Form 10-K405, Exhibit 13
period 1995-12-31
OILGEAR CO
filed 1996-04-01
CIK 74058

                                                                      EXHIBIT 13

                                                                     (1995 10-K)


MANAGEMENT'S DISCUSSION

RESULTS OF OPERATIONS

ORDERS, SHIPMENTS & BACKLOG                       1995           1994           1993
- --------------------------------------------------------------------------------------
Net orders                                 $89,146,000     69,982,000     63,920,000
Percentage increase                              27.4%           9.5%           3.3%
Net sales (shipments)                      $82,157,000     69,840,000     61,779,000
Percentage increase
  (decrease)                                     17.6%          13.0%          (9.5%)
Backlog at
  December 31                              $21,901,000     14,913,000     14,771,000
Percentage increase                              46.9%           1.0%          17.0%

        Domestic and US export orders for 1995 were approximately 15% higher than 1994 and the December 31, 1995 backlog of these orders increased by approximately 15% as compared to 1994. The increase was attributed to a strong United States economy and a significant increase (approximately 32%) in export business. Combined domestic and US export order bookings have continued at 1995 levels early in 1996. Additional growth will depend on the continued strength of the United States economy and the continued success in the export markets.

        Domestic orders for 1994 increased approximately 28%. Although most product lines showed an increase in orders, the largest increase in 1994 came from engineered hydraulic systems. The increased orders for new products introduced over the last few years and increased business with original equipment manufacturers such as John Deere resulted in increased orders in component products in 1994. Process improvements in the Company's marketing programs increased orders in 1994. The backlog in Europe at December 31, 1995 increased by 74% as compared to 1994.

        European orders for 1995 were approximately 61% higher than 1994. The increase was attributed to the recovery of the European economy.

        European orders for 1994 decreased by approximately 20%. The economic recession in the capital goods industry was the principal reason for the decrease. The European companies down sized in 1994 to meet the lower level of demand.

        An increased beginning backlog of domestic orders and increased orders from all business throughout the year caused shipments for 1995 to increase by approximately 18% from 1994. The backlog at December 31, 1995 increased by approximately 47% as compared to 1994.

        The increase in shipments for 1994 was directly affected by the increase in domestic orders.

        The Company is going into 1996 with an increased backlog of orders and a cautious outlook for a continued strong capital goods market. Orders for domestic and European business are expected to stabilize in 1996. If there is increased demand in the world for capital equipment projects that require our systems technology, then the Company is ready to supply the engineering, hydraulic and electrical products, and customer service required to meet the demand.

        The gross margin was 32.0%, 33.6% and 32.0% for 1995, 1994 and 1993, respectively. Despite process improvements resulting in a higher gross margin in 1994, price competition and the mix of products shipped reduced the gross margin in 1995. See Footnote 3 on pages 15 and 16 for the LIFO inventory effect on cost of sales in 1995 and 1994.

OPERATING EXPENSES                                1995           1994           1993
- --------------------------------------------------------------------------------------
Research and development                   $ 2,127,000      1,752,000      1,653,000
Percent change                                   21.4%           6.0%           2.4%
Selling, general and administrative
  less research and development            $19,690,122     18,718,707     17,767,568
Percent change                                    5.2%           5.4%          (9.4%)

        In 1995, due to increased demand from the Original Equipment Manufacturing market segment for new products, the Company increased the level of its development projects.

        The Company continued to be committed to developing new products and enhancing existing products with technological improvements to better satisfy customer needs. It is also committed to reducing the time it takes from the conceptual design phase to the market entry phase.

        The translation of foreign currencies to US dollars at higher rates in 1995 and in 1994 increased operating expenses in 1995 and in 1994. Other items affecting operating expenses were inflation and in 1994 the employee severance expenses. The cost awareness, total quality and employee empowerment programs have been successful in maximizing positive output from all costs and expenses incurred.

        The increased level of debt arising from the expansion of the business and construction of an addition to the building at the Fremont, Neb. plant caused interest expense to increase approximately 20% in 1995.

        Footnote 7 to the consolidated financial statements on page 16 summarizes the non-operating income and expense. The Company's effective income tax rate was 28.6% in 1995, 10.5% in 1994 and (17.1)% in 1993. See Footnote 8 to the consolidated financial statements on page 17 for an explanation of the effective income tax rates.

INFLATION AND CHANGING PRICES

        Oilgear uses the LIFO method of accounting for most of its inventories and has reserves for obsolete and slow moving inventory. The majority of the Company's assets were purchased over the last forty years and reside in the United States and Western Europe. These assets are in operation and have been maintained through the years. Management believes that inflation has not significantly distorted the net earnings reported for the Company. However, because of inflation and the extent to which these assets have been depreciated, management believes the book value of the Company, stated in historical dollars at $19.33 per share, significantly understates the current or replacement value of the Company's assets.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

1995                                             FIRST            SECOND            THIRD            FOURTH
- -------------------------------------------------------------------------------------------------------------
Net sales                                  $17,760,031        19,274,473       21,499,167        23,623,699
Net earnings                                   351,888           567,423          617,957           654,466
Net earnings per share of common stock            0.31              0.49             0.53              0.56
Dividends per share of common stock               0.10              0.10             0.10              0.10
Stock price low*                                 12.50             13.50               17             15.25
Stock price high*                                14.25             18.50            19.50             18.50


1994                                             FIRST            SECOND            THIRD            FOURTH
- -------------------------------------------------------------------------------------------------------------
Net sales                                  $15,839,746        16,309,616       17,963,673        19,726,608
Net earnings**                                 153,465           356,000          662,002           593,694
Net earnings per share of common stock            0.15              0.32             0.60              0.53
Dividends per share of common stock               0.05              0.05             0.05              0.10
Stock price low*                                 10.50                11               11             12.50
Stock price high*                                   13             12.37               14             14.25

* High and low sales prices in the Nasdaq Stock Market.

**Fourth quarter net earnings includes changes in year end accounting estimates and effect of change in method in calculating LIFO as noted in Footnote 3 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION

DISCUSSION OF FINANCIAL POSITION

CAPITALIZATION                 1995             1994              1993
- ------------------------------------------------------------------------
Interest Bearing Debt   $19,899,255       18,403,414        18,499,778
- ------------------------------------------------------------------------
Shareholders' Equity     22,771,627       20,542,443        17,270,867
- ------------------------------------------------------------------------
Debt and Equity          42,670,882       38,945,857        35,770,645
- ------------------------------------------------------------------------
Ratio                         46.6%            47.3%             51.7%
- ------------------------------------------------------------------------

EQUITY

        The increase in shareholders' equity in 1995 was primarily the result of net earnings. In 1994, shareholders' equity increased as a result of higher earnings, approximately $1,000,000 of issued common stock and an increase of approximately $1,000,000 in the equity adjustment for foreign currency translation, which was the result of a weaker US dollar at year-end 1994.

        The dividend for all four quarters of 1995 was $.10 per share. The dividend was increased from $.05 to $.10 in the fourth quarter of 1994.

        The Company's common stock is traded over-the-counter in the Nasdaq Stock Market, symbol OLGR. At December 31, 1995, there were approximately 649 shareholders of record. Oilgear believes it is desirable for its employees to have an ownership interest in the Company. This concept is supported by several programs that are described in Footnote 9 to the consolidated financial statements starting on page 17. The Company sold and made contributions to the employee benefit plans of:

1995                               SHARES              VALUE
=============================================================
Common stock                       40,317         $  533,000


1994                               SHARES              VALUE
=============================================================
Common stock                       94,780         $1,040,000


1993                               SHARES              VALUE
=============================================================
Common stock                       32,324         $  364,000


INTEREST BEARING DEBT

        Interest bearing debt increased in 1995 from the financing of the approximately 21,000 square foot addition to the plant in Fremont, Neb. This addition was financed with an $850,000 ten year bank term loan with an interest rate of 8.5% and a $500,000 ten year municipal term loan with an interest rate of 4.25%. During 1995, the Company amended its revolving loan agreement. The amended agreement provides for borrowings up to $11,000,000 through June 1997 and replaced the prior agreement which provided for borrowings up to $9,000,000 through June 1996. At December 31, 1995, $10,200,000 was outstanding. In addition, 1,000,000 Pounds Sterling ($1,586,296) of additional borrowings were added to the revolving loan agreement. This amount was used to pay down the European short-term borrowings.

        During 1994, the Industrial Revenue Bond was replaced by an equal amount of a bank term loan. The new term loan has an interest rate of 7.1% compared to the Industrial Revenue Bond rate of 7.91%. A second bank term loan was taken out in 1994 to replace $3,000,000 of the Company's revolving loan agreement. The interest rate on this second term loan is .25% above the bank prime rate. Both of the above term loans have monthly payment terms and will mature on September 1, 1997.

        A domestic bank line of credit of $2,000,000 was made available to the Company during 1994 for the purpose of financing the inventory costs of large customer orders. The interest rate on this line is .25% above the bank prime rate. $500,000 was borrowed against this line at December 31, 1995.

        Approximately $1,500,000 under a line of credit was available to one of the Company's foreign subsidiaries at December 31, 1995. There were no borrowings against these lines at December 31, 1995. See Footnotes 4 and 5 to the consolidated financial statements on page 16.

WORKING CAPITAL

LIQUIDITY                                1995            1994            1993
- -------------------------------------------------------------------------------
Cash and cash equivalents          $ 2,779,186       2,830,474       1,746,673
Short-term borrowings                  500,000       2,172,055       1,534,280
Working capital                     26,833,493      26,075,737      24,407,954
Current ratio                              2.4             2.5             2.8
Quick ratio                                1.0             1.0             1.2
Cash provided by operations          3,880,014       4,298,399       4,156,393
Cash used by investing activities   (5,366,080)     (2,973,405)     (4,626,738)
Cash provided (used) by
  financing activities               1,149,135        (391,387)     (1,078,470)

        The current ratio and the quick ratio continued to remain strong in all three years reported.

        Operations generated a positive net cash flow for 1995 and 1994 as presented in the above table. A large dollar value of shipments were shipped in December of 1995 causing trade receivables to increase at year end. The improvement in the domestic (including exports) and European business created an increase in work in process inventories in 1995.

        An increased demand for our new products and a stronger domestic market caused domestic inventories to increase by approximately $2,800,000 in 1994. After adjusting for currency exchange, the Company's European subsidiaries increased inventories by approximately $1,000,000 in 1994. The 1994 increase was the result of anticipated increased orders in 1995 from stronger European economies.

        In 1995, investing activities included the expansion of the Fremont, Neb facility, the acquisition of multiple spindle machine tools and upgrading of computer equipment. Cash used for investing activities in 1994 was primarily for machine tools. To manage the increased demand for the Company's new products and continue to deliver excellent customer service, the Company anticipates that capital expenditures will decrease only slightly in 1996.

        The Company's financial position at December 31, 1995 continues to be strong and management believes the Company has adequate means for meeting its future capital and operating needs.

BUSINESS DESCRIPTION

        A business description is provided in Footnote 2 to the consolidated financial statements on page 15.

NEW ACCOUNTING PRONOUNCEMENTS

        In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 121 and 123. SFAS 121 establishes accounting standards for the impairment of long-lived assets and certain identifiable intangible assets. The adoption of SFAS 121 in 1996 will have no material effect on the financial statements. SFAS 123 establishes financial and reporting standards for stock-based compensation plans. The Company expects to retain its current accounting methodology and expand its footnote disclosure when SFAS 123 is adopted in 1996.

5 YEAR SUMMARY

OPERATIONS                                      1995           1994          1993             1992**      1991
- --------------------------------------------------------------------------------------------------------------
Net sales                                 $82,157,370     69,839,643    61,779,060       68,265,617  66,043,956
Net earnings                                2,191,734      1,765,161       349,532        1,078,417   1,017,057
Net earnings after accounting change               --             --            --       (6,675,583)         --
Earnings per share                               1.89           1.60          0.34             1.07        1.06
Earnings per share after accounting change         --             --            --            (6.67)         --
Dividends per share                              0.40           0.25          0.35             0.60        0.80

CAPITALIZATION
- --------------------------------------------------------------------------------------------------------------
Interest bearing debt                     $19,899,255     18,403,414    18,499,778       19,637,606  20,542,911
Shareholders' equity                       22,771,627     20,542,443    17,270,867       19,549,833  30,933,501
Total assets                               77,902,162     69,879,022    63,704,350       65,470,908  68,837,403
Book value per share                            19.33          18.05         16.56            19.34       31.24
December 31st stock price*                      17.00          14.25         11.13            11.00       13.25

*The last sale price for the year in the Nasdaq Stock Market.

**Reflects an accounting change to recognize postretirement employee benefits on an accrual basis from a cash basis of accounting. The result of this accounting change reduced 1992 net earnings by $7,754,000.

CONSOLIDATED STATEMENTS OF OPERATIONS AND SHAREHOLDERS' EQUITY

The Oilgear Company and Subsidiaries Years ended December 31, 1995, 1994 and
1993

OPERATIONS                                                                              1995             1994             1993
- --------------------------------------------------------------------------------------------------------------------------------
Net sales (note 2)                                                               $82,157,370       69,839,643       61,779,060
Cost of sales (note 3)                                                            55,858,297       46,340,042       41,985,086
- --------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                      26,299,073       23,499,601       19,793,974
Selling, general and administrative expenses                                      21,817,122       20,470,707       19,420,568
- --------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                   4,481,951        3,028,894          373,406
Interest expense                                                                   1,690,107        1,407,648        1,334,899
Other non-operating income, net (note 7)                                             277,890          349,915        1,260,025
- --------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                       3,069,734        1,971,161          298,532
Income tax expense (benefit) (note 8)                                                878,000          206,000          (51,000)
- --------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                     $ 2,191,734        1,765,161          349,532
                                                                                 ===============================================
Weighted average outstanding shares                                                1,162,713        1,102,865        1,031,961
- --------------------------------------------------------------------------------------------------------------------------------
Earnings per share of common stock                                               $      1.89             1.60             0.34
                                                                                 ===============================================
SHAREHOLDERS' EQUITY:
- --------------------------------------------------------------------------------------------------------------------------------
Common stock (note 9):
  Balance at beginning of year                                                   $ 1,137,938        1,043,158        1,010,834
   Sales to employee and director benefit plans (40,317, 36,940 and
     32,324 shares in 1995, 1994 and 1993, respectively)                              40,317           36,940           32,324
   Contributions to employee benefit plans
     (57,840 shares in 1994)                                                               -           57,840                -
- --------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                           1,178,255        1,137,938        1,043,158
- --------------------------------------------------------------------------------------------------------------------------------
Capital in excess of par value (note 9):
  Balance at beginning of year                                                     7,803,727        6,858,845        6,527,334
   Sales to employee and director benefit plans                                      492,635          376,863          331,511
   Contributions to employee benefit plans                                                 -          568,019                -
- --------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                           8,296,362        7,803,727        6,858,845
- --------------------------------------------------------------------------------------------------------------------------------
Retained earnings (note 9):
  Balance at beginning of year                                                    17,072,882       15,586,766       15,600,089
  Net earnings                                                                     2,191,734        1,765,161          349,532
  Cash dividends declared ($.40, $.25 and $.35
   per share in 1995, 1994 and 1993, respectively)                                  (467,675)        (279,045)        (362,855)
  Treasury stock disposals under cost                                               (121,428)               -                -
- --------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                          18,675,513       17,072,882       15,586,766
- --------------------------------------------------------------------------------------------------------------------------------
Notes receivable from employees (note 9):
  Balance at beginning of year                                                      (168,044)        (207,745)        (198,293)
  Sales under employee stock purchase plan                                           (66,250)         (36,750)         (99,660)
  Payments received/forgiven on notes                                                 86,884           76,451           90,208
- --------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                            (147,410)        (168,044)        (207,745)
- --------------------------------------------------------------------------------------------------------------------------------
Equity adjustment for foreign currency translation:
  Balance at beginning of year                                                      (124,060)      (1,130,157)        (110,131)
  Translation adjustment                                                             372,967        1,006,097       (1,020,026)
- --------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                             248,907         (124,060)      (1,130,157)
- --------------------------------------------------------------------------------------------------------------------------------
Equity adjustment for pension liability:
  Balance at beginning of year                                                    (5,180,000)      (4,880,000)      (3,280,000)
  Pension liability adjustment                                                      (300,000)        (300,000)      (1,600,000)
- --------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                          (5,480,000)      (5,180,000)      (4,880,000)
- --------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       $22,771,627       20,542,443       17,270,867
                                                                                 ===============================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

THE OILGEAR COMPANY AND SUBSIDIARIES DECEMBER 31, 1995 AND 1994

ASSETS                                                   1995         1994
- --------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                        $ 2,779,186   2,830,474
  Trade accounts receivable, less allowance
   for doubtful receivables of $313,885 and
    $275,893 in 1995 and 1994, respectively         16,383,534  14,966,715
  Inventories (note 3)                              26,595,579  22,296,710
  Prepaid expenses                                     414,029     309,740
  Other current assets                                 409,726     645,266
- --------------------------------------------------------------------------
Total current assets                                46,582,054  41,048,905
- --------------------------------------------------------------------------
Property, plant and equipment, at cost (note 5):
  Land                                               1,281,471   1,217,743
  Buildings                                         10,773,276   9,393,778
  Machinery and equipment                           36,964,751  33,128,068
  Drawings, patterns and patents                     2,302,638   1,981,992
- --------------------------------------------------------------------------
                                                    51,322,136  45,721,581
  Less accumulated depreciation and amortization    24,214,130  21,019,373
- --------------------------------------------------------------------------
Net property, plant and equipment                   27,108,006  24,702,208
Pension intangible (note 9)                            700,000     800,000
Other assets (note 9)                                3,512,102   3,327,909
- --------------------------------------------------------------------------
                                                   $77,902,162  69,879,022
                                                   =======================

LIABILITIES AND SHAREHOLDERS' EQUITY                      1995        1994
- --------------------------------------------------------------------------
Current liabilities:
  Short-term borrowings (note 4)                   $   500,000   2,172,055
  Current installments of long-term
    debt (note 5)                                    3,324,359   3,038,515
  Accounts payable                                   7,922,093   6,529,990
  Customer deposits                                  2,704,924   1,022,109
  Accrued compensation                               2,555,159   2,270,593
  Other accrued expenses and income
    taxes (note 8)                                   2,742,026   2,302,716
- --------------------------------------------------------------------------
Total current liabilities                           19,748,561  17,335,978
- --------------------------------------------------------------------------
Long-term debt, less current installments (note 5)  16,074,896  13,192,844
Unfunded employee retirement plan costs (note 9)     7,100,000   6,900,000
Unfunded postretirement health care costs (note 9)  11,180,000  11,180,000
Other noncurrent liabilities                         1,027,078     727,757
- --------------------------------------------------------------------------
Total liabilities                                   55,130,535  49,336,579
- --------------------------------------------------------------------------
Commitments and contingencies (notes 9 and 11)
Shareholders' equity (notes 5 and 9):
  Common stock, par value $1 per share,
   authorized 4,000,000 shares; issued
    1,178,255 and 1,137,938 shares in 1995 and
    1994, respectively                               1,178,255   1,137,938
  Capital in excess of par value                     8,296,362   7,803,727
  Retained earnings                                 18,675,513  17,072,882
- --------------------------------------------------------------------------
                                                    28,150,130  26,014,547
Deduct:
  Notes receivable from employees for purchase of
   common stock of the Company                        (147,410)   (168,044)
  Equity adjustment for foreign currency
    translation                                        248,907    (124,060)
  Equity adjustment for pension liability
    (note 9)                                        (5,480,000) (5,180,000)
- --------------------------------------------------------------------------
Total shareholders' equity                          22,771,627  20,542,443
- --------------------------------------------------------------------------
                                                   $77,902,162  69,879,022
                                                   =======================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Oilgear Company and Subsidiaries Years ended December 31, 1995, 1994 and
1993

                                                                                        1995             1994             1993
- -------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                                   $ 2,191,734        1,765,161          349,532
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
   Depreciation and amortization                                                   3,061,675        2,787,251        2,669,968
   Common and treasury stock issued in connection with:
     Funding of expense for the employee retirement plans                                  -          625,859                -
     Compensation element of sales to employees
       and employee savings plan                                                     115,632          123,871          113,161
   Deferred income taxes                                                                   -           17,000          (77,000)
   Change in assets and liabilities:
     Trade accounts receivable                                                    (1,132,502)         271,779          521,504
     Inventories                                                                  (4,158,041)      (3,397,219)      (1,808,268)
     Prepaid expenses                                                                (93,225)          89,092          867,431
     Accounts payable                                                              1,295,429        2,112,262          441,041
     Customer deposits                                                             1,650,842       (1,067,995)         992,508
     Accrued compensation                                                            229,310          507,538          583,756
     Other, net                                                                      719,160          463,800         (497,240)
- -------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          3,880,014        4,298,399        4,156,393
- -------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment                                      (5,241,948)      (2,865,346)      (4,035,747)
  Additions to other assets                                                         (124,132)        (108,059)        (590,991)
- -------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                             (5,366,080)      (2,973,405)      (4,626,738)
- -------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayments) under line of credit agreement                      (1,778,345)         440,895         (359,218)
  Repayment of long-term debt                                                     (2,613,177)      (1,850,820)      (1,335,677)
  Proceeds from issuance of long-term debt                                         5,691,806          967,950          738,059
  Dividends paid                                                                    (467,675)        (279,045)        (362,855)
  Proceeds from sale of common stock                                                 272,950          300,942          199,452
  Payments received on notes receivable from employees                                43,576           28,691           41,769
- -------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                   1,149,135         (391,387)      (1,078,470)
- -------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                                            285,643          150,194         (355,228)
- -------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 (51,288)       1,083,801       (1,904,043)
Cash and cash equivalents:
  At beginning of year                                                             2,830,474        1,746,673        3,650,716
- -------------------------------------------------------------------------------------------------------------------------------
  At end of year                                                                 $ 2,779,186        2,830,474        1,746,673
                                                                                 ==============================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
   Interest                                                                      $ 1,582,959        1,515,300        1,322,536
   Income taxes                                                                  $   522,723          320,507          266,311
                                                                                 ==============================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Oilgear Company and Subsidiaries Years ended December 31, 1995, 1994 and
1993

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     CONSOLIDATION

        These consolidated financial statements include the accounts of The Oilgear Company and its subsidiaries (Company). All significant intercompany balances and transactions have been eliminated.

(b)     FOREIGN CURRENCY TRANSLATION

        Substantially all assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date and substantially all income and expense accounts are translated at the weighted average exchange rate during the year. Translation adjustments are not included in determining net earnings, but are accumulated as a component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in net earnings.

(c)     CASH EQUIVALENTS

        For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents totaled approximately $444,000 and $1,007,000 at December 31, 1995 and 1994, respectively, and consisted primarily of commercial paper.

(d)     INVENTORIES

        Inventories are stated at the lower of cost or market. Cost has been calculated on the last-in, first-out (LIFO) method for the majority of the domestic inventories. As discussed in note 3, effective January 1, 1994, the Company changed its method of accounting for LIFO inventories from the dollar value approach to the specific goods approach. For the balance of the inventories, cost has been calculated under the first-in, first-out (FIFO) or average actual cost methods. Market means current replacement cost not to exceed net realizable value. Products returned from customers are inspected to verify that the product is in as new condition. Products verified to be in as new condition, are added to inventory. Reserves are charged to cost of sales for obsolete and slow moving inventory.

(e)     DEPRECIATION AND AMORTIZATION

        Depreciation and amortization of plant and equipment are provided over the estimated useful lives of the respective assets under the straight-line method. Estimated useful lives range from 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 5 to 17 years for drawings, patterns and patents.

(f)     REVENUE RECOGNITION

        The Company recognizes revenue on some system contracts on a percentage-of-completion basis, measured by an estimate of the revenue generated by each component of the system upon its completion. Losses are recognized at the time a loss is projected. Revenue is recognized on other sales of products generally upon shipment to the customer.

(g)     INCOME TAXES

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h)     RESEARCH AND DEVELOPMENT COSTS

        Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Total research and development costs were approximately $2,127,000, $1,752,000 and $1,653,000 in 1995, 1994 and 1993, respectively.

(i)     USE OF ESTIMATES

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(j)     RECLASSIFICATIONS

        Certain amounts as originally reported in 1993 and 1994 have been reclassified to conform with the 1995 presentation.

(2)     BUSINESS DESCRIPTION AND OPERATIONS

        The Oilgear Company provides advanced technology in the design and production of unique fluid power components, systems and electronic controls. Products include piston pumps, motors, valves, controls, manifolds, electronic systems and components, cylinders, reservoirs, skids and meters. Industries that use these products are primary metals, machine tool, automobile, petroleum, construction equipment, chemical, plastic, glass, lumber, rubber and food. The products are sold as individual components or integrated into high performance systems.

Geographic area information is as follows:

                                                    1995           1994           1993
- ---------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
Within the United States                     $44,118,481     39,452,849     31,545,020
United States exports                         11,319,811      8,587,932      8,166,736
- ---------------------------------------------------------------------------------------
Total United States                           55,438,292     48,040,781     39,711,756
Foreign                                       26,719,078     21,798,862     22,067,304
- ---------------------------------------------------------------------------------------
                                             $82,157,370     69,839,643     61,779,060
                                             ==========================================
Transfers between geographic areas:
United States exports                        $ 3,909,946      3,426,753      2,747,325
                                             ==========================================
United States imports                        $   989,147        986,425        726,224
                                             ==========================================
Earnings (loss) before income taxes:
United States                                $ 1,953,373      2,311,246         89,325
Foreign                                        1,116,361       (340,085)       209,207
- ---------------------------------------------------------------------------------------
                                             $ 3,069,734      1,971,161        298,532
                                             ==========================================
Identifiable assets:
United States                                $52,345,054     48,000,022     42,610,049
Foreign                                       25,557,108     21,879,000     21,094,301
- ---------------------------------------------------------------------------------------
                                             $77,902,162     69,879,022     63,704,350
                                             ==========================================

        Foreign operations consist predominately of subsidiaries in Europe. Transfers and sales between geographic areas are accounted for at cost plus a reasonable profit.

(3)     INVENTORIES

Inventories at December 31, 1995 and 1994 consist of the following:

                                                                   1995           1994
- ---------------------------------------------------------------------------------------
Raw materials                                               $ 1,440,263      1,294,372
Work in process                                              24,921,466     22,397,052
Finished goods                                                3,381,850      3,039,286
- ---------------------------------------------------------------------------------------
                                                             29,743,579     26,730,710
LIFO reserve                                                 (3,148,000)    (4,434,000)
- ---------------------------------------------------------------------------------------
Total                                                       $26,595,579     22,296,710
                                                            ===========================

        Inventories stated on the LIFO basis are valued at $14,820,000 and $11,358,000 at December 31, 1995 and 1994, respectively.

        During 1995, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of sales in 1995, thus reducing cost of sales by approximately $800,000 below the amount that would have

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Oilgear Company and Subsidiaries Years ended December 31, 1995, 1994 and
1993

resulted from liquidating inventory recorded at December 31, 1995 prices.

        Effective January 1, 1994, the Company changed its method of accounting for inventories valued under the LIFO method from the dollar value approach to the specific goods approach. The Company believes the specific goods approach will provide a more accurate presentation of inventories and result in better matching of revenues with related costs. The cumulative effect of this accounting change and the pro forma effect on prior years' earnings are not determinable.

        During 1994, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of sales in 1994, thus reducing cost of sales by approximately $1,300,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1994 prices. The effect was partially offset by higher cost of sales of $1,000,000 than would have occurred under the dollar value approach for certain items. The net result was that 1994 operating income was approximately $300,000 higher due to the change in accounting method discussed above. The effect of this accounting change on the consolidated financial statements for the first three quarters of 1994 was not material.

(4)     SHORT-TERM BORROWINGS

        Short-term borrowings under a domestic line of credit amounted to $500,000 and $1,147,533 at December 31, 1995 and 1994, respectively.
Compensating balances are not required. The unused portion of the domestic line of credit at December 31, 1995 amounted to $1,500,000. Borrowings under the line of credit bear interest at the bank's prime rate plus .25% (8.75% as of December 31, 1995). This line of credit is collateralized by all domestic property, plant and equipment.

        Short-term borrowings under foreign lines of credit amounted to $1,024,522 at December 31, 1994. There were no borrowings outstanding at December 31, 1995. Compensating balances are not required. The unused portion of the foreign lines of credit at December 31, 1995 amounted to $1,548,000. These lines of credit bear interest at the bank's rate plus 2% (8.50% as of December 31, 1995) and are collateralized by substantially all assets of the applicable foreign subsidiaries.

(5)     LONG-TERM DEBT

Long-term debt consisted of the following:

                                                        1995                1994
- ---------------------------------------------------------------------------------
Revolving loan agreement                         $10,200,000           8,500,000
Notes payable to banks                             5,609,000           4,985,676
Note payable to municipality, due in
  monthly installments through January
  2006 at 4.25% per annum.                           500,000                   -
Mortgage notes of German subsidiary,
  payable in Deutsche Marks and due in
  annual installments through 2003
  (interest rates range from 5.7% to 7.6%
  as of December 31, 1995).                        1,575,711           1,914,867
European Steel and Coal Community
  note of UK subsidiary, payable
  in Pounds Sterling in four annual
  installments beginning in 1995 at
  10% interest per annum.                            335,366             452,065
Mortgage notes of French subsidiary,
  payable in French Francs and due in
  quarterly installments through 2002 at
  9.2% and 9.8% interest per annum.                  308,086             316,114
Capital leases                                       871,092              62,637
- ---------------------------------------------------------------------------------
                                                  19,399,255          16,231,359
Less current installments                          3,324,359           3,038,515
- ---------------------------------------------------------------------------------
Long-term debt, less current installments        $16,074,896          13,192,844
                                                 ================================

        In April 1995, the Company amended its revolving loan agreement. The amended agreement provides for borrowings up to $11,000,000 through June 1997 and replaced the prior revolving loan agreement which provided for borrowings up to $9,000,000 through June 1996. Interest on borrowings under the agreement is at varying rates based, at the Company's option, on the bank's prime rate or money market rate. Under the agreement, the Company is required to pay a commitment fee of .375 of 1% per annum on unused loan amounts available. Amounts outstanding at December 31, 1995 bear interest at 8.2%.

        In November 1995, the Company amended its revolving loan agreement. The amended agreement provides for additional borrowings of 1,000,000 Pounds Sterling ($1,586,000 at December 31, 1995, included in notes payable to banks) through June 1997. The proceeds were used to decrease short-term borrowings in the United Kingdom. The interest rate on this loan floats on a quarterly basis based on bank interest rates in the United Kingdom (8.95% at December 31, 1995).

        In connection with the revolving loan agreement, the Company also has two term loans with remaining balances of $1,470,000 and $1,703,000 payable in monthly installments through September 1997 and bearing interest at 7.1% and the bank's prime rate plus .25% (8.75% as of December 31, 1995), respectively. During 1994, the Company used the proceeds of one term loan to repay an Industrial Revenue Bond.

        The Company also has notes payable to a bank and a municipality with balances of $850,000 and $500,000, respectively, at December 31, 1995. These notes bear interest at 8.5% and 4.25%, respectively. These notes are payable in monthly installments through January 2006.

        All borrowings under the amended revolving loan agreement and notes payable are collateralized by domestic property, plant and equipment. Covenants in connection with long-term debt provide for, among other things, a specified minimum level of consolidated net worth and working capital and limitations on additional long-term debt and capital expenditures.

        Aggregate annual principal payments for long-term debt maturing during the next five years, including capital leases, are: 1996 - $3,324,359; 1997 - $13,750,617; 1998 - $464,255; 1999 - $285,513 and 2000 - $296,637.

(6)     LEASES

        The Company has noncancelable operating leases, primarily for automobiles, equipment, and sales facilities. Rent expense for operating leases during 1995, 1994 and 1993 was $863,000, $646,000 and $556,000, respectively.

        Future minimum lease payments under noncancelable operating leases for each of the next five years are: 1996 - $720,000; 1997 - $616,000; 1998 -
$324,000; 1999 - $105,000; 2000 - $27,000.

(7)     NON-OPERATING INCOME, NET

Non-operating income (expense) consists of the following:

                                               1995           1994          1993
- ---------------------------------------------------------------------------------
Interest income                            $158,316        130,502       711,965
Foreign currency
  exchange gain (loss)                      149,159         67,640       (25,549)
Miscellaneous, net                          (29,585)       151,773       573,609
- ---------------------------------------------------------------------------------
                                           $277,890        349,915     1,260,025
                                           ======================================

(8) INCOME TAXES

Income tax expense (benefit) attributable to income from continuing operations consists of:

                                      1995          1994         1993
- ----------------------------------------------------------------------
Current:
  Federal                         $520,000        59,000      (54,000)
  State                             50,000        40,000            -
  Foreign                          308,000        90,000       80,000
- ----------------------------------------------------------------------
                                   878,000       189,000       26,000
Deferred                                 -        17,000      (77,000)
- ----------------------------------------------------------------------
Total                             $878,000       206,000      (51,000)
                                  ====================================

The rate of expected income tax expense (benefit) differs from the effective income tax rate as follows:

                                            1995         1994        1993
- ---------------------------------------------------------------------------
Computed "expected" income tax rate         34.0%        34.0%       34.0%
State taxes (net of federal income
  tax benefit)                               1.1          1.2           -
Adjustment of prior years'
  income taxes                                 -            -       (17.1)
Change in balance of valuation
  allowance allocated to
  income tax expense                        (5.8)       (27.5)      (11.2)
Unremitted foreign earnings &
  foreign tax rate differential              0.9          3.0       (22.8)
Exempt foreign sales
  corporation income                        (1.5)        (1.2)          -
Other                                       (0.1)         1.0           -
- ---------------------------------------------------------------------------
Effective income tax rate                   28.6%        10.5%      (17.1)%
                                            ===============================

The significant components of deferred income tax expense (benefit) attributable to income from continuing operations are as follows:

                                                                          1995            1994           1993
- --------------------------------------------------------------------------------------------------------------
Deferred tax expense (benefit)
  (exclusive of the effects of other
  components listed below)                                            $469,000         385,000       (647,000)
Effects of adjustments in the beginning
  of year valuation allowance                                         (469,000)       (368,000)       570,000
- --------------------------------------------------------------------------------------------------------------
                                                                      $      -          17,000        (77,000)
                                                                      ========================================


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows:

                                                         1995          1994
- ----------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                              $   60,000        60,000
  Inventories                                         335,000       266,000
  Compensation                                        544,000       447,000
  Warranty reserve                                     60,000        95,000
  Employee benefits accruals                        6,019,000     5,994,000
  Tax credit carryforwards                          1,019,000       470,000
  Net operating loss carryforwards                    779,000     1,703,000
- ----------------------------------------------------------------------------
Total gross deferred tax assets                     8,816,000     9,035,000
Less valuation allowance                            4,586,000     5,055,000
- ----------------------------------------------------------------------------
Net deferred tax assets                             4,230,000     3,980,000
- ----------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                      4,138,000     3,929,000
  Other                                               178,000       137,000
- ----------------------------------------------------------------------------
Total gross deferred tax liabilities                4,316,000     4,066,000
- ----------------------------------------------------------------------------
Net deferred tax liability                         $  (86,000)      (86,000)
                                                   =========================

        The valuation allowance for deferred tax assets as of January 1, 1994 was $5,423,000. The net change in the total valuation allowance for the years ended December 31, 1995 and 1994 was a decrease of $469,000 and $368,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1995 will be allocated as follows:

- --------------------------------------------------------------
Income tax benefit reported in the
  consolidated statement of operations            $ 2,946,000
Shareholders' equity                                1,640,000
- --------------------------------------------------------------
                                                  $ 4,586,000
                                                  ============

        The valuation allowance allocated to shareholders' equity relates to the portion of the equity adjustment for pension liability under Statement of Financial Accounting Standards No. 87 for which no tax benefit has been recognized.

        At December 31, 1995 the Company has a U.S. tax operating loss carryforward of approximately $740,000, a foreign tax credit carryforward of approximately $190,000, a general business tax credit carryforward of approximately $410,000 and an AMT tax credit carryforward of approximately $419,000. The U.S. tax operating loss carryforward expires in 2006 and 2007, the foreign tax credits begin expiring in 1996 through 2000, the business tax credits begin expiring in 2001 through 2010 and the AMT tax credits have no expiration. The Company also has a tax operating loss carryforward applicable to a foreign subsidiary of approximately $1,600,000 which can be carried forward indefinitely.

        The unremitted earnings of the Company's foreign subsidiaries, on which income taxes have not been provided, are considered permanently invested and aggregated approximately $5,800,000 at December 31, 1995.

(9)     EMPLOYEE BENEFIT PLANS

(a)     PENSION PLANS

        The Company has non-contributory defined benefit retirement plans covering substantially all domestic employees. The plan covering salaried and management employees provides pension benefits that are based on years of service and the employee's compensation during the last ten years prior to retirement. Benefits payable under this plan may be reduced by benefits payable under The Oilgear Stock Retirement Plan (Stock Retirement Plan). The plan covering hourly employees and union members generally provides benefits of stated amounts for each year of service. The Company's policy is to fund pension costs to conform with the Employee Retirement Income Security Act of 1974.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Oilgear Company and Subsidiaries Years ended December 31, 1995, 1994 and
1993

        Unfunded employee retirement plan costs reflect the excess of the unfunded accumulated benefit obligation over accrued pension cost. This excess has been partially offset by an intangible asset with the remainder reflected as an adjustment to shareholders' equity. Plan assets are primarily invested in The Oilgear Company common stock (88,840 shares at December 31, 1995 and 1994), money market, equity and long-term bond mutual funds. Data relative to 1995 and 1994 is as follows:

                                                 1995            1994
- ----------------------------------------------------------------------
Actuarial present value of vested
  benefit obligation                     $ 16,500,000      13,900,000
                                         =============================
Accumulated benefit obligation
  including vested benefits              $ 17,600,000      14,900,000
                                         =============================
Projected benefit obligation             $ 17,900,000      14,900,000
Plan assets at fair value                 (13,100,000)    (10,400,000)
- ----------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                  4,800,000       4,500,000
Unrecognized net transition liability
  being recognized over 15 years             (600,000)       (700,000)
Unrecognized net loss from past
  experience, experience different
  from that assumed and effects
  of changes in assumptions                (6,800,000)     (6,200,000)
- ----------------------------------------------------------------------
Prepaid pension cost, included
  in other assets                          (2,600,000)     (2,400,000)
Adjustment for additional minimum
  liability, reflected as unfunded
  employee retirement plan costs            7,100,000       6,900,000
- ----------------------------------------------------------------------
Total pension liability                  $  4,500,000       4,500,000
                                         =============================

Net pension expense under these plans for the year is comprised of the following:

                                         1995        1994        1993
- ----------------------------------------------------------------------
Service cost                      $   300,000     300,000     300,000
Interest cost on projected
  benefit obligation                1,200,000   1,100,000   1,100,000
Return on plan assets              (2,800,000)    500,000    (800,000)
Net amortization and deferral
  of net transition liability       2,200,000  (1,200,000)    100,000
- ----------------------------------------------------------------------
Net pension expense               $   900,000     700,000     700,000
                                  ====================================

        The actuarial present value of the projected benefit obligation was determined using a weighted average discount rate of 7.4% in 1995, 8.5% in 1994 and 7.5% in 1993 and a rate of increase in compensation levels (as applicable) of 3% offset by projected payments from the Stock Retirement Plan as outlined in the plan's provisions. The expected long-term rate of return used to measure plan assets was 10% in 1995, 1994 and 1993.

        The Company has a pension plan (UK Plan) for substantially all United Kingdom employees that provides defined benefits based upon years of service and salary. The provisions of the UK Plan provide for vesting after six months of continuous employment and employee contributions equal to 6% of salary. At the most recent actuarial determination date, April 1995, the pension plan data comprised the following:

- -----------------------------------------------------------------------------
Actuarial present value of vested accumulated plan benefits      $ 7,000,000
                                                                 ============
Market value of net assets available for benefits                $ 7,000,000
                                                                 ============

        Pension expense for the UK Plan was $199,000, $205,000 and $215,000 in 1995, 1994 and 1993, respectively.

        The Stock Retirement Plan is a defined contribution plan covering substantially all domestic salaried employees. The Stock Retirement Plan is non-contributory and provides for Company contributions based on a percentage of defined earnings of eligible employees. The Stock Retirement Plan owned 272,131 and 273,095 shares of the Company's common stock as of December 31, 1995 and 1994, respectively. Certain benefits payable under the Stock Retirement Plan serve to reduce benefits payable under the non-contributory defined benefit retirement plans referred to above.

(b)     EMPLOYEE SAVINGS PLANS

        The Company has an employee savings plan (Savings Plan), under which eligible domestic salaried employees may elect, through payroll deduction, to defer from 2% to 12% of their base salary, subject to certain limitations, on a pretax basis. The Company will contribute an additional 50% of the minimum 2% contribution and 25% of any additional contribution up to 3% above the minimum contribution. Contributions are placed in trust for investment in defined funds, including a stock plan for investment primarily in common stock of the Company. The Savings Plan trustee may purchase for the stock plan the Company's common stock, subject to certain limitations, at a price equal to 80% of the previous month's average low bid price. This discount is considered an additional contribution to the Savings Plan in the year of purchase. The amounts charged to expense under the Savings Plan, including the stock discount, were $216,000, $208,000 and $192,000 in 1995, 1994 and 1993, respectively. The Savings Plan owned 226,281 and 218,362 shares of the Company's common stock as of December 31, 1995 and 1994, respectively.

        During 1994 the Company adopted the Oilgear Milwaukee Shop Savings Plan, under which eligible domestic collective bargaining unit employees may elect, through payroll deductions, to defer from 1% to 15% of their earnings, subject to certain limitations, on a pretax basis. The plan does not require matching Company contributions. Employee contributions are placed in a trust for investment in defined funds.

(c)     EMPLOYEE STOCK PURCHASE PLAN

        The Company has a key employee stock purchase plan under which shares of common stock may be sold to key employees under restricted sales agreements. The shares are sold at the market price at the time of the sale. One-half of the purchase price is payable under 5% promissory notes over a three-year period. The last portion of the note is forgiven by the Company over a five-year period, beginning the year in which the first half is repaid, if employment has continued. The anticipated compensation element of the shares sold, represented by the potential forgiveness of the last one-half of the principal due, is charged to operations on the straight-line basis over the life of the note. The amounts charged to operations were $54,000, $58,000 and $68,000 in 1995, 1994 and 1993, respectively.

(d)     STOCK OPTION PLAN

        In 1992, the Company adopted The Oilgear Company 1992 Stock Option Plan (Option Plan). The Option Plan provides for the issuance of both incentive stock options and nonqualified stock options. Eligibility for participation in the Option Plan is determined by the Compensation Committee of the Board of Directors (Committee). The exercise price of the options is determined by the Committee but shall be greater than or equal to the fair market value of the Company's common stock when the option is granted. The Committee establishes the period or periods of time within which the option may be exercised within the parameters of the Option Plan document. Changes in stock options outstanding are as follows:

                                                               Number        Price
                                                              of Shares     Per Share
- -----------------------------------------------------------------------------------------
Options outstanding at December 31, 1992                       72,500         $11.00
  Cancelled in 1993 and available for reissue                   1,000          11.00
- -----------------------------------------------------------------------------------------
Options outstanding at December 31,
  1993 and 1994                                                71,500          11.00
  Granted                                                      19,161      15.50 - 18.00
  Exercised                                                   (11,039)         11.00
- -----------------------------------------------------------------------------------------
Options outstanding at December 31, 1995                       79,622      11.00 - 18.00
- -----------------------------------------------------------------------------------------
Options exercisable at December 31, 1995                       73,628      11.00 - 17.50
- -----------------------------------------------------------------------------------------
Options available for grant at
  December 31, 1995                                            28,500
- -----------------------------------------------------------------------------------------

(e)     DIRECTORS' STOCK PLAN

        The Company adopted The Oilgear Company Directors' Stock Plan (Plan). The Plan provides for any director of Oilgear, eligible to receive directors' fees, to receive Oilgear common stock in lieu of all or part of their directors fees. There are 10,000 shares available for issuance under the Plan of which 500 and 1,000 shares were issued in 1995 and 1994, respectively.

(f)     POSTRETIREMENT HEALTH AND LIFE CARE BENEFITS

        In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired domestic employees. All nonbargaining unit domestic employees eligible to receive retiree health care benefits as of December 31, 1991, are eligible to receive a health care credit based upon a defined formula or a percentage multiplied by the Medicare eligible premium. Nonbargaining unit domestic employees hired subsequent to, or ineligible at December 31, 1991, will receive no future retiree health care benefits. Bargaining unit domestic employees are provided retiree health care benefits in accordance with the employment agreement. Employees terminating their employment prior to normal retirement age forfeit their rights, if any, to receive health care and life insurance benefits.

        The following table presents the plan's funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1995 and 1994:

                                                                     1995          1994
- ----------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
Retirees                                                      $ 4,980,000     6,575,000
Fully eligible active plan participants                           692,000       971,000
Other active plan participants                                  2,626,000     2,325,000
- ----------------------------------------------------------------------------------------
                                                                8,298,000     9,871,000
- ----------------------------------------------------------------------------------------
Plan assets at fair value                                               -             -
- ----------------------------------------------------------------------------------------
Accumulated postretirement benefit
  in excess of plan assets                                      8,298,000     9,871,000
Unrecognized net gain                                           2,882,000     1,309,000
- ----------------------------------------------------------------------------------------
Accrued postretirement benefit cost, reflected
  as unfunded postretirement health care costs                $11,180,000    11,180,000
                                                              ==========================

Net periodic postretirement benefit cost includes the following components:

                                              1995           1994          1993
- --------------------------------------------------------------------------------
Service cost                             $ 117,000        110,000       110,000
Interest cost                              633,000        704,000       671,000
Net amortization and deferral             (273,000)       (16,000)      (60,000)
- --------------------------------------------------------------------------------
Net periodic postretirement
  benefit cost                           $ 477,000        798,000       721,000
                                         =======================================

For measurement purposes, the following health care cost assumptions were made:

FOR THE CURRENT RETIREE GROUP AND CURRENT ACTIVE BARGAINING GROUP:

        -Health care costs increase at a rate of 8.5% in years one to three, grading down to a rate of 4.5% in year 13 and thereafter.

FOR THE CURRENT NONBARGAINING ACTIVE GROUP:

        -Health care costs increase at a rate of 13.5% in years one and two, grading down to a rate of 4.5% in year 13 and thereafter.

FOR ALL PARTICIPANTS:

        -Medicare costs increase at a rate of 6.0% in year one, grading down to a rate of 4.5% in year eight and thereafter.

        The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $1,439,000 and the aggregate of the service and interest cost components of net periodic postretirement cost for the year ended December 31, 1995 by $105,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.4%, 8.5% and 7.5% at December 31, 1995, 1994 and 1993, respectively.

(10)    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 1995:

CASH AND CASH EQUIVALENTS:

        The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates their fair value.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

        The carrying amounts of the Company's short-term borrowings, its revolving loan agreement and variable rate long-term debt instruments as reported in notes 4 and 5 approximate their fair value. The fair value of the Company's other long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts of other long-term debt as reported in note 5 approximate their fair value.

(11)    LEGAL CONTINGENCIES

        The Company is a defendant in several product liability actions which it believes are adequately covered by insurance.

MANAGEMENT'S REPORT

        The management of The Oilgear Company is responsible for the integrity and objectivity of the financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, applying best estimates and judgements as required.

        The Oilgear Company maintains a system of internal accounting control designed to provide reasonable assurance for the safeguarding of the Company's assets and the reliability of financial records. Essential elements of this system are the selection of qualified personnel, appropriate division of responsibilities, communication of policies and procedures, and appropriate follow-up by management. Management believes that this system provides reasonable assurance that transactions are executed in accordance with management authority and that they are properly recorded.

        KPMG Peat Marwick LLP is the firm of independent auditors retained to express their opinion as to whether the consolidated financial statements present fairly the financial position, results of operations and cash flows of The Oilgear Company. Their audit procedures include an evaluation and review of the Company's system of internal control to establish the audit scope, tests of selected transactions, and other audit procedures.

        The entire Board of Directors functions as an audit committee and meets with the independent auditors and the Company's management to review the scope and findings of the audit, review the Company's system of internal control, and review other accounting and financial matters. The Company will continue to conduct its business affairs in accordance with the highest ethical standards.

/s/ David A. Zuege

David A. Zuege,
President and Chief Executive Officer


/s/ T. J. Price

Thomas J. Price,
Vice President - Finance
and Corporate Secretary

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Oilgear Company:

        We have audited the accompanying consolidated balance sheets of The Oilgear Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Oilgear Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

        As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for LIFO inventories in 1994.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP

Milwaukee, Wisconsin
February 28, 1996