Form 10-K405, Exhibit 13
period 1996-12-31
OILGEAR CO
filed 1997-03-31
CIK 74058

                           MANAGEMENT'S DISCUSSION
RESULTS OF OPERATIONS
1996 COMPARED TO 1995
SHIPMENTS, ORDERS & BACKLOG           1996           1995            1994
-------------------------------------------------------------------------
Net sales (shipments)          $89,621,000     82,157,000      69,840,000
Percentage increase                   9.1%          17.6%           13.0%
Net orders                     $85,677,000     89,146,000      69,982,000
Percentage increase
        (decrease)                   (3.9%)         27.4%            9.5%
Backlog at
        December 31            $17,957,000     21,901,000      14,913,000
Percentage increase
        (decrease)                  (18.0%)         46.9%            1.0%

        The continued strong order level from the domestic and U.S. export segments and a large beginning backlog produced an increase in consolidated shipments of approximately 9%. Export shipments to the Asian markets were strong, especially in Korea and China, resulting in total U.S. export shipments increasing by 32%. European and domestic shipments increased by approximately 3% and 5%, respectively.

        A weak fluid power market caused consolidated net orders to decrease by approximately 4% in 1996. Despite the weak fluid power market, the domestic and U.S. export orders combined were slightly higher in 1996 than in 1995. Increased orders in the mobile and petroleum markets for pumps and engineered systems were the reasons. After a significant increase in European orders in 1995 (61%), European orders decreased in 1996 by approximately 12%. A slowdown in European capital expenditures and intensive price competition for engineered systems in the European industrial market were the principal reasons for the decline.

        Some of the increased shipments came out of the backlog which decreased by approximately $3,944,000 or 18%.

OPERATING EXPENSES                     1996          1995            1994
-------------------------------------------------------------------------
Research and development        $ 2,315,000     2,127,000       1,752,000
Percentage increase                    8.8%         21.4%            6.0%
Selling, general and
  administrative less
  research and development      $21,917,000    19,690,000      18,719,000
Percentage increase                   11.3%          5.2%            5.4%

        The Company's commitment to its customer demands for new and more efficient hydraulic products is demonstrated by increased expenses for research and development. This commitment produced new customers and the use of our products in new applications in 1996.

        Growth is an objective of the Company. The sales and marketing effort in 1996 achieved increased market share in the industrial, mobile and civil markets. The cost of this effort and the addition of Oilgear Towler Polyhydron Ltd. in 1996 increased operating expenses by 11.1%.

PROFIT, INCOME & EARNINGS             1996          1995            1994
-------------------------------------------------------------------------
Gross profit                   $29,437,000     26,299,000      23,500,000
Percentage increase                  11.9%          11.9%           18.7%
Gross margin                         32.8%          32.0%           33.6%
Operating income               $ 5,205,000      4,482,000       3,029,000
Percentage increase                  16.1%          48.0%          712.1%
Net earnings                   $ 2,518,000      2,192,000       1,765,000
Percentage increase                  14.9%          24.2%          404.3%

        In 1996 the Company increased its ownership in Oilgear Towler Polyhydron Ltd. to 51% and began consolidating it with the Company's financial results. The effect was to increase net earnings by approximately $54,000. Other than for this Indian joint venture, and except for slight deviations in the mix of products shipped, the gross margin is consistent with prior years. Gross profit, operating income and net earnings have increased as expected with the increase in shipments.

        Footnote 7 to the consolidated financial statements on page 17 summarizes the non-operating income and expense.


        The Company's effective income tax rate was 29.0% in 1996 and 28.6% in 1995. See footnote 8 to the consolidated financial statements on page 17 for an explanation of the effective income tax rate.

1995 COMPARED TO 1994

        Domestic and U.S. export shipments combined for 1995 were approximately 15% higher than 1994. The increase was attributed to a strong United States economy and a significant increase (approximately 32%) in export business.

        European shipments for 1995 were approximately 61% higher than 1994. The increase was attributed to the recovery of the European economy.

        An increased beginning backlog of domestic orders and increased orders from all business resulted in shipments for 1995 increasing by approximately 18% from 1994.

        In 1995, due to increased demand from the Original Equipment Manufacturing market segment for new products, the Company increased the level of its development projects resulting in increased research and development costs.

        The increased level of debt arising from the expansion of the business and the addition to the building at the Fremont, Neb. plant caused interest expense to increase in 1995.

        The Company's effective income tax rate was 28.6% in 1995 and 10.5% in 1994. See footnote 8 to the consolidated financial statements on page 17 for an explanation of the effective tax rate.

FORWARD LOOKING COMMENTS AND MATTERS
THAT MAY AFFECT FUTURE OPERATIONS

        The Company is going into 1997 with a decreased backlog of orders and a cautious outlook for a continued strong capital goods market. The strong rise in the dollar which occurred at the end of 1996 has continued into the first few months of 1997. At this time, the Company has been able to overcome this currency exchange factor and export orders have not been significantly impacted, however, this is a concern for 1997. Domestic orders for the beginning of 1997 have rebounded from the low level in the fourth quarter 1996. European orders for the beginning of 1997 are improved over the last three quarters of 1996 and are expected to stabilize for the remainder of 1997. If there is increased demand in the world for capital equipment projects that require systems technology, then the Company is ready to supply the engineering, hydraulic and electrical products and customer service required to meet the demand. The Company expects to continue to outperform its competitors and its industry in 1997.

INFLATION AND CHANGING PRICES

        Oilgear uses the LIFO method of accounting for most of its inventories and has reserves for obsolete and slow moving inventory. The majority of the Company's assets were purchased over the last 40 years and reside in the United States and Western Europe. These assets are in operation and have been maintained through the years. Management believes that inflation has not significantly distorted the net earnings reported for the Company. However, because of inflation and the extent to which these assets have been depreciated, management believes the book value of the Company, stated in historical dollars at $21.87 per share, significantly understates the current or replacement value of the Company's assets.

SUBSEQUENT EVENT

        In February, 1997 the Company entered into a joint venture agreement with Harman Engineers Private Ltd., a leading supplier of electronic control systems for the Indian marketplace. Oilgear has a 51% interest in this joint venture, which further establishes its presence as a leader in this emerging market.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



1996                                          FIRST          SECOND            THIRD          FOURTH
-----------------------------------------------------------------------------------------------------
Net sales                               $21,523,314      23,576,057       22,160,979      22,360,512
Net earnings                                494,226         672,721          641,553         709,624
Net earnings per share of common stock         0.42            0.56             0.53            0.58
Dividends per share of common stock            0.10            0.10             0.10            0.10
Stock price low*                              14.50           14.75            13.75           14.25
Stock price high*                                17           17.50            16.50           15.63

1995                                          FIRST          SECOND            THIRD          FOURTH
-----------------------------------------------------------------------------------------------------
Net sales                               $17,760,031      19,274,473       21,499,167      23,623,699
Net earnings                                351,888         567,423          617,957         654,466
Net earnings per share of common stock         0.31            0.49             0.53            0.56
Dividends per share of common stock            0.10            0.10             0.10            0.10
Stock price low*                              12.50           13.50               17           15.25
Stock price high*                             14.25           18.50            19.50           18.50


*High and low sales prices in the Nasdaq Stock Market.

DISCUSSION OF FINANCIAL POSITION

CAPITALIZATION                 1996            1995            1994
-------------------------------------------------------------------------------
Interest bearing debt   $18,451,000      19,899,000      18,403,000
Shareholders' equity     27,317,000      22,772,000      20,542,000
Debt and equity          45,768,000      42,671,000      38,945,000
Ratio                         40.3%           46.6%           47.3%

EQUITY

        The increase in shareholders' equity in 1996 and 1995 was primarily the result of net earnings and the sale of Company common stock to employee ownership plans as stated in the next paragraph. The dividends paid in each of the four quarters of 1996 and 1995 were $.10 per share.

        The Company's common stock is traded over-the-counter in the Nasdaq Stock Market, symbol OLGR. At December 31, 1996, there were approximately 586 shareholders of record. Oilgear believes it is desirable for its employees to have an ownership interest in the Company. This concept is supported by several programs that are described in footnote 9 to the consolidated financial statements starting on page 18. The Company sold common stock and made contributions of common stock to employee benefit plans as follows:

1996            shares       value
----------------------------------
Common stock    70,604  $  986,000

1995            shares       value
----------------------------------
Common stock    40,317  $  412,000

1994            shares       value
----------------------------------
Common stock    94,780  $1,040,000

INTEREST BEARING DEBT

        During 1996, the Company amended its revolving loan agreement. The amended agreement provides for borrowings up to $16,000,000 through April 30, 1999, and replaced both the prior revolving loan agreement which provided for borrowings up to $11,000,000 through June 1997 and the $2,000,000 line of credit. At December 31, 1996, $11,500,000 was used on the revolving loan agreement.

        Interest bearing debt increased in 1995 from the financing of the approximately 21,000 square foot addition to the plant in Fremont, Neb. This addition was financed with a $850,000 ten year bank term loan with an interest rate of 8.5% and a $500,000 ten year municipal term loan with an interest rate of 4.25%. In addition, 1,000,000 Pounds Sterling in additional borrowings was added to the revolving agreement in 1995. This amount was used to pay down the European short-term borrowings.

        Approximately $1,000,000 under lines of credit was available to the Company's foreign subsidiaries at December 31, 1996. There were approximately $113,000 of borrowings against these lines at that time.

WORKING CAPITAL

LIQUIDITY                              1996          1995            1994
-------------------------------------------------------------------------
Cash and cash equivalents       $ 2,368,000     2,779,000       2,830,000
Short-term borrowings               113,000       500,000       2,172,000
Working capital                  28,633,000    26,833,000      26,076,000
Current ratio                           2.8           2.4             2.5
Quick ratio                             1.1           1.0             1.0
Cash provided by operations     $ 6,235,000     3,861,000       4,374,000
Cash used by investing
  activities                     (4,973,000)   (5,347,000)     (3,049,000)
Cash provided (used) by
  financing activities           (1,569,000)    1,149,000        (391,000)

        The current ratio and the quick ratio continued to remain strong in all three years reported.

        Cash provided by operations was positive for 1996, 1995 and 1994 as presented in the above table. Net earnings and depreciation and amortization were the primary reasons for the positive results in each year. However, 1996 was the first of the three years that inventories decreased, resulting in an even greater increase in cash provided by operations. A large dollar value of shipments was shipped in December of 1995 causing trade receivables to increase at year end. The improvement in the domestic (including exports) and European business created an increase in work in process inventories in 1995.

        Cash used for investing activities in 1996 and 1994 was primarily for machine tools. In 1995, investing activities included the expansion of the Fremont, Neb. facility, the acquisition of multiple spindle machine tools and upgrading of computer equipment. To manage the increased demand for the Company's new products and continue to deliver excellent customer service, the Company anticipates that capital expenditures will increase in 1997 which includes a further expansion of the Fremont facility.

        The Company's financial position at December 31, 1996, continues to be strong and management believes the Company has adequate means for meeting its future capital and operating needs.

BUSINESS DESCRIPTION

        A business description is provided in footnote 2 on page 15.

CAUTIONARY FACTORS

        This report in this section and elsewhere contains various forward-looking statements concerning the Company's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may also be made by the Company from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words "anticipate", "believe", "estimate", "expect", "objective", and similar expressions are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond the Company's control, that could cause the Company's actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company:

* Factors affecting the Company's international operations, including relevant foreign currency exchange rates, which can affect the cost to produce the Company's products or the ability to sell the Company's products in foreign markets, and the value in United States dollars of sales made in foreign currencies. Other factors include foreign trade, monetary and fiscal policies; laws, regulations and other activities of foreign governments, agencies and similar organizations; and risks associated with having major facilities located in countries, such as Mexico, Spain and Italy which have historically been less stable than the United States in several respects, including fiscal and political stability.

* Factors affecting the Company's ability to hire and retain competent employees, including unionization of the Company's non-union employees and changes in relationships with the Company's unionized employees.

* The risk of strikes or other labor disputes at those locations which are unionized which could affect the Company's operations.

* Factors affecting the economy generally, including the financial and business conditions of the Company's customers and the demand for customers' products and services that utilize Company products.

* Factors affecting the Company's financial performance or condition, including tax legislation, unanticipated restrictions on the Company's ability to transfer funds from its subsidiaries and changes in applicable accounting principles or environmental laws and regulations.

* The cost and other effects of claims involving the Company's products and other legal and administrative proceedings, including the expense of investigating, litigating and settling any claims.

* Factors affecting the Company's ability to produce products on a competitive basis, including the availability of raw materials at reasonable prices.

* Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.


5 YEAR SUMMARY

OPERATIONS                                   1996           1995            1994            1993          1992**
-----------------------------------------------------------------------------------------------------------------
Net sales                             $89,620,862     82,157,370      69,839,643      61,779,060      68,265,617
Net earnings                            2,518,124      2,191,734       1,765,161         349,532       1,078,417
Net earnings after accounting change           --             --              --              --      (6,675,583)
Earnings per share                           2.09           1.89            1.60            0.34            1.07
Earnings per share after accounting
  change                                       --             --              --              --           (6.67)
Dividends per share                          0.40           0.40            0.25            0.35            0.60


CAPITALIZATION
-----------------------------------------------------------------------------------------------------------------

Interest bearing debt                 $18,451,213     19,899,255      18,403,414      18,499,778      19,637,606
Shareholders' equity                   27,317,138     22,771,627      20,542,443      17,270,867      19,549,833
Total assets                           77,838,827     77,902,162      69,879,022      63,704,350      65,470,908
Book value per share                        21.87          19.33           18.05           16.56           19.34
December 31st stock price*                  15.00          17.00           14.25           11.13           11.00


*The last sale price for the year in the Nasdaq Stock Market.
**Reflects an accounting change to recognize postretirement employee benefits on an accrual basis from a cash basis of accounting. The result of this accounting change reduced 1992 net earnings by $7,754,000.

       CONSOLIDATED STATEMENTS OF OPERATIONS AND SHAREHOLDERS' EQUITY

                 The Oilgear Company and Subsidiaries Years
                   ended December 31, 1996, 1995 and 1994


OPERATIONS                                  1996            1995            1994
--------------------------------------------------------------------------------
Net sales (note 2)                   $89,620,862      82,157,370      69,839,643
Cost of sales (note 3)                60,184,305      55,858,297      46,340,042
--------------------------------------------------------------------------------
Gross profit                          29,436,557      26,299,073      23,499,601
Selling, general and administrative
  expenses                            24,231,669      21,817,122      20,470,707
--------------------------------------------------------------------------------
Operating income                       5,204,888       4,481,951       3,028,894
Interest expense                       1,728,059       1,690,107       1,407,648
Other non-operating income, net
  (note 7)                               143,593         277,890         349,915
--------------------------------------------------------------------------------
Earnings before income taxes and
  minority interest                    3,620,422       3,069,734       1,971,161
Income tax expense (note 8)            1,050,000         878,000         206,000
Minority interest                         52,298               -               -
--------------------------------------------------------------------------------
Net earnings                         $ 2,518,124       2,191,734       1,765,161
================================================================================
Weighted average outstanding shares    1,204,442       1,162,713       1,102,865
--------------------------------------------------------------------------------
Earnings per share of common stock   $      2.09            1.89            1.60
================================================================================

SHAREHOLDERS' EQUITY:
--------------------------------------------------------------------------------
Common stock (note 9):
  Balance at beginning of year       $ 1,178,255       1,137,938       1,043,158
    Sales to employee and director
      benefit plans (46,032, 40,317
      and 36,940 shares in 1996,
      1995 and 1994, respectively)        46,032          40,317          36,940
    Contributions to employee
      benefit plans (24,572 and
      57,840 shares in 1996 and
      1994, respectively)                 24,572               -          57,840
--------------------------------------------------------------------------------
  Balance at end of year               1,248,859       1,178,255       1,137,938
--------------------------------------------------------------------------------
Capital in excess of par value
  (note 9):
  Balance at beginning of year         8,174,934       7,803,727       6,858,845
    Sales to employee and director
      benefit plans                      581,973         371,207         376,863
    Contributions to employee
      benefit plans                      333,721               -         568,019
--------------------------------------------------------------------------------
  Balance at end of year               9,090,628       8,174,934       7,803,727
--------------------------------------------------------------------------------
Retained earnings (note 9):
  Balance at beginning of year        18,796,941      17,072,882      15,586,766
    Net earnings                       2,518,124       2,191,734       1,765,161
    Cash dividends declared ($.40,
      $.40 and $.25 per share in
      1996, 1995 and 1994,
      respectively)                     (486,700)       (467,675)       (279,045)
--------------------------------------------------------------------------------
  Balance at end of year              20,828,365      18,796,941      17,072,882
--------------------------------------------------------------------------------
Notes receivable from employees
  (note 9):
  Balance at beginning of year          (147,410)       (168,044)       (207,745)
    Sales under employee stock
      purchase plan                     (169,275)        (66,250)        (36,750)
    Payments received/forgiven on
      notes                               95,904          86,884          76,451
--------------------------------------------------------------------------------
  Balance at end of year                (220,781)       (147,410)       (168,044)
--------------------------------------------------------------------------------
Equity adjustment for foreign
  currency translation:
  Balance at beginning of year           248,907        (124,060)     (1,130,157)
    Translation adjustment               201,160         372,967       1,006,097
--------------------------------------------------------------------------------
  Balance at end of year                 450,067         248,907        (124,060)
--------------------------------------------------------------------------------
Equity adjustment for pension
  liability:
  Balance at beginning of year        (5,480,000)     (5,180,000)     (4,880,000)
    Pension liability adjustment       1,400,000        (300,000)       (300,000)
--------------------------------------------------------------------------------
  Balance at end of year              (4,080,000)     (5,480,000)     (5,180,000)
--------------------------------------------------------------------------------
Total shareholders' equity           $27,317,138      22,771,627      20,542,443
================================================================================


See accompanying notes to consolidated financial statements.

                         CONSOLIDATED BALANCE SHEETS
       The Oilgear Company and Subsidiaries December 31, 1996 and 1995

ASSETS                                                       1996          1995
--------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                           $ 2,367,684     2,779,186
  Trade accounts receivable, less allowance for
    doubtful receivables of $218,154 and $313,885
    in 1996 and 1995, respectively                     14,894,195    16,383,534
  Inventories (note 3)                                 26,229,868    26,595,579
  Prepaid expenses                                        528,854       414,029
  Other current assets                                    537,795       409,726
--------------------------------------------------------------------------------
Total current assets                                   44,558,396    46,582,054
--------------------------------------------------------------------------------
Property, plant and equipment, at cost (note 5):
  Land                                                  1,283,679     1,281,471
  Buildings                                            10,213,472     9,772,276
  Machinery and equipment                              42,512,215    37,965,751
  Drawings, patterns and patents                        2,585,379     2,302,638
--------------------------------------------------------------------------------
                                                       56,594,745    51,322,136
  Less accumulated depreciation and amortization       27,740,588    24,214,130
--------------------------------------------------------------------------------
Net property, plant and equipment                      28,854,157    27,108,006
Pension intangible (note 9)                               600,000       700,000
Other assets (note 9)                                   3,826,274     3,512,102
--------------------------------------------------------------------------------
                                                      $77,838,827    77,902,162
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY                         1996          1995
--------------------------------------------------------------------------------
Current liabilities:
  Short-term borrowings (note 4)                      $   113,414       500,000
  Current installments of long-term debt (note 5)       2,182,838     3,324,359
  Accounts payable                                      5,728,452     7,922,093
  Customer deposits                                     1,992,367     2,704,924
  Accrued compensation                                  2,724,274     2,555,159
  Other accrued expenses and income taxes (note 8)      3,154,282     2,742,026
--------------------------------------------------------------------------------
Total current liabilities                              15,895,627    19,748,561
--------------------------------------------------------------------------------
Long-term debt, less current installments (note 5)     16,154,961    16,074,896
Unfunded employee retirement plan costs (note 9)        5,600,000     7,100,000
Unfunded postretirement health care costs (note 9)     11,109,000    11,180,000
Other noncurrent liabilities                            1,414,099     1,027,078
--------------------------------------------------------------------------------
Total liabilities                                      50,173,687    55,130,535
--------------------------------------------------------------------------------
Minority interest in consolidated subsidiary              348,002             -
--------------------------------------------------------------------------------
Commitments and contingencies (notes 9 and 11)
Shareholders' equity (notes 5 and 9):
  Common stock, par value $1 per share,
    authorized 4,000,000 shares; issued
    1,248,859 and 1,178,255 shares in
    1996 and 1995, respectively                         1,248,859     1,178,255
      Capital in excess of par value                    9,090,628     8,174,934
      Retained earnings                                20,828,365    18,796,941
--------------------------------------------------------------------------------
                                                       31,167,852    28,150,130
Deduct:
  Notes receivable from employees for purchase of
    common stock of the Company                          (220,781)     (147,410)
  Equity adjustment for foreign currency translation      450,067       248,907
  Equity adjustment for pension liability (note 9)     (4,080,000)   (5,480,000)
--------------------------------------------------------------------------------
Total shareholders' equity                             27,317,138    22,771,627
--------------------------------------------------------------------------------
                                                      $77,838,827    77,902,162
================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Oilgear Company and Subsidiaries Years ended December 31, 1996,1995 and 1994

                                                 1996         1995         1994
--------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                            $ 2,518,124    2,191,734    1,765,161
  Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
      Depreciation and amortization         3,405,180    3,061,675    2,787,251
      Common and treasury stock issued in
        connection with:
        Funding of expense for employee
          retirement plans                    304,500            -      625,859
        Compensation element of sales
          to employees and employee
          savings plan                        189,400      115,632      123,871
      Deferred income tax expense (benefit)   (13,198)           -       17,000
      Minority interest                        52,298            -            -
      Change in assets and liabilities:
        Trade accounts receivable           1,589,878   (1,132,502)     271,779
        Inventories                           746,867   (4,158,041)  (3,397,219)
        Prepaid expenses                      (54,426)     (93,225)      89,092
        Accounts payable                   (2,156,055)   1,295,429    2,112,262
        Customer deposits                    (686,109)   1,650,842   (1,067,995)
        Accrued compensation                  196,533      229,310      507,538
        Other, net                            142,006      700,571      539,126
--------------------------------------------------------------------------------
Net cash provided by operating activities   6,234,998    3,861,425    4,373,725
--------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and
    equipment                              (4,826,302)  (5,241,948)  (2,865,346)
  Investment in affiliate                    (146,466)    (105,543)    (183,385)
--------------------------------------------------------------------------------
Net cash used by investing activities      (4,972,768)  (5,347,491)  (3,048,731)
--------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayments) under line
    of credit agreement                      (500,000)  (1,778,345)     440,895
  Repayment of long-term debt              (2,300,887)  (2,613,177)  (1,850,820)
  Proceeds from issuance of long-term
    debt                                    1,300,000    5,691,806      967,950
  Dividends paid                             (486,700)    (467,675)    (279,045)
  Proceeds from sale of common stock          373,335      272,950      300,942
  Payments received on notes receivable
    from employees                             45,692       43,576       28,691
--------------------------------------------------------------------------------
Net cash provided (used) by financing
  activities                               (1,568,560)   1,149,135     (391,387)
--------------------------------------------------------------------------------
  Effect of exchange rate changes on cash    (105,172)     285,643      150,194
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                (411,502)     (51,288)   1,083,801
Cash and cash equivalents:
  At beginning of year                      2,779,186    2,830,474    1,746,673
--------------------------------------------------------------------------------
  At end of year                          $ 2,367,684    2,779,186    2,830,474
================================================================================
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest                              $ 1,685,916    1,582,959    1,515,300
    Income taxes                          $   571,414      522,723      320,507
================================================================================
See accompanying notes to consolidated financial statements.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 The Oilgear Company and Subsidiaries Years
                   ended December 31, 1996, 1995 and 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A)CONSOLIDATION

        These consolidated financial statements include the accounts of The Oilgear Company and its subsidiaries (Company). All significant intercompany balances and transactions have been eliminated.

(B)FOREIGN CURRENCY TRANSLATION

        Substantially all assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date and substantially all revenue and expense accounts are translated at the weighted average exchange rate during the year. Translation adjustments are not included in determining net earnings, but are accumulated as a component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in net earnings.

(C)CASH EQUIVALENTS

        For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents totaled approximately $351,000 and $444,000 at December 31, 1996 and 1995, respectively, and consisted primarily of commercial paper.

(D)INVENTORIES

        Inventories are stated at the lower of cost or market. Cost has been calculated on the last-in, first-out (LIFO) method for the majority of the domestic inventories. As discussed in note 3, effective January 1, 1994, the Company changed its method of accounting for LIFO inventories from the dollar value approach to the specific goods approach. For the balance of the inventories, cost has been calculated under the first-in, first-out (FIFO) or average actual cost methods. Market means current replacement cost not to exceed net realizable value. Products returned from customers are inspected to verify that the product is in "as new" condition. Products verified to be in "as new" condition, are added to inventory. Reserves for obsolete and slow moving inventory are charged to cost of sales.

(E)DEPRECIATION AND AMORTIZATION

        Depreciation and amortization of plant and equipment are provided over the estimated useful lives of the respective assets under the straight-line method. Estimated useful lives range from 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 5 to 17 years for drawings, patterns and patents.

(F)REVENUE RECOGNITION

        The Company recognizes revenue on systems contracts on a percentage-of-completion basis, measured by an estimate of the revenue generated by each component of the system upon its completion. Losses are recognized at the time a loss is projected. Revenue is recognized on other sales of products generally upon shipment to the customer.

(G)STOCK OPTION PLAN

        The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price of the stock option.

(H)INCOME TAXES

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(I)RESEARCH AND DEVELOPMENT COSTS

        Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Total research and development expense was approximately $2,315,000, $2,127,000 and $1,752,000 in 1996, 1995 and 1994, respectively.

(J)USE OF ESTIMATES

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(K)RECLASSIFICATIONS

        Certain amounts as originally reported in 1994 and 1995 have been reclassified to conform with the 1996 presentation.

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

        Geographic area information is as follows:

                                           1996            1995            1994
--------------------------------------------------------------------------------
Net sales to unaffiliated
        customers:
Within the United States            $46,188,297      44,118,481      39,452,849
United States exports                14,957,673      11,319,811       8,587,932
--------------------------------------------------------------------------------
Total United States                  61,145,970      55,438,292      48,040,781
Foreign                              28,474,892      26,719,078      21,798,862
--------------------------------------------------------------------------------
                                    $89,620,862      82,157,370      69,839,643
================================================================================
Transfers between
  geographic areas:
United States exports               $ 3,774,661       3,909,946       3,426,753
================================================================================
United States imports               $ 1,491,747         989,147         986,425
================================================================================
Earnings (loss) before income
  taxes and minority interest:
United States                       $ 2,473,797       1,953,373       2,311,246
Foreign                               1,146,625       1,116,361        (340,085)
--------------------------------------------------------------------------------
                                    $ 3,620,422       3,069,734       1,971,161
================================================================================
Identifiable assets:
United States                       $53,148,843      52,345,054      48,000,022
Foreign                              24,689,984      25,557,108      21,879,000
--------------------------------------------------------------------------------
                                    $77,838,827      77,902,162      69,879,022
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Oilgear Company and Subsidiaries Years ended December 31, 1996, 1995 and
1994


        Foreign operations consist predominately of subsidiaries in Europe. Transfers and sales between geographic areas are accounted for at cost plus a reasonable profit.

(3) INVENTORIES

Inventories at December 31, 1996 and 1995 consist of the following:

                              1996            1995
---------------------------------------------------
Raw materials          $ 1,497,513       1,440,263
Work in process         23,212,707      24,921,466
Finished goods           4,431,648       3,381,850
---------------------------------------------------
                        29,141,868      29,743,579
LIFO reserve            (2,912,000)     (3,148,000)
---------------------------------------------------
Total                  $26,229,868      26,595,579
===================================================

        Inventories stated on the LIFO basis are valued at $17,275,000 and $14,820,000 at December 31, 1996 and 1995, respectively.

        During 1996 and 1995, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by approximately $1,350,000 and $800,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1996 and 1995 prices, respectively.

        Effective January 1, 1994, the Company changed its method of accounting for inventories valued under the LIFO method from the dollar value approach to the specific goods approach. The Company believes the specific goods approach will provide a more accurate presentation of inventories and result in better matching of revenues with related costs. The cumulative effect of this accounting change and the pro forma effect on prior years' earnings were not determinable.

        During 1994, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of sales in 1994, thus reducing cost of sales by approximately $1,300,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1994 prices. The effect was partially offset by higher cost of sales of $1,000,000 than would have occurred under the dollar value approach for certain inventory items. The net result was that 1994 operating income was approximately $300,000 higher due to the change in accounting method discussed above.

(4) SHORT-TERM BORROWINGS

        In June 1996 short-term borrowings under the domestic line of credit were combined with the revolving loan agreement. See note 5. Short-term borrowings amounted to $500,000 at December 31, 1995.

        Short-term borrowings under the $500,000 line of credit of the Company's Indian joint venture amounted to approximately $113,000 at December 31, 1996 and bears interest at 21%. There were no short-term borrowings outstanding on the $500,000 European line of credit at December 31, 1996. Compensating balances are not required. These lines of credit are collateralized by substantially all assets of the applicable European subsidiaries and Indian joint venture.

(5) LONG-TERM DEBT

Long-term debt consisted of the following:

                                                          1996           1995
------------------------------------------------------------------------------
Revolving loan agreement                           $11,500,000     10,200,000
Notes payable to bank                                3,806,000      5,609,000
Note payable to municipality, due in
  monthly installments through January
  2006 at 4.25% per annum.                             462,000        500,000
Mortgage notes of German subsidiary,
  payable in Deutsche Marks and due in
  annual installments through 2003
  (interest rates range from 5.2% to 7.6%
  as of December 31, 1996).                          1,370,388      1,575,711
European Steel and Coal Community
  note of UK subsidiary, payable
  in Pounds Sterling in annual
  installments through 1998 at
  10% interest per annum.                              241,704        335,366
Mortgage notes of French subsidiary,
  payable in French Francs and due in
  quarterly installments through 2002 at
  9.2% and 9.8% interest per annum.                    252,988        308,086
Capital leases                                         652,061        871,092
Other                                                   52,658              -
------------------------------------------------------------------------------
                                                    18,337,799     19,399,255
Less current installments                            2,182,838      3,324,359
------------------------------------------------------------------------------
Long-term debt, less current installments          $16,154,961     16,074,896
==============================================================================
        In June 1996, the Company amended its revolving loan agreement. The amended agreement provides for borrowings up to $16,000,000 through April 1999 and replaced both the prior revolving loan agreement which provided for borrowings up to $11,000,000 through June 1997 and the $2,000,000 domestic line of credit. Interest on borrowings under the agreement is at varying rates based, at the Company's option, on LIBOR plus 2% or the bank's prime rate. Under the agreement, the Company is required to pay a commitment fee of .375 of 1% per annum on unused loan amounts available. Amounts outstanding at December 31, 1996 bear interest at 7.56%.

        In November 1995, the Company amended their revolving loan agreement. The amended agreement provided for additional borrowings of 1,000,000 Pounds Sterling ($1,674,000 at December 31, 1996 included in notes payable to banks) through April 1998. The proceeds were used to decrease short-term borrowings in the United Kingdom. The interest rate on this loan floats on a quarterly basis based on bank interest rates in the United Kingdom (8.45% at December 31, 1996).

        In connection with the revolving loan agreement, the Company also has two term loans with remaining balances of $630,000 and $730,000 payable in monthly installments through September 1997 and bearing interest at 7.1% and the bank's prime rate plus .25% (8.5% as of December 31, 1996), respectively.

        The Company also has notes payable to a bank and a municipality with balances of $772,000 and $462,000, respectively, at December 31, 1996. These notes bear interest at 8.5% and 4.25%, respectively. These notes are payable in monthly installments through January 2006.

        All borrowings under the amended revolving loan agreement and notes payable are collateralized by domestic property, plant and equipment.

        Covenants in connection with long-term debt provide for, among other things, a specified minimum level of consolidated net worth and working capital and limitations on additional long-term debt and capital expenditures.

        Aggregate annual principal payments for long-term debt maturing during the next five years, including capital leases, are: 1997 - $2,182,838; 1998 - $2,858,711; 1999 - $11,789,299 2000 - $299,449 and 2001 - $276,768.

(6) LEASES

        The Company has noncancelable operating leases, primarily for automobiles, equipment, and sales facilities. Rent expense for operating leases during 1996, 1995 and 1994 was $935,000, $863,000 and $646,000, respectively.

        Future minimum lease payments under noncancelable operating leases for each of the next five years are: 1997 - $921,000; 1998 - $587,000; 1999 -
$304,000; 2000 - $49,000; 2001 - $12,000.

(7) NON-OPERATING INCOME, NET

Non-operating income (expense) consists of the following:

                              1996        1995        1994
-----------------------------------------------------------
Interest income          $ 119,917     158,316     130,502
Foreign currency
  exchange gain (loss)    (195,036)    149,159      67,640
Miscellaneous, net         218,712     (29,585)    151,773
-----------------------------------------------------------
                         $ 143,593     277,890     349,915
===========================================================

(8) INCOME TAXES

Income tax expense (benefit) attributable to income from continuing operations consists of:

                     1996         1995         1994
---------------------------------------------------
Current:
  Federal      $  772,000      520,000       59,000
  State            50,000       50,000       40,000
  Foreign         241,000      308,000       90,000
---------------------------------------------------
                1,063,000      878,000      189,000
Deferred          (13,000)           -       17,000
---------------------------------------------------
Total          $1,050,000      878,000      206,000
===================================================

The rate of expected income tax expense differs from the effective income tax rate as follows:

                                        1996    1995    1994
-------------------------------------------------------------
Computed "expected" income tax rate     34.0%   34.0%   34.0%
State taxes (net of federal income
  tax benefit)                           0.9     1.1     1.2
Provision for prior years' estimated
  income taxes                          13.8       -       -
Change in balance of valuation
  allowance allocated to
  income tax expense                   (16.7)   (5.8)  (27.5)
Unremitted foreign earnings and
  foreign tax rate differential         (3.2)    0.9     3.0
Exempt foreign sales
  corporation income                    (1.6)   (1.5)   (1.2)
Other                                    1.8     0.1     1.0
-------------------------------------------------------------
Effective income tax rate               29.0%   28.6%   10.5%
=============================================================

The significant components of deferred income tax expense (benefit) attributable to income from continuing operations are as follows:

                                               1996        1995         1994
-----------------------------------------------------------------------------
Deferred tax expense (exclusive of
  the effects of other components
  listed below)                          $1,152,000     469,000      385,000
Effects of adjustments in the beginning
  of year valuation allowance            (1,165,000)   (469,000)    (368,000)
-----------------------------------------------------------------------------
                                         $  (13,000)          -       17,000
=============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are as follows:

                                                      1996             1995
----------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                           $   60,000           60,000
  Inventories                                            -          335,000
  Compensation                                     741,000          544,000
  Warranty reserve                                 206,000           60,000
  Employee benefits accruals                     5,206,000        6,019,000
  Tax credit carryforwards                       1,330,000        1,019,000
  Net operating loss carryforwards                 405,000          779,000
----------------------------------------------------------------------------
Total gross deferred tax assets                  7,948,000        8,816,000
Less valuation allowance                         3,421,000        4,586,000
----------------------------------------------------------------------------
Net deferred tax assets                          4,527,000        4,230,000
----------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                   4,437,000        4,138,000
  Inventories                                       28,000                -
  Other                                            135,000          178,000
----------------------------------------------------------------------------
Total gross deferred tax liabilities             4,600,000        4,316,000
----------------------------------------------------------------------------
Net deferred tax liability                      $  (73,000)         (86,000)
============================================================================
        The valuation allowance for deferred tax assets as of January 1, 1995 was $5,055,000. The net change in the total valuation allowance for the years ended December 31, 1996 and 1995 was a decrease of $1,165,000 and $469,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1996 will be allocated as follows:

-----------------------------------------------------------------
Income tax benefit reported in the
  consolidated statement of operations            $2,341,000
Shareholders' equity                               1,080,000
-----------------------------------------------------------------
                                                  $3,421,000
=================================================================

        The valuation allowance allocated to shareholders' equity relates to the portion of the equity adjustment for pension liability under Statement of Financial Accounting Standards No. 87 for which no tax benefit has been recognized.

        At December 31, 1996 the Company has a U.S. foreign tax credit carryforward of approximately $120,000, a general business tax credit carryforward of approximately $450,000 and an AMT tax credit carryforward of approximately $760,000. The U.S. foreign tax credits begin expiring in 1997 through 2001, the business tax credits begin expiring in 2001 through 2011 and the AMT tax credits have no expiration. The Company also has a tax operating loss carryforward applicable to a foreign subsidiary of approximately $1,200,000 which can be carried forward indefinitely.

        The unremitted earnings of the Company's foreign subsidiaries, on which income taxes have not been provided, are considered permanently invested and aggregated approximately $6,700,000 at December 31, 1996.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 The Oilgear Company and Subsidiaries Years
                   ended December 31, 1996, 1995 and 1994

(9) EMPLOYEE BENEFIT PLANS
(A)PENSION PLANS

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

        Unfunded employee retirement plan costs reflect the excess of the unfunded accumulated benefit obligation over accrued pension cost. This excess has been partially offset by an intangible asset with the remainder reflected as an adjustment to shareholders' equity. Plan assets are primarily invested in The Oilgear Company common stock (88,840 shares at December 31, 1996 and 1995), money market, equity and long-term bond mutual funds. Data relative to 1996 and 1995 is as follows:

                                                       1996               1995

-------------------------------------------------------------------------------
Actuarial present value of vested
  benefit obligation                           $ 16,600,000         16,500,000
-------------------------------------------------------------------------------
Accumulated benefit obligation
  including vested benefits                    $ 17,800,000         17,600,000
-------------------------------------------------------------------------------
Projected benefit obligation                   $ 18,400,000         17,900,000
Plan assets at fair value                       (15,400,000)       (13,100,000)
-------------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                        3,000,000          4,800,000
Unrecognized net transition liability
  being recognized over 15 years                   (500,000)          (600,000)
Unrecognized net loss from past
  experience, experience different
  from that assumed and effects
  of changes in assumptions                      (5,600,000)        (6,800,000)
-------------------------------------------------------------------------------
Prepaid pension cost, included
  in other assets                                (3,100,000)        (2,600,000)
Adjustment for additional minimum
  liability, reflected as unfunded
  employee retirement plan costs                  5,600,000          7,100,000
-------------------------------------------------------------------------------
Total pension liability                        $  2,500,000          4,500,000
===============================================================================
Net pension expense under these plans for the year is comprised of the following:
                                        1996            1995            1994
-----------------------------------------------------------------------------
Service cost                     $   400,000         300,000         300,000
Interest cost on projected
  benefit obligation               1,300,000       1,200,000       1,100,000
Return on plan assets             (2,200,000)     (2,800,000)        500,000
Net amortization and deferral
  of net transition liability      1,300,000       2,200,000      (1,200,000)
-----------------------------------------------------------------------------
Net pension expense              $   800,000         900,000         700,000
=============================================================================

        The actuarial present value of the projected benefit obligation was determined using a weighted average discount rate of 7.5% in 1996, 7.4% in 1995 and 8.5% in 1994 and a rate of increase in compensation levels (as applicable) of 3% offset by projected payments from the Stock Retirement Plan as outlined in the plan's provisions. The expected long-term rate of return used to measure plan assets was 10% in 1996, 1995 and 1994.

        The Company has a pension plan (UK Plan) for substantially all United Kingdom employees that provides defined benefits based upon years of service and salary. The provisions of the UK Plan provide for vesting after six months of continuous employment and employee contributions equal to 6% of salary. At the most recent actuarial determination date, April 1995, the pension plan data comprised the following:

----------------------------------------------------------------------------
Actuarial present value of vested accumulated plan benefits     $7,000,000
----------------------------------------------------------------------------
Market value of net assets available for benefits               $7,000,000
============================================================================

        Pension expense for the UK Plan was $240,000, $199,000 and $205,000 in 1996, 1995 and 1994, respectively.

        The Stock Retirement Plan is a defined contribution plan covering substantially all domestic salaried employees. The Stock Retirement Plan is non-contributory and provides for discretionary Company contributions based on a percentage of defined earnings of eligible employees. The Stock Retirement Plan owned 296,703 and 272,131 shares of the Company's common stock as of December 31, 1996 and 1995, respectively. Certain benefits payable under the Stock Retirement Plan serve to reduce benefits payable under the non-contributory defined benefit retirement plan referred to above.

(B)EMPLOYEE SAVINGS PLANS

        The Company has an employee savings plan (Savings Plan), under which eligible domestic salaried employees may elect, through payroll deduction, to defer from 1% to 15% of their base salary, subject to certain limitations, on a pretax basis. The Company will contribute an additional 50% of the first 2% contribution and 25% of any additional contribution up to 3% of additional contribution. Contributions are placed in trust for investment in defined funds, including a stock plan for investment primarily in common stock of the Company. The Savings Plan trustee may purchase for the stock plan the Company's common stock, subject to certain limitations, at a price equal to 80% of the previous month's average low bid price. This discount is considered as an additional contribution to the Savings Plan in the year of purchase. The amounts charged to expense under the Savings Plan, including the stock discount, were $306,000, $216,000 and $208,000 in 1996, 1995 and 1994, respectively. The Savings Plan owned 255,672 and 226,281 shares of the Company's common stock as of December 31, 1996 and 1995, respectively.

        During 1994, the Company adopted the Oilgear Milwaukee Shop Savings Plan, under which eligible domestic collective bargaining unit employees may elect, through payroll deductions, to defer from 1% to 15% of their earnings, subject to certain limitations, on a pretax basis. The plan does not require Company matching contributions. Employee contributions are placed in trust for investments in defined funds.

(C)EMPLOYEE STOCK PURCHASE PLAN

        The Company has a key employee stock purchase plan under which shares of common stock may be sold to key employees under restricted sales agreements. The shares are sold at the market price at the time of the sale. One-half of the purchase price is payable under 5% promissory notes over a three-year period. The last portion of the note is forgiven by the Company over a three-year period, beginning in the year in which the first half is repaid, if employment has continued. The anticipated compensation element of the shares sold, represented by the potential forgiveness of the last one-half of the principal due, is charged to operations on the straight-line basis over the life of the note. The amounts charged to operations were $66,000, $54,000 and $58,000 in 1996, 1995 and 1994, respectively.

(D) STOCK OPTION PLAN

        In 1992, the Company adopted The Oilgear Company 1992 Stock Option Plan (Option Plan). The Option Plan provides for the issuance of both incentive stock options and nonqualified stock options to purchase up to 100,000 shares of common stock. Eligibility for participation in the Option Plan is determined by the Compensation Committee of the Board of Directors (Committee). The exercise price of the options is determined by the Committee, but shall be greater than or equal to the fair market value of the Company's common stock when the option is granted. All stock options have 5 year terms and become fully exercisable after 3 years from the date of grant. The Committee establishes the period or periods of time within which the option may be exercised within the parameters of the Option Plan document. The pro forma effect on net income for 1996 and 1995 using the fair value based method of accounting for employer stock options under SFAS No. 123 is not considered significant to these consolidated financial statements. Changes in stock options outstanding are as follows:

                                                     Number         Price
                                                   of Shares      Per Share
-------------------------------------------------------------------------------
Options outstanding at December 31, 1994             71,500        $11.00
        Granted                                      19,161    $15.50 - $18.00
        Exercised                                   (11,039)       $11.00
        Canceled and available for reissue          (19,161)       $11.00
-------------------------------------------------------------------------------
Options outstanding at December 31, 1995             60,461    $11.00 - $18.00
        Granted                                      14,305    $14.25 - $15.75
        Exercised                                    (4,791)       $11.00
        Canceled and available for reissue          (13,651)       $11.00
-------------------------------------------------------------------------------
Options outstanding at December 31, 1996             56,324    $11.00 - $18.00
-------------------------------------------------------------------------------
Options exercisable at December 31, 1996             32,438    $11.00 - $18.00
-------------------------------------------------------------------------------
Options available for grant at
        December 31, 1996                            27,846
-------------------------------------------------------------------------------

(E)DIRECTORS' STOCK PLAN

        The Oilgear Company Directors' Stock Plan (Plan) provides for any director of Oilgear, eligible to receive directors' fees, to receive Oilgear common stock in lieu of all or part of their directors fees. There are 10,000 shares authorized for issuance under the Plan of which 750, 500 and 1,000 shares were issued in 1996, 1995 and 1994, respectively. As of December 31, 1996, 7,750 shares remain available for issuance.

(F)POSTRETIREMENT HEALTH AND LIFE CARE BENEFITS

        In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired domestic employees. All nonbargaining unit domestic employees eligible to receive retiree health care benefits as of December 31, 1991 are eligible to receive a health care credit based upon a defined formula or a percentage multiplied by the Medicare eligible premium. Nonbargaining unit domestic employees hired subsequent to, or ineligible at December 31, 1991, will receive no future retiree health care benefits. Bargaining unit domestic employees are provided retiree health care benefits in accordance with the employment agreement. Employees terminating their employment prior to normal retirement age forfeit their rights, if any, to receive health care and life insurance benefits.

        The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheet at December 31, 1996 and 1995:

                                                            1996          1995
-------------------------------------------------------------------------------
Accumulated postretirement benefit
        obligation:
Retirees                                             $ 5,258,000     4,980,000
Fully eligible active plan participants                  791,000       692,000
Other active plan participants                         1,980,000     2,626,000
-------------------------------------------------------------------------------
                                                       8,029,000     8,298,000
-------------------------------------------------------------------------------
Plan assets at fair value                                      -             -
-------------------------------------------------------------------------------
Accumulated postretirement benefit
        in excess of plan assets                       8,029,000     8,298,000
Unrecognized prior service cost
        being recognized over 16 years                   500,000             -
Unrecognized net gain                                  2,580,000     2,882,000
-------------------------------------------------------------------------------
Accrued postretirement benefit cost,
        reflected as unfunded postretirement
        health care cost                             $11,109,000    11,180,000
===============================================================================

Net periodic postretirement benefit cost includes the following components:

                                    1996            1995           1994
-------------------------------------------------------------------------------
Service cost                   $  99,000         117,000        110,000
Interest cost                    557,000         633,000        704,000
Net amortization and deferral   (245,000)       (273,000)       (16,000)
-------------------------------------------------------------------------------
Net periodic postretirement
        benefit cost           $ 411,000         477,000        798,000
===============================================================================

For measurement purposes, the following health care cost assumptions were made:

FOR THE CURRENT RETIREE GROUP AND CURRENT ACTIVE BARGAINING GROUP:

    * Health care costs increase at a rate of 8.5% in years one and two, grading down to a rate of 4.5% in year 12 and thereafter.

FOR THE CURRENT NONBARGAINING ACTIVE GROUP:

    * Health care costs increase at a rate of 13.5% in year one, grading down to a rate of 4.5% in year 12 and thereafter.

FOR ALL PARTICIPANTS:

    * Medicare costs increase at a rate of 5.5% in year one to three, grading down to a rate of 4.5% in year seven and thereafter.

        The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $402,000 and the aggregate of the service and interest cost components of net periodic postretirement cost for the year ended December 31, 1996 by $2,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%, 7.4% and 8.5% at December 31, 1996, 1995 and 1994, respectively.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 1996:

CASH AND CASH EQUIVALENTS:

  The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates their fair value.

SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

  The carrying amounts of the Company's short-term borrowings, its revolving loan agreement and variable rate long-term debt instruments as reported in notes 4 and 5 approximate their fair value. The fair value of the Company's other long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts of other long-term debt as reported in note 5 approximate their fair value.

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

        The Oilgear Company maintains a system of internal accounting control designed to provide reasonable assurance for the safeguarding of the Company's assets and the reliability of financial records. Essential elements of this system are the selection of qualified personnel, appropriate division of responsibilities, communication of policies and procedures, and appropriate follow-up by management. Management believes that this system provides reasonable assurance that transactions are executed in accordance with management's authority and that they are properly recorded.

        KPMG Peat Marwick LLP is the firm of independent auditors retained to express their opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of The Oilgear Company. Their audit procedures include an evaluation and review of the Company's system of internal control to establish the audit scope, tests of selected transactions, and other audit procedures.

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


/s/ Thomas J. Price
Thomas J. Price,
Vice President - Finance
and Corporate Secretary

                        INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Oilgear Company:

        We have audited the accompanying consolidated balance sheets of The Oilgear Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Oilgear Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

        As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for LIFO inventories in 1994.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP

Milwaukee, Wisconsin
March 4, 1997