Form 10-K405, Exhibit 13
period 1997-12-31
OILGEAR CO
filed 1998-03-31
CIK 74058

                                                           Exhibit 13
                                                           (1997 10-K)
1997 FINANCIAL REPORT

MANAGEMENT'S DISCUSSION

Results of Operations
1997 Compared to 1996

Shipments,

Orders & Backlog               1997        1996        1995
Net orders              $96,966,000  85,677,000  89,146,000
Percentage increase
(decrease)                    13.2%       -3.9%       27.4%
Net sales (shipments)   $90,904,000  89,621,000  82,157,000
Percentage increase            1.4%        9.1%       17.6%
Backlog at December 31  $24,019,000  17,957,000  21,901,000
Percentage increase
(decrease)                    33.8%      -18.0%       46.9%

United States:

The domestic order level continued to be strong 1997, with most of the increase coming from component orders. The total value of domestic orders for the Company's new PVG pump and for engineered hydraulic and electrical systems increased by double digits. The Company's new foreign subsidiaries are receiving some orders that in prior years were entered directly as domestic export orders. This contributed to the decrease in domestic export orders and the increase in inter-company transfers between geographic areas. The strong U.S. dollar against most other currencies during 1997 also contributed to the decrease in domestic export orders by making the Company's products more expensive to foreign customers. Even though there is a continued demand for the Company's products outside the United States, the strong U.S. dollar and the recent economic crisis in Asia make management cautious going into 1998.

The significant increase in orders put an extreme amount of demand on the Company's domestic manufacturing facilities, especially at the Fremont, NE plant. This demand caused lead-times to increase which in turn caused manufacturing expenses for overtime, hiring, training, and subcontracting to increase. The Fremont, NE plant completed its new addition in the fourth quarter and the Company is in the process of adding equipment and people. This addition will help alleviate the capacity problems at that plant in 1998. With domestic net sales increasing by 2% and domestic orders increasing by double digits, domestic backlog increased significantly.

Foreign:

Orders entered at our foreign subsidiaries increased by double digits. The strengthening of the U.S. dollar against the Company's foreign subsidiaries' local currencies except for the British pound caused the increase of the net total value of foreign orders to be approximately 5% lower when local currencies were converted to U.S. dollars. A plan to increase the foreign after-market and component orders was successful in increasing the total value of these orders. The Company's Spanish subsidiary had a significant increase in orders and was a major contributor to the overall foreign order increase. The Company's new joint ventures and subsidiaries also made a positive contribution to the total foreign orders. Foreign net sales increased by approximately 8% in local currencies or 1% when translated into U.S. dollars. Because orders were higher than shipments, foreign backlog also increased.



Operating Expenses               1997        1996        1995
Research and development   $2,543,000   2,315,000   2,127,000
Percentage increase              9.8%        8.8%       21.4%
Selling, general and
administrative less
research and
development               $21,801,000  21,917,000  19,690,000
Percentage increase
(decrease)                      -0.5%       11.3%        5.2%

The Company's continued increase in expenses for research and development demonstrates commitment to its customer demands for new and more efficient hydraulic products. This commitment produced new customers and new applications for the Company's products The conversion difference from foreign currencies translated to U.S. dollars offset a small increase in consolidated operating expenses less research and development.


Profit, Income & Earnings         1997        1996        1995
Gross profit               $29,103,000  29,437,000  26,299,000
Percentage increase
(decrease)                       -1.1%       11.9%       11.9%
Gross profit margin              32.0%       32.8%       32.0%
Operating income            $4,760,000   5,205,000   4,482,000
Percentage increase
(decrease)                       -8.5%       16.1%       48.0%
Net earnings                $2,677,000   2,518,000   2,192,000
Percentage increase               6.3%       14.9%       24.2%

Expenses incurred to solve the capacity constraints in the Company's our domestic factories and orders for products with lower gross profit margins caused gross profit and operating income to decrease as stated in the above table. Net earnings increased because the effective income tax rate decreased to 17.8% in 1997 from 29% in 1996 (see note 8 to the consolidated financial statements).

Note 7 to the consolidated financial statements summarizes the non-operating income and expense.

1996 Compared to 1995

The strong order level from the domestic and U.S. export segments and a large beginning backlog produced an increase in consolidated shipments of approximately 9%. Export shipments to the Asian markets were strong, especially in Korea and China, resulting in total U.S. export shipments increasing by 32%. European and domestic shipments increased by approximately 3% and 5%, respectively.


A weak fluid power market caused consolidated net orders to decrease by approximately 4% in 1996. Despite the weak fluid power market, the domestic and U.S. export orders combined were slightly higher in 1996 than in 1995. Increased orders in the mobile and petroleum markets for pumps and engineered systems were the reasons. After a significant increase in European orders in 1995 (61%), European orders decreased in 1996 by approximately 12%. A slowdown in European capital expenditures and intensive price competition for engineered systems in the European industrial market were the principal reasons for the decline. Some of the increased shipments came out of the backlog, which decreased by approximately $3,944,000 or 18%.

The Company's commitment to customer demands for new and more efficient hydraulic products was demonstrated by increased expenses for research and development. This commitment produced new customers and the use of the Company's products in new applications in 1996. The sales and marketing effort in 1996 achieved increased market share in the industrial, mobile and civil markets. The cost of this effort and the addition of Oilgear Towler Polyhydron Ltd. in 1996 increased operating expenses by 11.1%.

In 1996 the Company increased its ownership in Oilgear Towler Polyhydron Ltd. to 51% and began consolidating it with the Company's financial results. The effect was to increase net earnings by approximately $54,000. Other than for this Indian joint venture, and except for slight deviations in the mix of products shipped, the gross margin was consistent with prior years. Gross profit, operating income and net earnings have increased as expected with the increase in shipments.

Note 7 to the consolidated financial statements summarizes the non-operating income and expense. The Company's effective income tax rate was 29.0% in 1996 and 28.6% in 1995. See note 8 to the consolidated financial statements for an explanation of the effective income tax rate.

Forward Looking Comments and Matters That May Affect Future Operations

The Company is going into 1998 with an increased backlog of orders and a cautious outlook for a continued strong capital goods market. The strong U.S. dollar in 1997 has continued into the first few months of 1998. At this time, the Company has been able to overcome this currency exchange factor but export order margins have decreased which is a concern for 1998.

Domestic orders for the beginning of 1998 have continued to be strong. European orders for the beginning of 1998 are stable. Foreign orders other than Europe have decreased in the first few months of 1998 and it is unknown how much the Asian economic crisis will affect the Company's orders in 1998. If there is increased demand in the world for capital equipment projects that require systems technology, then the Company is ready to supply the engineering, hydraulic and electrical products and customer service required in meeting those demands.

Inflation and Changing Prices

Oilgear uses the LIFO method of accounting for most of its inventories and has reserves for obsolete and slow moving inventory. The majority of the Company's assets were purchased over the last forty years and reside in the United States and Western Europe. These assets are in operation and have
been maintained through the years.   Management believes that inflation has not
significantly distorted the net earnings reported for the Company.   However,
because of inflation and the extent to which these assets have been depreciated, management believes the book value of the Company, stated in historical dollars at $16.52 per share, significantly understates the current or replacement value of the Company's assets.


                  Quarterly Financial Information (Unaudited)

1997

                      FIRST        SECOND      THIRD       FOURTH

Net sales             $20,309,000  22,686,000  21,644,000  26,265,000
Net earnings              476,000     627,000     686,000     888,000
Basic earnings per
share of common
stock**                      0.25        0.33        0.36        0.46
Diluted earnings
per share of common
stock**                      0.25        0.33        0.36        0.46
Dividends per share
of common stock**           0.067       0.067       0.067       0.067
Stock price low*             9.67       10.50       11.50       14.00
Stock price high*           12.00       12.50       14.00       18.00

1996

                      FIRST        SECOND      THIRD       FOURTH

Net sales             $21,523,000  23,576,000  22,161,000  22,361,000
Net earnings              494,000     673,000     642,000     709,000
Basic earnings per
share of common
stock**                      0.28        0.37        0.35        0.38
Diluted earnings
per share of common
stock**                      0.28        0.37        0.35        0.38
Dividends per share
of common stock**           0.067       0.067       0.067       0.067
Stock price low*             9.67        9.83        9.17        9.50
Stock price high*           11.33       11.67       11.00       10.42

*High and low sales prices in the Nasdaq Stock Market restated for the three-for-two stock split declared on December 10, 1997.

**Restated for the three-for-two stock split declared on December 10, 1997.

Discussion of Financial Position

Capitalization                1997        1996        1995
Interest bearing debt  $26,358,000  18,451,000  19,899,000
Shareholders' equity    31,828,000  27,317,000  22,772,000
Debt and equity         58,186,000  45,768,000  42,671,000
Ratio                       45.30%      40.30%      46.60%

Equity

In 1997, shareholders' equity increased by net earnings, the sale of Company common stock in connection with employee ownership plans as stated in the table below (see note 9 to the consolidated financial statements) and the equity adjustment for pension liability (see note 9 to the consolidated financial
statements).   A strong U.S. dollar compared to most of the local currencies of the Company's foreign subsidiaries caused an approximately $1,400,000 decrease in shareholders' equity from foreign currency translation to U.S. dollars in
1997.   The increase in shareholders' equity in 1996 was primarily the result of net earnings and the sale of Company common stock in connection with employee
ownership plans as stated in the table below.   The dividend paid in each of the
four quarters of 1997 and 1996 was $.10 per share, prior to the effect of a stock dividend in the form of a three-for-two stock split declared by the Company on December 10, 1997.

The Company's common stock is traded over-the-counter in the Nasdaq Stock
Market, symbol OLGR.   At December 31, 1997 there were approximately 581
shareholders of record.   Oilgear believes it is desirable for its employees
to have an ownership interest in the Company.   This concept is supported by
several programs that are described in note 9 to the consolidated financial statements.


The Company sold common stock and made contributions of common stock in connection with employee benefit plans as follows:



      Shares*  Value
1997   53,814  $381,000
1996  105,906  $986,000
1995   60,476  $412,000

*Restated for the three-for-two stock split declared on December 10, 1997.

Interest Bearing Debt

In January 1997, the Company amended its revolving loan agreement.   This
amended agreement provides for borrowings up to $16,000,000 through April 2000
at an interest rate of LIBOR plus 1.4%.   Under the agreement, the Company is
required to pay a commitment fee of .375% per annum on unused loan amounts
available which was approximately $2,700,000 at December 31, 1997.   Amounts
outstanding at December 31, 1997 and 1996 bore interest at 7.3% and 7.6%, respectively.

During 1996, the Company amended its revolving loan agreement.   The amended
agreement provides for borrowings up to $16,000,000 through April 30, 1999 and replaced both the prior revolving loan agreement which provided for borrowings
up to $11,000,000 through June 1997 and the $2,000,000 line of credit.   At
December 31, 1996, $11,500,000 was used on the revolving loan agreement.

The Company entered into a capital lease agreement with the County of Dodge, NE to issue industrial revenue bonds in the amount of $4,000,000 (see note 5 to
the consolidated financial statements).   The proceeds from these bonds are
restricted to expenditures for the expansion of the Fremont, NE manufacturing
facility and related machine tools.   The average effective rate in 1997 was
4.0%.   The leases require annual rental amortization payments of $400,000 for
ten years.   The industrial revenue bonds are collateralized by the property
and equipment purchased from the bond proceeds.   Allowable equipment purchases
and expenses paid out of bond proceeds in 1997 was approximately $1,045,000.
At December 31, 1997, unused proceeds and related accumulated interest income
from the industrial revenue bonds was approximately $2,955,000.   Such funds
were restricted for capital expenditures at the Fremont, NE manufacturing
facility.   The bond payments are guaranteed by a bank letter of credit that has an annual cost of .75% on the outstanding principal balance of the bonds. In 1997 the Company increased domestic short-term borrowings by $4,000,000 in
the form of bank revolving business notes.   These short-term notes bear
interest at LIBOR plus 1.4% (7.3% as of December 31, 1997) and will mature on
April 30, 1998.   Management plans to renegotiate this short-term debt in
the first quarter of 1998.   There were no domestic short-term borrowings at
December 31, 1996.   Domestic property plant and equipment collateralize the
above revolving loan agreement and short-term borrowings.   Approximately
$700,000 under lines of credit was available to the Company's foreign
subsidiaries at December 31, 1997.   There was approximately $78,000 and
$113,000 of borrowings against these lines at December 31, 1997 and 1996, respectively.


Liquidity                        1997        1996        1995
Cash and cash equivalents  $3,011,000   2,368,000   2,779,000
Short-term borrowings       4,078,000     113,000     500,000
Working capital            27,425,000  28,633,000  26,833,000
Current ratio                     2.2         2.8         2.4
Quick ratio                       1.0         1.1         1.0
Cash provided by
operations                 $2,950,000   6,235,000   3,861,000
Cash used by investing
activities                 -6,895,000  -4,973,000  -5,347,000
Cash provided (used) by
financing activities        4,892,000  -1,569,000   1,149,000

The current ratio and the quick ratio continued to remain strong in all three
years reported.   Cash provided by operations was positive for 1997, 1996 and
1995 as presented in the above table.   Net earnings and depreciation and
amortization were the primary reasons for the positive results in each year.
A large dollar value of shipments was shipped in December of 1997 and 1995
causing trade receivables to increase at each year-end.   The improvement in
the domestic (including exports) and European business created an increase in
work in process inventories in 1995.   In 1997 and 1995, investing activities
included two expansion projects at the Company's Fremont, NE facility.   These
additions were needed to manage the increased demand for the Company's new
products and to continue to deliver excellent customer service.   The
acquisitions and upgrading of the Company's machine tools and computer
equipment occurred in all three years.   The Company doesn't anticipate a
building expansion in 1998 so capital expenditures should decrease in 1998.


The Company's financial position at December 31, 1997 continues to be strong and management believes the Company has adequate means for meeting its future capital and operating needs.


Year 2000 Impact on Computer Systems


The Company is aware of the potential problems that can exist with its computer
systems and application computer software in the year 2000.   In early 1997,
the Company began converting its computer systems enabling proper processing of
transactions relating to the year 2000 and beyond.   Management expects to
finish most of the work on the year 2000 project in 1998 with added costs not expected to have a material adverse effect on the financial condition, results
of operation or cash flow of the Company.   The Company presently believes that
with modifications to existing software and converting to new software, the year 2000 will not pose significant
operational problems for the Company's computer systems.   However, there can
be no assurance that unforeseen difficulties and costs may not arise.
Business Description


A business description is provided in note 2 to the consolidated financial statements.


Cautionary Factors


The discussions in this section and elsewhere contain various forward-looking statements concerning the Company's prospects that are based on the current
expectations and beliefs of management.   Forward-looking statements may also
be made by the Company from time to time in other reports and documents as well
as oral presentations.   When used in written documents or oral statements, the
words "anticipate", "believe", "estimate", "expect", "objective", and similar
expressions are intended to identify forward-looking statements.   The
statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond the Company's control, that could cause the Company's actual results and
performance to differ materially from what is expected.   In addition to the
assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company:


* Factors affecting the Company's international operations, including relevant foreign currency exchange rates, which can affect the cost to produce the Company's products or the ability to sell the Company's products in foreign markets, and the value in United States dollars of sales made in foreign
currencies.   Other factors include foreign trade, monetary and fiscal
policies; laws, regulations and other activities of foreign governments, agencies and similar organizations; and risks associated with having major facilities located in countries, such as India, Spain and Italy, which have historically been less stable than the United States in several respects, including fiscal and political stability.


* Factors affecting the Company's ability to hire and retain competent employees, including unionization of the Company's non-union employees and changes in relationships with the Company's unionized employees.

* The risk of strikes or other labor disputes at those locations that are unionized which could affect the Company's operations.


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


* Factors affecting the Company's ability to produce products on a competitive basis, including the availability of raw materials at reasonable prices


* Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.


* Financial and information system problems resulting with the advent of the twenty-first century and affecting the Company, its suppliers or its customers.


5 Year Summary


Operations                           1997        1996        1995        1994        1993
Net sales                     $90,904,000  89,621,000  82,157,000  69,840,000  61,779,000
Net earnings                    2,677,000   2,518,000   2,192,000   1,765,000     350,000
Basic earnings per share**           1.41        1.39        1.26        1.07        0.23
Diluted earnings per share**         1.40        1.38        1.24        1.06        0.23
Dividends per share**                0.27        0.27        0.27        0.17        0.23

Capitalization
Interest bearing debt         $26,358,000  18,451,000  19,899,000  18,403,000  18,500,000
Shareholders' equity           31,828,000  27,317,000  22,772,000  20,542,000  17,271,000
Total assets                   89,197,000  77,839,000  77,902,000  69,879,000  63,704,000
Book value per share**              16.52       14.58       12.89       12.03       11.04
December 31st stock price*          15.67       10.00       11.33        9.50        7.42

*The last sale price for the year in the Nasdaq Stock Market restated for the three-for-two stock split declared on December 10, 1997.
**Restated for the three-for-two stock split declared on December 10, 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS AND SHAREHOLDERS' EQUITY

The Oilgear Company and Subsidiaries, Years ended December 31, 1997, 1996 and 1995

Operations

                                   1997           1996           1995

Net sales (note 2)             $90,903,847     89,620,862     82,157,370
Cost of sales (note 3)          61,800,585     60,184,305     55,858,297
                               -----------    -----------    -----------
Gross profit                    29,103,262     29,436,557     26,299,073
Selling, general and
administrative expenses         24,343,569     24,231,669     21,817,122
                               -----------    -----------    -----------
Operating income                 4,759,693      5,204,888      4,481,951
Interest expense                 1,649,826      1,728,059      1,690,107
Other non-operating
income, net (note 7)               252,857        143,593        277,890
                               -----------    -----------    -----------
Earnings before income
taxes and minority
interest                         3,362,724      3,620,422      3,069,734
Income tax expense (note 8)        600,000      1,050,000        878,000
Minority interest                   85,242         52,298              -
                               -----------    -----------    -----------
Net earnings                    $2,677,482      2,518,124      2,191,734
                               ===========    ===========    ===========
Basic weighted average
outstanding shares               1,896,248      1,806,663      1,744,070
                               -----------    -----------    -----------
Diluted weighted average
outstanding shares               1,913,948      1,820,795      1,772,892
                               -----------    -----------    -----------
Basic earnings per share of
common stock                         $1.41           1.39           1.26
                                     =====          =====          =====
Diluted earnings per share of
common stock                         $1.40           1.38           1.24
                                     =====          =====          =====

Shareholders' Equity

Common stock (note 9):
Balance at beginning of year    $1,248,859      1,178,255      1,137,938
Sales to employee and director
benefit plans (35,876, 46,032
and 40,317 shares in 1997,
1996 and 1995, respectively)        35,876         46,032         40,317

                                   1997           1996           1995
Contributions to employee
benefit plans (24,572 shares
in 1996)                              -        24,572               -
Three-for-two stock split        642,368            -               -
                             -----------   ----------      ----------
Balance at end of year         1,927,103    1,248,859       1,178,255
                             -----------   ----------      ----------
Capital in excess of par
value (note 9):
Balance at beginning of
year                           9,090,628    8,174,934       7,803,727
Sales to employee and
director benefit plans           345,562      581,973         371,207
Contributions to employee
benefit plans                          -      333,721               -
Three-for-two stock
split                           (642,368)           -               -
                             -----------   ----------      ----------
Balance at end of year         8,793,822    9,090,628       8,174,934
                             -----------   ----------      ----------
Retained earnings (note 9):
Balance at beginning of
year                          20,828,365   18,796,941      17,072,882
Net earnings                   2,677,482    2,518,124       2,191,734
Cash dividends declared
($.40, $.40 and $.40 per
share in 1997, 1996 and
1995, respectively)             (507,607)    (486,700)       (467,675)
Treasury stock disposals
over cost, net                       934            -               -
                             -----------   ----------      ----------
Balance at end of year        22,999,174   20,828,365      18,796,941
                             -----------   ----------      ----------
Treasury stock:
Balance at beginning of year           -            -               -
Purchases - 3,046 shares
in 1997                           47,975            -               -
Sales to employee benefit
plans - 3,046 shares in 1997     (47,975)           -               -
                             -----------   ----------      ----------
Balance at end of year                 -            -               -
                             -----------   ----------      ----------
Notes receivable from
employees (note 9):
Balance at beginning of year    (220,781)    (147,410)       (168,044)
Sales under employee stock
purchase plan                    (64,525)    (169,275)        (66,250)
Payments received/forgiven
on notes                         103,085       95,904          86,884
                             -----------   ----------      ----------
Balance at end of year          (182,221)    (220,781)       (147,410)
                             -----------   ----------      ----------
Equity adjustment for foreign
currency translation:
Balance at beginning of year     450,067      248,907        (124,060)
Translation adjustment        (1,440,382)     201,160         372,967
                             -----------   ----------      ----------
Balance at end of year          (990,315)     450,067         248,907
                             -----------   ----------      ----------
Equity adjustment for pension
liability:
Balance at beginning of year  (4,080,000)  (5,480,000)     (5,180,000)
Pension liability adjustment   3,360,000    1,400,000        (300,000)
                             -----------   ----------      ----------
Balance at end of year          (720,000)  (4,080,000)     (5,480,000)
                             -----------   ----------      ----------
Total shareholders' equity   $31,827,563   27,317,138      22,771,627
                             ===========   ==========      ==========

          See accompanying notes to consolidated financial statements.

78
                          CONSOLIDATED BALANCE SHEETS
        The Oilgear Company and Subsidiaries, December 31, 1997 and 1996


                                                1997           1996
Assets
Current assets:
Cash and cash equivalents                   $3,010,929       2,367,684
Trade accounts receivable, less allowance
for doubtful receivables of $211,372 and
$218,154 in 1997 and 1996, respectively     18,677,849      14,894,195
Inventories (note 3)                        26,396,825      26,229,868
Prepaid expenses                               444,099         528,854
Other current assets                         1,106,497         537,795
                                           -----------      ----------
Total current assets                        49,636,199      44,558,396
                                           -----------      ----------
Property, plant and equipment, at cost
(note 5):
Land                                         1,072,366       1,283,679
Buildings                                   11,231,982      10,213,472
Machinery and equipment                     46,628,669      42,512,215
Drawings, patterns and patents               3,280,865       2,585,379
                                           -----------      ----------
                                            62,213,882      56,594,745

Less accumulated depreciation and
amortization                                30,834,701      27,740,588
                                           -----------      ----------
Net property, plant and equipment           31,379,181      28,854,157
Pension intangible (note 9)                    500,000         600,000
Other assets (notes 5 and 9)                 7,681,978       3,826,274
                                           -----------      ----------
                                           $89,197,358      77,838,827
                                           ===========      ==========

Liabilities and Shareholders' Equity           1997            1996

Current liabilities:
Short-term borrowings (note 4)              $4,078,147         113,414
Current installments of long-term
debt (note 5)                                1,488,301       2,182,838
Accounts payable                             8,166,590       5,728,452
Customer deposits                            2,396,477       1,992,367
Accrued compensation                         2,546,207       2,724,274
Other accrued expenses and income taxes
(note 8)                                     3,535,224       3,154,282
                                           -----------      ----------
Total current liabilities                   22,210,946      15,895,627
                                           -----------      ----------
Long-term debt, less current
installments (note 5)                       20,791,956      16,154,961
Unfunded employee retirement plan costs
(note 9)                                     1,700,000       5,600,000
Unfunded post-retirement health care costs
(note 9)                                    10,970,000      11,109,000
Other noncurrent liabilities                 1,194,928       1,414,099
                                           -----------      ----------
Total liabilities                           56,867,830      50,173,687
                                           -----------      ----------
Minority interest in consolidated
subsidiaries                                   501,965         348,002
                                           -----------      ----------
Commitments and contingencies
(notes 9 and 11)
Shareholders' equity (notes 5 and 9):
Common stock, par value $1 per share,
authorized 4,000,000 shares;
issued 1,927,103 and 1,248,859 shares
in 1997 and 1996, respectively               1,927,103       1,248,859
Capital in excess of par value               8,793,822       9,090,628
Retained earnings                           22,999,174      20,828,365
                                           -----------      ----------
                                            33,720,099      31,167,852

Deduct:
Notes receivable from employees for
purchase of common stock of the
Company                                       (182,221)       (220,781)
Equity adjustment for foreign currency
translation                                   (990,315)        450,067
Equity adjustment for pension liability
(note 9)                                      (720,000)     (4,080,000)
                                           -----------      ----------
   Total shareholders' equity               31,827,563      27,317,138
                                           -----------      ----------
                                           $89,197,358      77,838,827
                                           ===========      ==========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               The Oilgear Company and Subsidiaries, Years ended
                        December 31, 1997, 1996 and 1995


                                   1997           1996           1995
Cash flows from operating
activities:
Net earnings                   $2,677,482      2,518,124      2,191,734
Adjustments to reconcile
net earnings to net cash
provided by operating
activities:
Depreciation and amortization   3,631,740      3,405,180      3,061,675
Common and treasury stock
issued in connection with:
Funding of expense for
employee retirement plans               -        304,500              -
Compensation element of sales
to employees and employee
savings plan                      184,332        189,400        115,632
Deferred income taxes             (28,000)       (13,000)             -
Minority interest in
consolidated subsidiaries          85,242         52,298              -
Change in assets and
liabilities:
Trade accounts receivable      (4,489,581)     1,589,878     (1,132,502)
Inventories                      (745,435)       746,867     (4,158,041)
Prepaid expenses                   43,906        (54,426)       (93,225)
Accounts payable                2,698,845     (2,156,055)     1,295,429
Customer deposits                 477,916       (686,109)     1,650,842
Accrued compensation              (38,993)       196,533        229,310
Other, net                     (1,547,538)       141,808        700,571
                               ----------      ---------      ---------
Net cash provided by
operating activities            2,949,916      6,234,998      3,861,425
                               ==========      =========      =========
Cash flows from investing
activities:
Capital expenditures           (6,824,333)    (4,826,302)    (5,241,948)
Investment in subsidiaries        (71,000)      (146,466)      (105,543)
                               ----------      ---------      ---------
Net cash used by investing
activities                     (6,895,333)    (4,972,768)    (5,347,491)
                               ----------      ---------      ---------
Cash flows from financing
activities:
Net borrowings (repayments)
under line of credit
agreements                      3,972,556       (500,000)    (1,778,345)
Repayment of long-term debt    (1,836,110)    (2,300,887)    (2,613,177)
Proceeds from issuance of
long-term debt                  5,981,028      1,300,000      5,691,806
Cash restricted for capital
expenditures                   (2,954,789)             -              -
Dividends paid                   (507,607)      (486,700)      (467,675)
Purchase of treasury stock        (47,975)             -              -
Proceeds from sale of treasury
stock                              48,909              -              -
Proceeds from sale of common
stock                             189,631        373,335        272,950
Payments received on notes
receivable from employees          46,035         45,692         43,576
                               ----------      ---------      ---------
Net cash provided (used) by
financing activities            4,891,678     (1,568,560)     1,149,135
                               ----------      ---------      ---------

Effect of exchange rate
changes on cash                  (303,016)      (105,172)       285,643
                               ----------      ---------      ---------
Net increase (decrease) in
cash and cash equivalents         643,245       (411,502)       (51,288)
Cash and cash equivalents:
At beginning of year            2,367,684      2,779,186      2,830,474
                               ----------      ---------      ---------
At end of year                 $3,010,929      2,367,684      2,779,186
                               ==========      =========      =========
Supplemental disclosures of
cash flow information:
Cash paid during the year for:
Interest                       $1,646,662      1,685,916      1,582,959
Income taxes                     $543,231        571,414        522,723
                               ==========      =========      =========


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               The Oilgear Company and Subsidiaries, Years ended
                        December 31, 1997, 1996 and 1995


(1) Summary of Significant Accounting Policies

(a) Consolidation
These consolidated financial statements include the accounts of The Oilgear
Company and its subsidiaries (Company).   All significant intercompany balances
and transactions have been eliminated in consolidation.

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

(c) Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or
less to be cash equivalents.   Cash equivalents totaled approximately $3,283,000
and $351,000 at December 31, 1997 and 1996, respectively, and consisted primarily of commercial paper and short-term U.S. government securities. Approximately $2,955,000 of cash equivalents at December 31, 1997 are restricted for capital expenditures and are included in other assets in the consolidated balance sheet (see note 5).

(d) Inventories
Inventories are stated at the lower of cost or market.   Cost has been
calculated on the last-in, first-out (LIFO) method for the majority of the
domestic inventories.   For the balance of the inventories, cost has been
calculated under the first-in, first-out (FIFO) or average actual cost methods. Market means current replacement cost not to exceed net realizable value. Products returned from customers are inspected to verify that the product is in
"as new" condition.   Products verified to be in "as new" condition are added
to inventory.   Reserves for obsolete and slow moving inventory are charged to cost of sales.

(e) Depreciation and Amortization
Depreciation and amortization of plant and equipment are provided over the estimated useful lives of the respective assets under the straight-line method. Estimated useful lives range from 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 5 to 17 years for drawings, patterns and patents.

(f) Revenue Recognition
The Company recognizes revenue on systems contracts on a percentage-of-completion basis, measured by an estimate of the revenue generated by each component of the system upon its completion. Losses are recognized at the time a loss is projected. Revenue is recognized on other sales of products generally upon shipment to the customer.

(g) Stock Option Plan
The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price of the stock option.

(h) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Research and Development Costs
Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Total research and development expense was approximately $2,543,000, $2,315,000 and $2,127,000 in 1997, 1996 and 1995, respectively.

(j) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(k) Earnings per Share
Earnings per share ("EPS") data and weighted-average shares outstanding have been restated for all years presented to give effect to the three-for-two stock split effected in the form of a dividend distributed on January 20, 1998 (see note 1 (l)).

The Company adopted the provisions of SFAS No. 128, Earnings per Share, in 1997. This Statement replaces the presentation of primary EPS and fully diluted EPS with basic EPS and diluted EPS. Basic EPS is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS does not consider common stock equivalents. Diluted EPS reflects the dilution that would occur if convertible debt securities and employee stock options were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net earnings of the entity. The computation of diluted EPS uses the "if converted" and "treasury stock" methods to reflect dilution. All prior period EPS data presented has been restated for the adoption of SFAS No. 128. The number of weighted-average shares outstanding, adjusted for the stock split, used in calculating basic EPS was 1,896,248 in 1997, 1,806,663 in 1996, and 1,744,070 in 1995. The number of weighted-average shares outstanding, adjusted for the stock split, used in calculating diluted EPS was 1,913,948 in 1997, 1,820,795 in 1996, and 1,772,892
in 1995. The difference between the number of shares used in the two calculations is due to employee stock options.

(l) Common Stock Split
On December 10, 1997, the Board of Directors declared a three-for-two stock split on the Company's common stock. One additional share was issued for each two shares of common stock held by shareholders of record on December 22, 1997. The new shares were distributed on January 20, 1998. Common stock and capital in excess of par value as of December 31, 1997 have been retroactively restated to reflect this split. Par value per share will remain unchanged at $1.00. The number of shares issued at December 31, 1997, after giving effect to the split, was 1,927,103 (1,284,735 shares issued before the split). The effect of the stock split has been retroactively reflected as of December 31, 1997 in the consolidated balance sheet and statement of shareholders' equity but activity for 1997 and prior periods was not restated in those statements. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related notes have been restated as appropriate to reflect the effect of the split for all periods presented.

(m) Impact of Recently Issued Accounting Standards
In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. SFAS No. 131 establishes standards for the reporting of information about operating segments, products and services, geographic areas and major customers in financial statements. In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and other Post-retirement Benefits, which revises current disclosure requirements on pensions and other post-retirement plans. SFAS Nos. 130, 131 and 132 are effective for fiscal years beginning after

December 15, 1997. These pronouncements will not impact Company earnings. The Company is evaluating the effect of these pronouncements on its consolidated financial statement disclosures.


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

Geographic area information is as follows:

                                1997        1996        1995
Net sales to unaffiliated
customers:
Within the United States   $51,655,659  46,188,297  44,118,481
United States exports       10,475,381  14,957,673  11,319,811
                           -----------  ----------  ----------
Total United States         62,131,040  61,145,970  55,438,292
Foreign                     28,772,807  28,474,892  26,719,078
                           -----------  ----------  ----------
                           $90,903,847  89,620,862  82,157,370
                           ===========  ==========  ==========
Transfers between
geographic areas:
United States exports       $4,631,811   3,774,661   3,909,946
                           ===========  ==========  ==========
United States imports       $1,907,865   1,491,747     989,147
                           ===========  ==========  ==========
Earnings before income
taxes and minority
interest:
United States               $2,010,742   2,473,797   1,953,373
Foreign                      1,351,982   1,146,625   1,116,361
                           -----------  ----------  ----------
                            $3,362,724   3,620,422   3,069,734
                           ===========  ==========  ==========

Identifiable assets:
United States              $63,334,364  53,148,843  52,345,054
Foreign                     25,862,994  24,689,984  25,557,108
                           -----------  ----------  ----------
                           $89,197,358  77,838,827  77,902,162
                           ===========  ==========  ==========

Foreign operations consist predominately of subsidiaries in Europe. Transfers and sales between geographic areas are accounted for at cost plus a reasonable profit.

(3) Inventories
Inventories at December 31, 1997 and 1996 consist of the following:


                      1997        1996
Raw materials     $1,740,946   1,497,513
Work in process   21,924,987  23,212,707
Finished goods     4,960,892   4,431,648
                 -----------  ----------
                  28,626,825  29,141,868
LIFO reserve      -2,230,000  -2,912,000
                 -----------  ----------
Total            $26,396,825  26,229,868
                 ===========  ==========

Inventories stated on the LIFO basis are valued at $16,871,000 and $17,275,000 at December 31, 1997 and 1996, respectively. During 1997, 1996 and 1995, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by approximately $750,000, $1,350,000 and $800,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1997,

1996 and 1995 prices, respectively.

(4) Short-term Borrowings

In 1997, the Company increased domestic short-term borrowings in the form of bank revolving business notes by $4,000,000. These short-term notes bear interest at LIBOR plus 1.4% (7.3% as of December 31, 1997) and will mature on April 30, 1998. There were no domestic short-term borrowings at December 31, 1996. The above short-term notes are collateralized by substantially all domestic property, plant and equipment. Short-term borrowings under a $200,000 line of credit by one of the Company's Indian joint ventures amounted to approximately $78,000 and $113,000 at December 31, 1997 and 1996, respectively. The Indian joint venture line of credit bears interest at approximately 16% as of December 31, 1997. There were no short-term borrowings outstanding on a $500,000 European line of credit at December 31, 1997 and 1996. The European line of credit bears interest at the bank's base rate plus 2% (9.2% as of December 31, 1997). These lines of credit are collateralized by substantially all assets of the applicable Indian joint venture and European subsidiary.

(5) Long-term Debt

Long-term debt consisted of the following:

                                               1997          1996
Revolving loan agreement                $13,327,247   $11,500,000
Industrial Revenue Bonds, due in
annual installments of $400,000
through October 2007                      4,000,000             -
Notes payable to banks                    2,337,500     3,806,000

Note payable to a municipality, due
in monthly installments through
January 2006 at 4.2% per annum.             419,325       462,000
Mortgage notes of German subsidiary,
payable in Deutsche Marks and due
in annual installments through 2007
(interest rates range from 4.8% to
7.6% as of December 31, 1997).            1,228,033     1,370,388
European Steel and Coal Community
note of UK subsidiary, payable
in Pounds Sterling in annual
installments through 1998 at
10% interest per annum.                     119,213       241,704

Mortgage notes of French subsidiary,
payable in French Francs and due in
quarterly installments through 2002
at 9.2% and 9.8% interest per annum.        186,538       252,988
   Capital leases                           573,092       652,061
   Other                                     89,309        52,658
                                        -----------   -----------
                                         22,280,257    18,337,799
Less current installments                 1,488,301     2,182,838
                                        -----------   -----------
Long-term debt, less current
   installments                         $20,791,956   $16,154,961
                                        ===========   ===========


In January 1997, the Company amended its revolving loan agreement.
The amended agreement provides for borrowings up to $16,000,000 through April 2000. The amended agreement changed the interest rate from the bank's prime rate or LIBOR plus 2.0% to the bank's prime rate or LIBOR plus 1.4%. Under the agreement, the Company is required to pay a commitment fee of .375 of 1% per annum on unused loan amounts available. Amounts outstanding at December 31, 1997 bear interest at 7.3%.

The industrial revenue bonds were issued in October 1997 under a capital lease agreement between the County of Dodge, Nebraska and the Company. It covers the expansion of the Fremont, Nebraska manufacturing facility and related machine tools. The bonds are remarketed weekly and bear interest at a market rate. The average effective rate in 1997 was 4.0%. The lease requires annual rental amortization payments of $400,000 for ten years plus interest. The Company has the option to purchase the property during the lease period and upon termination of the lease the Company will obtain title to the property. The Industrial Revenue Bonds are collateralized by the property and equipment purchased from the bond proceeds. Allowable equipment purchases and expenses paid out of bond proceeds in 1997 were approximately $1,045,000. At December 31, 1997, unused proceeds and related accumulated interest income from the industrial revenue bonds is approximately $2,955,000 and is included in other assets in the consolidated balance sheet. Such funds are restricted for capital expenditures at the Fremont, Nebraska manufacturing facility. The bond payments are guaranteed by a bank letter of credit that has an annual cost of .75% of the outstanding principal balance of the bonds. The Company has borrowings of 1,000,000 Pounds Sterling ($1,651,000 and $1,674,000 at December 31, 1997 and 1996, respectively, included in notes payable to banks) through April 2000. The proceeds were used to decrease short-term borrowings in the United Kingdom. The interest rate on this loan floats on a quarterly basis based on bank interest rates in the United Kingdom (9.1% at December 31, 1997).

The Company also has notes payable to a bank and a municipality with balances of approximately $687,000 and $419,000, respectively, at December 31, 1997. These notes bear interest at 8.5% and 4.2%, respectively. These notes are payable in monthly installments through January 2006. All borrowings under the amended revolving loan agreement and notes payable to banks and municipality are collateralized by substantially all domestic property, plant and equipment. Covenants in connection with long-term debt provide for, among other things, a specified minimum level of consolidated net worth and working capital and limitations on additional long-term debt and capital expenditures. The Company was in compliance with or had obtained waivers for all covenants at December 31, 1997.

Aggregate annual principal payments for long-term debt maturing during the next five years, including capital leases, are: 1998 - $1,488,301; 1999 - $708,958; 2000 - $15,710,256; 2001 - $726,714; and 2002 - $682,703.


(6) Leases

The Company has non-cancelable operating leases, primarily for automobiles, equipment, and sales facilities. Rent expense for operating leases during 1997, 1996 and 1995 was $1,006,000, $935,000 and $863,000, respectively.
Future minimum lease payments under non-cancelable operating leases for each of the next five years are: 1998 - $1,011,000; 1999 - $681,000; 2000 - $393,000;
2001 - $224,000; and 2002 - $200,000.


(7) Non-Operating Income, Net

Non-operating income (expense) consists of the following:

                                              1997         1996         1995
Interest income                           $154,077      119,917      158,316
Foreign currency exchange gain (loss)     (146,811)    (195,036)     149,159
Miscellaneous, net                         245,591      218,712      (29,585)
                                         ---------    ---------    ---------
                                          $252,857      143,593      277,890
                                         =========    =========    =========

(8) Income Taxes

Income tax expense (benefit) attributable to earnings before income taxes and minority interest consists of:

                                              1997         1996         1995
Current:
Federal                                   $237,000      772,000      520,000
State                                       50,000       50,000       50,000
Foreign                                    341,000      241,000      308,000
                                         ---------    ---------    ---------
                                           628,000    1,063,000      878,000
Deferred                                   (28,000)     (13,000)           -
                                         ---------    ---------    ---------
Total                                     $600,000    1,050,000      878,000
                                         =========    =========    =========


The rate of expected income tax expense differs from the effective income tax rate as follows:

                                              1997         1996         1995
Computed "expected" income tax rate           34.0%        34.0%        34.0%
State taxes (net of federal income
   tax benefit)                                1.0          0.9          1.1
Provision for prior years' estimated
   income taxes                                6.1         13.8            -
Benefit of carryforwards not
   recognized                                  7.1            -            -
Change in balance of valuation
   allowance allocated to
   income tax expense                        (31.1)       (16.7)        (5.8)
Unremitted foreign earnings and
   foreign tax rate differential              (3.9)        (3.2)         0.9
Other items, net                               4.6          0.2         (1.4)
                                              ----         ----         ----
Effective income tax rate                     17.8%        29.0%        28.8%
                                              ====         ====         ====

The significant components of deferred income tax expense (benefit) attributable to earnings before income taxes and minority interest are as follows:

                                              1997         1996         1995
Deferred tax expense (exclusive
   of the effects of other
   components listed below)             $2,824,000    1,152,000      469,000
Effects of adjustments in
   the beginning of year
   valuation allowance                  (2,852,000)  (1,165,000)    (469,000)
                                        ----------   ----------     --------
                                          $(28,000)     (13,000)           -
                                        ==========   ==========     ========

During 1997, the Company allocated $1,520,000 of tax benefit to shareholders' equity related to the change in unfunded employee retirement plan costs.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows:

                                              1997         1996
Deferred tax assets:
Accounts receivable                        $60,000       60,000
   Compensation                            653,000      741,000
   Warranty reserve                        130,000      206,000
Employee benefits accruals               3,400,000    5,206,000
Tax credit carryforwards                 1,110,000    1,330,000
Net operating loss carryforwards           389,000      405,000
                                         ---------    ---------
Total gross deferred tax assets          5,742,000    7,948,000
Less valuation allowance                   569,000    3,421,000
                                         ---------    ---------
Net deferred tax assets                  5,173,000    4,527,000
                                         ---------    ---------
Deferred tax liabilities:
   Depreciation                          4,999,000    4,437,000
   Inventories                             187,000       28,000
Other                                       32,000      135,000
                                         ---------    ---------
Total gross deferred tax liabilities     5,218,000    4,600,000
                                         ---------    ---------
Net deferred tax liability                $(45,000)     (73,000)
                                         =========    =========

The valuation allowance for deferred tax assets as of January 1, 1996 was $4,586,000. The net change in the total valuation allowance for the years ended December 31, 1997 and 1996 was a decrease of $2,852,000 and $1,165,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31,1997 the Company has a U.S. general business tax credit carryforward of approximately $410,000 and an AMT tax credit carryforward of approximately $700,000. The U.S. business tax credits begin expiring in 2001 through 2012 and the AMT tax credits have no expiration. The Company also has a tax operating loss carryforward applicable to a foreign subsidiary of approximately $900,000 which can be carried forward indefinitely. The unremitted earnings of the Company's foreign subsidiaries, on which income taxes have not been provided, are considered permanently invested and aggregated approximately $7,700,000 at December 31, 1997.


(9) Employee Benefit Plans

(a) Pension Plans
The Company has non-contributory defined benefit retirement plans covering substantially all domestic employees. The plan covering salaried and management employees provides pension benefits that are based on years of service and the employee's compensation during the last ten years prior to
retirement.   Benefits payable under this plan may be reduced by benefits
payable under The Oilgear Stock Retirement Plan (Stock Retirement Plan).   The
plan covering hourly employees and union members generally provides benefits of
stated amounts for each year of service.   The Company's policy is to fund
pension costs to conform to the Employee Retirement Income Security Act of
1974.   Unfunded employee retirement plan costs reflect the excess of the
unfunded accumulated benefit obligation over accrued pension cost.   This
excess has been partially offset by an intangible asset with the remainder
reflected as an adjustment to shareholders' equity.   Plan assets are primarily
invested in The Oilgear Company common stock (115,617 and 133,260 shares at December 31, 1997 and 1996, respectively), money market, equity and long-term
bond mutual funds.   Data relative to 1997 and 1996 is as follows:

                                                  1997           1996
Actuarial present value of vested
benefit obligation                            $17,600,000    16,600,000
                                              ===========    ==========
Accumulated benefit obligation
including vested benefits                     $18,700,000    17,800,000
                                              ===========    ==========
Projected benefit obligation                  $19,500,000    18,400,000
Plan assets at fair value                     (19,100,000)  (15,400,000)
                                              -----------    ----------
Projected benefit obligation
in excess of plan assets                          400,000     3,000,000
Unrecognized net transition liability
being recognized over 15 years                   (400,000)     (500,000)
Unrecognized net loss from past
experience, experience different
from that assumed and effects
of changes in assumptions                      (3,700,000)   (5,600,000)
                                              -----------    ----------
Prepaid pension cost, included
in other assets                                (3,700,000)   (3,100,000)
Adjustment for additional minimum
liability, reflected as unfunded
employee retirement plan costs                  1,700,000     5,600,000
                                              -----------    ----------
Total (prepaid pension cost)
pension liability                             $(2,000,000)    2,500,000
                                              ===========    ==========

Net pension expense under these plans for the year is comprised of the following:

                                   1997           1996           1995

Service cost                     $500,000       400,000         300,000
Interest cost on projected
benefit obligation              1,300,000     1,300,000       1,200,000
Return on plan assets          (3,900,000)   (2,200,000)     (2,800,000)
Net amortization and deferral
of net transition liability     2,700,000     1,300,000       2,200,000
                               ----------    ----------      ----------
Net pension expense              $600,000       800,000         900,000
                               ==========    ==========      ==========

The actuarial present value of the projected benefit obligation was determined using a weighted-average discount rate of 7.0% in 1997, 7.5% in

1996 and 7.4% in 1995 and a rate of increase in compensation levels (as applicable) of 3% offset by projected payments from the Stock Retirement Plan
as outlined in the plan's provisions.   The expected long-term rate of return
used to measure plan assets was 10% in 1997, 1996 and 1995.   The Company has a
pension plan (UK Plan) for substantially all United Kingdom employees that
provides defined benefits based upon years of service and salary.   The
provisions of the UK Plan provide for vesting after six months of continuous
employment and employee contributions equal to 6% of salary.   At the most
recent actuarial determination date, April 1995, the pension plan data comprised the following:



Actuarial present value of vested accumulated
plan benefits                                                           $7,000,000
                                                                        ==========
Market value of net assets available for benefits                       $7,000,000
                                                                        ==========

Pension expense for the UK Plan was $241,000, $240,000 and $199,000 in 1997, 1996 and 1995, respectively. The Stock Retirement Plan is a defined contribution
plan covering substantially all domestic salaried employees.   The Stock
Retirement Plan is non-contributory and provides for discretionary Company contributions based on a percentage of defined earnings of eligible employees.
No contributions were made to the Stock Retirement Plan in 1997 and 1995.   The
amount charged to expense for contributions made in 1996 was approximately
$305,000.   The Stock Retirement Plan owned 437,248 and 445,055 shares of the
Company's common stock as of December 31, 1997 and 1996, respectively.   Certain
benefits payable under the Stock Retirement Plan serves to reduce benefits payable under the non-contributory defined benefit retirement plan referred to above.

(b) Employee Savings Plans
The Company has an employee savings plan (Savings Plan), under which eligible domestic salaried employees may elect, through payroll deduction, to defer from 1% to 15% of their base salary, subject to certain limitations, on a pretax
basis.   The Company will contribute an additional 50% of the minimum 2%
contribution and 25% of any additional contribution up to 3% above the minimum
contribution.   Contributions are placed in trust for investment in defined funds, including a stock fund for investment primarily in common stock of the
Company.   The Savings Plan trustee may purchase for the stock fund the
Company's common stock, subject to certain limitations, at a price equal to 80%
of the previous month's average low bid price.   This discount is considered as
an additional contribution to the Savings Plan in the year of purchase.   The
amounts charged to expense under the Savings Plan, including the stock discount, were $314,000, $306,000 and $216,000 in 1997, 1996 and 1995,
respectively.   The Savings Plan owned 360,319 and 383,508 shares of the

Company's common stock as of December 31, 1997 and 1996 respectively.   The
Company also has Oilgear Milwaukee Shop Savings Plan, under which eligible domestic collective bargaining unit employees may elect, through payroll deductions, to defer from 1% to 15% of their earnings, subject to certain
limitations, on a pretax basis.   The Company was not required to pay matching
contributions in 1995 and 1996.   Beginning with payrolls paid after October
31, 1997 the Company started to contribute an additional 10% on the first 5% of
employee contributions.   Contributions are placed in trust for investments in
defined funds.   The amount charged to expense for 1997 was $3,000.


(c) Employee Stock Purchase Plan
The Company has a key employee stock purchase plan under which shares of common
stock may be sold to key employees under restricted sales agreements.   The
shares are sold at the market price at the time of the sale.   One-half of the
purchase price is payable under 5% promissory notes over a three-year period. The Company forgives the last portion of the note over a three-year period, beginning the year in which the first half is repaid, if employment has
continued.   The anticipated compensation element of the shares sold,
represented by the potential forgiveness of the last one-half of the principal due, is charged to operations on the straight-line basis over the life of the
note.   The amounts charged to operations were $63,000, $66,000 and $54,000 in
1997, 1996 and 1995, respectively.


(d) Stock Option Plan
The Oilgear Company 1992 Stock Option Plan (Option Plan) provides for the issuance of both incentive stock options and nonqualified stock options to
purchase up to 150,000 shares of common stock.   Eligibility for participation
in the Option Plan is determined by the Compensation Committee of the Board of
Directors (Committee).   The exercise price of the options is determined by the
Committee, but shall be greater than or equal to the fair market value of the
Company's common stock when the option is granted.   All stock options have
five-year terms and incremental vesting, fully exercisable after three years
from the date of grant.   The Committee establishes the period or periods of
time within which the option may be exercised within the parameters of the Option Plan document.

A summary of stock option activity related to the Option Plan is as follows:

                                        Weighted
                                         Number                Average Price
                                       of Shares                 Per Share
Outstanding at December 31, 1994         107,250                     $7.33
Granted                                   28,742                    $11.55
Exercised                                (16,558)                    $7.33
Canceled and available for reissue       (28,742)                    $7.33
                                        --------                  --------
Outstanding at December 31, 1995          90,692                     $8.65
Granted                                   21,458                     $9.78
Exercised                                 (7,187)                    $7.33
Canceled and available for reissue       (20,477)                    $7.33
                                        --------                  --------
Outstanding at December 31, 1996          84,486                     $9.35
Granted                                   32,874                    $13.08
Exercised                                (19,862)                    $8.54
Canceled and available for reissue       (34,488)                    $8.54
                                        --------                  --------
Outstanding at December 31, 1997          63,010                    $11.91
                                        --------                  --------
Range of exercise prices at
December 31, 1997                                           $7.33 - $16.00
                                        ----------------------------------
Options available for grant at
December 31, 1997                         43,383
                                        ----------------------------------

Other information regarding the Option Plan is as follows:

                                   1997           1996           1995

Options exercisable at end
of year                          $13,731         48,657         61,950
                                 -------        -------        -------
Weighted-average exercise
price of exercisable options       11.09           8.54           7.33
                                 -------        -------        -------
Weighted-average fair value of
options granted during year         1.82           1.05           1.38
                                 -------        -------        -------

At December 31, 1997, the weighted-average remaining contractual lives of stock options outstanding is approximately 3.8 years. Had compensation cost for the Company's stock options been recognized using the fair value method, the Company's pro forma operating results would have been as follows:

                                   1997           1996           1995

Net earnings                   $2,665,169     2,511,315       2,189,083
                               ----------    ----------      ----------
Basic earnings per share             1.41          1.39            1.26
                               ----------    ----------      ----------
Diluted earnings per share           1.39          1.38            1.23
                               ----------    ----------      ----------

The fair value of each option grant was estimated using the Black-Scholes option pricing model with an expected volatility of 39%, an expected dividend
rate of approximately 2%, a risk free rate equivalent to 4 year U.S.   Treasury
securities and an expected life of 3.5 years.   The pro forma operating results
reflect only options granted in 1997, 1996 and 1995.


(e) Directors' Stock Plan
The Oilgear Company Directors' Stock Plan (Plan) provides for directors of Oilgear, eligible to receive directors' fees, to receive Oilgear common stock
in lieu of all or part of their directors' fees.   There are 15,000 shares
authorized for issuance under the Plan of which 1,500, 1,125 and 750 shares
were issued in 1997, 1996 and 1995, respectively.   As of December 31, 1997,
10,125 shares remain available for issuance.


(f) Post-retirement Health and Life Care Benefits
In addition to providing pension benefits, the Company provides certain health
care and life insurance benefits for retired domestic employees.   All
non-bargaining unit domestic employees eligible to receive retiree health care benefits as of December 31, 1991 are eligible to receive a health care credit based upon a defined formula or a percentage multiplied by the Medicare
eligible premium.   Non-bargaining unit domestic employees hired
subsequent to, or ineligible at December 31, 1991, will receive no
future retiree health care benefits.   As of February 22, 1996, active
bargaining unit domestic employees are provided retiree health care benefits up to the amount of credits each employee accumulates during his employment
with the Company.   All bargaining unit domestic retirees as of February 22,
1996 are provided retiree health care benefits in accordance with the
employment agreement at the time of their retirement.   Employees terminating
their employment prior to normal retirement age forfeit their rights, if any,
to receive health care and life insurance benefits.   The following table
presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheet at December 31, 1997 and 1996:

                                                  1997           1996

Accumulated post-retirement benefit
obligation:
Retirees                                     $5,430,000        5,258,000
Fully eligible active plan participants       1,161,000          791,000
Other active plan participants                2,215,000        1,980,000
                                            -----------       ----------
                                              8,806,000        8,029,000
                                            -----------       ----------
Plan assets at fair value                             -                -
                                            -----------       ----------
Accumulated post-retirement benefit
in excess of plan assets                      8,806,000        8,029,000
Unrecognized prior service cost
being recognized over 16 years                  467,000          500,000
Unrecognized net gain                         1,697,000        2,580,000
                                            -----------       ----------
Accrued post-retirement benefit cost,
reflected as unfunded post-retirement
health care cost                            $10,970,000       11,109,000
                                            ===========       ==========

Net periodic post-retirement benefit cost includes the following components:

                                   1997           1996           1995

Service cost                    $96,000          99,000        117,000
Interest cost                   580,000         557,000        633,000
Net amortization and deferral  (212,000)       (245,000)      (273,000)
                               --------        --------       --------
Net periodic post-retirement
benefit cost                   $464,000         411,000        477,000
                               ========        ========       ========

For measurement purposes, the following health care cost assumptions were made:
For all retiree and active groups, health care costs increase at a rate of 8.5%
in year one, grading down to a rate of 4.5% in year eight and thereafter.   The
health care cost trend rate assumption has a significant effect on the amounts
reported.   For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1997 by $441,000 and the aggregate of the service and interest cost components of net periodic
post-retirement cost for the year ended December 31, 1997 by $32,000.   The
weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.0%, 7.5% and 7.4% at December 31, 1997, 1996 and 1995, respectively.


(10) Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 1997:
Cash and cash equivalents: The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates their fair value. Short-term borrowings and long-term debt: The carrying amounts of the Company's short-term borrowings, its revolving loan agreements and variable rate long-term debt instruments as reported in notes 4 and 5 approximate their fair
value.   The fair value of the Company's other long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental
borrowing rates for similar types of borrowing arrangements.   The carrying
amounts of other long-term debt as reported in note 5 approximate their fair value.


(11) Legal Contingencies
The Company is a defendant in several product liability actions that it believes are adequately covered by insurance.

                              MANAGEMENT'S REPORT

The management of The Oilgear Company is responsible for the integrity and
objectivity of the financial information presented in this annual report.   The
consolidated financial statements have been prepared in accordance with generally accepted accounting principles, applying best estimates and judgements as required.

The Oilgear Company maintains a system of internal accounting controls designed to provide reasonable assurance for the safeguarding of the Company's assets and the reliability of financial records. Essential elements of this system are the selection of qualified personnel, appropriate division of responsibilities, communication of policies and procedures, and appropriate follow-up by
management.   Management believes that  this system provides reasonable
assurance that transactions are executed in accordance with management's authority and that they are properly recorded.


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


David A. Zuege,                                     Thomas J. Price,
President and                                       Vice President - Finance
Chief Executive Officer                             and Corporate Secretary

                          INDEPENDENT AUDITORS' REPORT


Shareholders and the Board of Directors
The Oilgear Company:

We have audited the accompanying consolidated balance sheets of The Oilgear Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and shareholders' equity, and cash flows
for each of the years in the three-year period ended December 31, 1997.   These
consolidated financial statements are the responsibility of the Company's
management.   Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Oilgear Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Milwaukee, Wisconsin
March 2, 1998