Form 10-K405, Exhibit 13
period 1998-12-31
OILGEAR CO
filed 1999-03-31
CIK 74058

                                                                      EXHIBIT 13
                                                                     (1998 10-K)

MANAGEMENT'S DISCUSSION

RESULTS OF OPERATIONS
1998 COMPARED TO 1997


SHIPMENTS,
ORDERS & BACKLOG              1998           1997           1996
-------------------------------------------------------------------
Net orders               $94,650,000     96,966,000      85,677,000
Percentage increase
         (decrease)             (2.4%)         13.2%           (3.9%)
Net sales (shipments)    $96,455,000    $90,904,000      89,621,000
Percentage increase              6.1%           1.4%            9.1%
Backlog at December 31   $22,214,000    $24,019,000      17,957,000
Percentage increase
         (decrease)             (7.5%)         33.8%          (18.0%)


United States:

     The demand in the domestic economy for fluid power products started to weaken in the second quarter and fell significantly during the fourth quarter of 1998 causing our domestic order level for 1998 to decrease from the levels they were at in 1997. The total value of domestic engineered hydraulic and electrical systems orders increased by double digits in 1998 but this increase was offset by decreased orders for components and after-sale products. Soft markets in Asia and South America combined with a strengthening U.S. dollar compared to local currencies in those countries caused export orders to decrease by approximately 13% in 1998 from their levels in 1997. There is a continued demand for the Company's products outside the United States but the expensive U.S. dollar and the on going economic crisis in Asia and South America make management cautious going into 1999.

     The domestic net sales increase of approximately 8% and the export net sales decrease of approximately 15% resulted in an increase of approximately 2% in total U. S. net sales for 1998 when compared to 1997. This increase taken together with the decrease in orders caused domestic backlog to decrease by approximately 8%.

FOREIGN:

     Orders entered at our foreign subsidiaries decreased by 5%. Orders entered at our European companies were stable but orders entered at our Asian and South American companies decreased.

     Foreign net sales increased by approximately 12%. The backlog of orders at our foreign companies increased slightly at December 31, 1998 when compared to 1997.


OPERATING EXPENSES                 1998           1997           1996
--------------------------------------------------------------------------------
Research and development      $ 2,500,000      2,543,000       2,315,000
Percentage increase (decrease)       (1.7%)          9.8%            8.8%
Selling, general and
         administrative less
         research and
         development          $19,413,000     20,474,000      20,040,000
Percentage increase
         (decrease)                  (5.2%)          2.2%           (1.3%)


     The Company's research and development expense remained at the same level it was in 1997. The Company continues its commitment to its customer demands for new and more efficient hydraulic products. This commitment produced new customers and new applications for the Company's products. Two new sizes of our popular PVV pumps, a 250CC and a 200CC version, have recently been released which will strengthen our position in a significant market.

     Operating expenses less research and development decreased in 1998 through continued emphasis on cost reductions. At the end of 1998, the Company restructured its U. S. operations which should further reduce operating expenses in 1999.


PROFIT, INCOME & EARNINGS          1998           1997           1996
-----------------------------------------------------------------------------
Gross profit                   $24,820,000     27,777,000     27,560,000
Percentage increase
         (decrease)                  (10.6%)          0.8%          11.2%
Gross profit margin                   25.7%          30.6%          30.8%
Operating income               $ 2,908,000      4,760,000      5,205,000
Percentage increase
         (decrease)                  (38.9%)        (8.5%)          16.1%
Net earnings                   $   575,000       2,677,000     2,518,000
Percentage increase (decrease)      (78.5%)            6.3%         14.9%


     The Company's profits and earnings were negatively affected by several factors. Some major factors were the initial start-up costs for new products and higher production costs (including hiring, training and overtime costs) at our piston pump plant in Fremont, Nebraska. The soft market in the fourth quarter of 1998 in the U. S. fluid power industry and the costs to restructure the U. S. operations in the fourth quarter of 1998 also contributed to lower profits and earnings.

     Note 7 to the consolidated financial statements summarize the non-operating income and expense.

1997 COMPARED TO 1996

UNITED STATES:

     The domestic order level was strong in 1997, with most of the increase coming from component orders. The total value of domestic orders for the Company's new PVG pump and for engineered hydraulic and electrical systems increased by double digits. The Company's new foreign subsidiaries have received some orders that in prior years were entered directly as domestic export orders. This contributed to the decrease in domestic export orders and the increase in inter-company transfers between geographic areas. The strong U.S. dollar against most other currencies during 1997 also contributed to the decrease in domestic export orders by making the Company's products more expensive to foreign customers.

     The significant increase in orders puts an extreme amount of demand on the Company's domestic manufacturing facilities, especially at the Fremont, NE plant. This demand caused lead-times to increase which in turn caused manufacturing expenses for overtime, hiring, training, and subcontracting to increase. The Fremont, NE plant completed its new addition in the fourth quarter and the Company has added equipment and hired people. Domestic net sales increased by 2% and domestic orders increased by double digits causing domestic backlog to increase significantly.

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

     The Company's continued increase in expenses for research and development demonstrates commitment to its customer demands for new and more efficient hydraulic products. This commitment produced new customers and new applications for the Company's products.

     The conversion difference from foreign currencies translated to U.S. dollars offset a small increase in consolidated operating expenses less research and development.

     Expenses incurred to solve the capacity constraints in our domestic factories and orders for products with lower gross profit margins caused gross profit and operating income to decrease. Net earnings increased because the effective income tax rate decreased to 17.8% in 1997 from 29% in 1996(see note 8 to the consolidated financial statements).

FORWARD LOOKING COMMENTS AND MATTERS THAT MAY AFFECT FUTURE OPERATIONS

     On the negative side the Company is going into 1999 with a decreased backlog of orders and a soft U.S. fluid power market. However, on the positive side the Company's cost cutting programs and restructuring have resulted in a more efficient and productive Company that is well positioned in the world to compete with its highly dependable products, engineering and customer service at improved levels of profitability. The strong U.S. dollar in 1998 has continued into the first two months of 1999. At this time, the Company has been able to overcome this currency exchange factor. Domestic orders for the beginning of 1999 have continued to be soft. European orders for the beginning of 1999 are stable. Foreign orders other than Europe have increased in the first two months of 1999. If there is increased demand in the world for capital equipment projects that require fluid power technology, then the Company is ready to supply the engineering, hydraulic and electrical products and customer service required in meeting those demands.

INFLATION AND CHANGING PRICES

     Oilgear uses the LIFO method of accounting for most of its inventories and has reserves for obsolete and slow moving inventory. The majority of the Company's assets were purchased over the last forty years and reside in the United States and Western Europe. These assets are in operation and have been maintained through the years. Management believes that inflation has not significantly distorted the net earnings reported for the Company. However, because of inflation and the extent to which these assets have been depreciated, management believes the book value of the Company, stated in historical dollars at $16.74 per share, significantly understates the current or replacement value of the Company's assets.

DISCUSSION OF FINANCIAL POSITION


CAPITALIZATION                1998           1997           1996
--------------------------------------------------------------------
Interest bearing debt     $26,700,000     26,358,000      18,451,000
Shareholders' equity       32,847,000     31,828,000      27,317,000
Debt and equity            59,547,000     58,186,000      45,768,000
Ratio                            44.8%          45.3%           40.3%



EQUITY

     The increase in shareholders' equity in 1998 was primarily the result of the sale of Company common stock in connection with employee ownership plans as stated in the table below (see note 9 to the consolidated financial statements) and foreign currency translation mostly due to the strengthening of European local currencies against the U.S. dollar. In 1997, shareholders' equity increased by net earnings, the sale of Company common stock in connection with employee ownership plans and the equity adjustment for pension liability (see note 9 to the consolidated financial statements). A strong U.S. dollar compared to most of the local currencies of the Company's foreign subsidiaries caused an approximately $1,400,000 decrease in shareholders' equity from foreign currency translation to U. S. dollars in 1997. The dividend paid in each of the four quarters of 1998 was $.07 per share and was $.067 per share in all four quarters of 1997, after adjusting for the effect of a stock dividend in the form of a three-for-two stock split declared by the Company on December 10, 1997.

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


         SHARES   VALUE
--------------------------
1998     35,435   $469,000
1997     53,814   $381,000
1996     105,906  $986,000


INTEREST BEARING DEBT

     In 1998, the Company amended its revolving loan agreement. The amended agreement extended the bank commitment date through April 2001 and changed the rate used to calculate the interest. The interest rate on the first $6,000,000 was fixed at 6.4% and the interest rate on the remaining $10,000,000 is at the bank prime rate or LIBOR plus 1.4% (7% at December 31, 1998).

     In January 1997, the Company amended its revolving loan agreement. This amended agreement provides for borrowings up to $16,000,000 through April 2000 at an interest rate of LIBOR plus 1.4%. The amount outstanding at December 31, 1997 bore interest at 7.3%.

     Under the revolving loan agreement, the Company is required to pay a commitment fee of .375% per annum on unused loan amounts available which was approximately $2,700,000 at both December 31, 1998 and December 31, 1997.


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
1998                                                   FIRST          SECOND         THIRD          FOURTH
------------------------------------------------------------------------------------------------------------
Net sales                                          $21,971,000      25,079,000     25,920,000     23,485,000
Net earnings (loss)                                    402,000         685,000        169,000       (682,000)
Basic earnings (loss) per share of common stock           0.21            0.35           0.09          (0.35)
Diluted earnings (loss) per share of common stock         0.21            0.35           0.09          (0.35)
Dividends per share of common stock                       0.07            0.07           0.07           0.07
Stock price low*                                         13.00           14.50          10.00           9.50
Stock price high*                                        17.75           19.50          15.94          14.00


1997                                                   FIRST          SECOND         THIRD          FOURTH
------------------------------------------------------------------------------------------------------------
Net sales                                          $20,309,000      22,686,000     21,644,000     26,265,000
Net earnings                                           476,000         627,000        686,000        888,000
Basic earnings per share of common stock                  0.25            0.33           0.36           0.46
Diluted earnings per share of common stock                0.25            0.33           0.36           0.46
Dividends per share of common stock                      0.067           0.067          0.067          0.067
Stock price low*                                          9.67           10.50          11.50          14.00
Stock price high*                                        12.00           12.50          14.00          18.00


 *High and low sales prices in the Nasdaq Stock Market.

     The Company entered into a capital lease agreement with the County of Dodge, NE in 1997 to issue industrial revenue bonds in the amount of $4,000,000 (see note 5 to the consolidated financial statements). The proceeds from these bonds are restricted to expenditures for the expansion of the Fremont, NE manufacturing facility and related machine tools. The average effective interest rate in 1998 and 1997 was 3.7% and 4.0%, respectively. The leases require annual rental amortization payments of $400,000 plus interest through October 2007. The industrial revenue bonds are collateralized by the property and equipment purchased from the bond proceeds. Allowable equipment purchases and expenses paid out of bond proceeds in 1998 and 1997 was approximately $1,617,000 and $1,045,000, respectively. At December 31, 1998, unused proceeds and related accumulated interest income from the industrial revenue bonds were approximately $1,338,000. Such funds were restricted for capital expenditures at the Fremont, NE manufacturing facility. The bond payments are guaranteed by a bank letter of credit that has an annual cost of .75% on the outstanding principal balance of the bonds.

     In 1997 the Company increased domestic short-term borrowings by $4,000,000 in the form of bank revolving business notes. In 1998 the $4,000,000 of short-term borrowings were converted with an additional $2,000,000 of new debt to a $6,000,000 five year bank term loan agreement bearing interest at a fixed rate of 6.6% with monthly payments of $100,000 plus interest. The balance at December 31, 1998 was $5,300,000.

     Approximately $700,000 under lines of credit was available to the Company's foreign subsidiaries at December 31, 1998. There was approximately $144,000 and $78,000 of borrowings against these lines at December 31, 1998 and 1997, respectively.


LIQUIDITY                          1998           1997           1996
-------------------------------------------------------------------------------
Cash and cash equivalents     $ 4,059,000      3,011,000       2,368,000
Short-term borrowings             144,000      4,078,000         113,000
Working capital                35,846,000     27,425,000      28,633,000
Current ratio                         2.9            2.2             2.8
Quick ratio                           1.2            1.0             1.1
Cash provided by
         operations           $   952,000      2,950,000       6,235,000
Cash used by investing
         activities            (1,664,000)    (6,895,000)     (4,973,000)
Cash provided (used) by
         financing activities   1,663,000      4,892,000      (1,569,000)


     The current ratio and the quick ratio continued to remain strong in all three years reported. Cash provided by operations was positive for 1998, 1997 and 1996 as presented in the above table. Net earnings and depreciation and amortization were the primary reasons for the positive results in each year. A large dollar value of shipments was shipped in December of 1997 causing trade receivables to increase at year-end. Inventories increased by approximately $3,500,000 at the end of 1998 due to a large components order that was shipped in January 1999 and the increased backlog of European orders.

     In 1997 investing activities included the expansion of the Company's Fremont, NE facility. This addition was needed to manage the increased demand for the Company's new products and to continue to deliver excellent customer service. The acquisitions and upgrading of the Company's machine tools and computer equipment occurred in all three years. The Company entered into operating lease agreements during 1998 for approximately $2,200,000 of capital equipment of which most were machinery and tools for the Fremont and Milwaukee factories.

     The Company's financial position at December 31, 1998 continues to be strong and management believes the Company has adequate means for meeting its future capital and operating needs.

MARKET RISK MANAGEMENT

     The Company is exposed to market risk stemming from changes in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in earnings and cash flows. The Company has significant foreign operations, for which the functional currencies are denominated primarily in the Euro and British Pound Sterling. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the U. S. dollar, the sales, expenses, profits, assets and liabilities of the Company's foreign operations, as reported in the Company's consolidated financial statements, increase or decrease, accordingly. The Company's debt structure and interest rate risk are managed through the use of fixed and floating rate debt. The Company's primary exposure is to United States interest rates (see notes 4 and 5 to the consolidated financial statements). A 100 basis point movement in interest rates on floating rate debt outstanding at December 31, 1998 would result in a change in earnings before income taxes of approximately $125,000.

YEAR 2000 ISSUE

     Some computer software and hardware identifies dates by year but omit which century the year falls into. These products may be unable to distinguish between dates in the year 2000 and dates in the year 1900. That inability (referred to as the "Year 2000 Issue") , if not addressed, could cause computer applications or equipment using computer software or embedded chip technology to fail or provide incorrect information when using dates after December 31, 1999. The Company has equipment that use computer chips to run software programs used in many of its business application systems including order entry, engineering, production control, manufacturing, purchasing, accounting and communications. The Company also manufactures products that incorporate components purchased from other manufacturers that contain computer chips.

STATE OF READINESS

     The Company has undertaken various initiatives intended to ensure that its computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter.

     Information systems - The Company is inspecting its computer hardware for the Year 2000 Issue and expects to finish upgrading or replacing any equipment not Year 2000 compliant by June 1999. Since most of the Company's application system software was written by programmers employed by the Company, that software is being reviewed, updated and tested by our in-house programmers. This project will be done by March 1999. Software purchased from outside vendors is being upgraded or replaced where necessary.

     Manufacturing and facilities - The Company has performed an initial review and testing of its machine controls which did not reveal any problem with the Year 2000 Issue. Machines that have electronic controls with embedded chip technology are being verified with the machine manufacturers for Year 2000 Issues. Security systems and HVAC systems at Company facilities are being tested for the Year 2000 Issue.

     Communications - Telephone, fax, mailing equipment and e-mail systems are being tested for the Year 2000 Issue and upgraded or replaced when not compliant with the Year 2000 Issue. Most of these systems have been reviewed and now are Year 2000 compliant.

     Third party relationships - The Company has mailed letters to its significant vendors and service providers and is communicating with strategic customers to determine the extent to which interfaces with such entities are vulnerable to Year 2000 Issues and whether the products and services purchased from or by such entities are Year 2000 compliant. All of the vendors who replied to the letter responded that they are addressing the Year 2000 Issue on a timely basis. A follow-up letter was mailed to vendors who did not reply.

     Costs incurred by the Company to date to address the Year 2000 Issue are approximately $100,000. Future costs are estimated to be approximately $75,000. These costs are expensed when incurred and are funded from operating cash flows.

RISKS AND CONTINGENCY PLANS

     Although the Company believes its efforts will adequately

MANAGEMENT'S DISCUSSION

address the Year 2000 Issue internally, it is possible that the Company will be adversely affected by problems encountered by its vendors or suppliers. Despite any vendor's or supplier's certification regarding Year 2000 compliance there can be no assurance that the vendor's or supplier's ability to provide goods and services will not be adversely affected by the Year 2000 Issue. The most likely worst case scenario would be that a failure by the Company or one or more of its vendors or suppliers to adequately and timely address the Year 2000 Issue, interrupts manufacturing of the Company's products for an undeterminable period of time. The Company has identified and will continue to identify alternative vendors should a vendor's ability to meet the Company's raw material and supply requirements be impacted by the Year 2000 Issue. While the Company believes it can minimize the impact of such non-compliance through the use of these alternative vendors, a disruption in production could have a material adverse impact on the Company. The Company does not currently expect to develop a formal contingency plan.

GENERAL

     The costs of the Company's efforts to address the Year 2000 Issue and the dates on which the Company believes it will complete such efforts are based upon management's best estimates, which were derived using numerous assumptions regarding future events. There can be no assurance that these estimates will prove to be accurate and actual results could differ materially from those currently anticipated. Specific factors that could cause such material differences include, but are not limited to, the Company's ability to identify, assess, remediate and test relevant computer codes and embedded technology, the Company's reliance on third-party assurances and the variability of definitions of "Year 2000 compliance" which may be used by such third parties, and similar uncertainties.

EURO CONVERSION

     The Company has assessed the impact the Euro conversion will have on its operations with regard to competition, currency risk, contracts, taxation and information technology. The software needed to properly process transactions in Euros has been upgraded. The Company believes the conversion to the Euro which began in January 1999 should not have a material adverse effect upon its business or its financial condition. However, there can be no assurance that unforeseen difficulties and costs may not arise.

BUISNESS DESCRIPTION

     A business description is provided in note 2 to the consolidated financial statements.

CAUTIONARY FACTORS

     The discussions in this section and elsewhere contain various forward-looking statements concerning the Company's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may also be made by the Company from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words "anticipate", "believe", "estimate", "expect", "objective", and similar expressions are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond the Company's control, that could cause the Company's actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company:

     - Factors affecting the Company's international operations, including relevant foreign currency exchange rates, which can affect the cost to produce the Company's products or the ability to sell the Company's products in foreign markets, and the value in United States dollars of sales made in foreign currencies. Other factors include foreign trade, monetary and fiscal policies; laws, regulations and other activities of foreign governments, agencies and similar organizations; and risks associated with having major facilities located in countries, such as India, Spain and Italy, which have historically been less stable than the United States in several respects, including fiscal and political stability.

     - Factors affecting the Company's ability to hire and retain competent employees, including unionization of the Company's non-union employees and changes in relationships with the Company's unionized employees.

     - The risk of strikes or other labor disputes at those locations that are unionized which could affect the Company's operations.

     - Factors affecting the economy generally, including the financial and business conditions of the Company's customers and the demand for customers' products and services that utilize Company products.

     - Factors affecting the Company's financial performance or condition, including tax legislation, unanticipated restrictions on the Company's ability to transfer funds from its subsidiaries and changes in applicable accounting principles or environmental laws and regulations.

     - The cost and other effects of claims involving the Company's products and other legal and administrative proceedings, including the expense of investigating, litigating and settling any claims.

     - Factors affecting the Company's ability to produce products on a competitive basis, including the availability of raw materials at reasonable prices.

     - Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.

     - Financial and information system problems resulting with the advent of the twenty-first century and affecting the Company, its suppliers or its customers.




5 YEAR SUMMARY
OPERATIONS                    1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------
Net sales                 $96,455,000    90,904,000     89,621,000   82,157,000    69,840,000
Net earnings                  575,000     2,677,000      2,518,000    2,192,000     1,765,000
Basic earnings per share         0.30          1.41           1.39         1.26          1.07
Diluted earnings per share       0.29          1.40           1.38         1.24          1.06
Dividends per share              0.28          0.27           0.27         0.27          0.17


Capitalization
---------------------------------------------------------------------------------------------

Interest bearing debt     $26,700,000    26,358,000     18,451,000   19,899,000    18,403,000
Shareholders' equity       32,847,000    31,828,000     27,317,000   22,772,000    20,542,000
Total assets               90,859,000    89,197,000     77,839,000   77,902,000    69,879,000
Book value per share            16.74         16.52          14.58        12.89         12.03
December 31st stock price*      11.00         15.67          10.00        11.33          9.50


 *The last sale price for the year in the Nasdaq Stock Market.

CONSOLIDATED STATEMENT OF OPERATION AND SHAREHOLDERS' EQUITY

'98 OILGEAR ANNUAL REPORT
THE OILGEAR COMPANY AND SUBSIDIARIES, YEARS ENDED DECEMBER 31, 1998, 1997 AND
1996



OPERATIONS                                                                     1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------
Net sales (note 2)                                                          $96,454,980      90,903,847      89,620,862
Cost of sales (note 3)                                                       71,634,619      63,127,168      62,060,844
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 24,820,361      27,776,679      27,560,018
Selling, general and administrative expenses                                 21,912,625      23,016,986      22,355,130
-----------------------------------------------------------------------------------------------------------------------
Operating income                                                              2,907,736       4,759,693       5,204,888
Interest expense                                                              2,154,162       1,649,826       1,728,059
Other non-operating income, net (note 7)                                        530,858         252,857         143,593
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest                            1,284,432       3,362,724       3,620,422
Income tax expense (note 8)                                                     677,000         600,000       1,050,000
Minority interest                                                                32,670          85,242          52,298
-----------------------------------------------------------------------------------------------------------------------
Net earnings                                                                $   574,762       2,677,482       2,518,124
=======================================================================================      ==========      ==========
Basic weighted average outstanding shares                                     1,946,805       1,896,248       1,806,663
-----------------------------------------------------------------------------------------------------------------------
Diluted weighted average outstanding shares                                   1,955,803       1,913,948       1,820,795
-----------------------------------------------------------------------------------------------------------------------
Basic earnings per share of common stock                                    $      0.30            1.41            1.39
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share of common stock                                  $      0.29            1.40            1.38
-----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
Common stock (note 9):
         Balance at beginning of year                                       $ 1,927,103       1,248,859       1,178,255
                  Sales to employee and director benefit plans
                           (35,435, 35,876 and 46,032 shares in
                           1998, 1997 and 1996, respectively)                    35,435          35,876          46,032
                  Contributions to employee benefit plans
                           (24,572 shares in 1996)                                   --              --          24,572
                  Three-for-two stock split                                          --         642,368              --
-----------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                               1,962,538       1,927,103       1,248,859
-----------------------------------------------------------------------------------------------------------------------
Capital in excess of par value (note 9):
         Balance at beginning of year                                         8,793,822       9,090,628       8,174,934
                  Sales to employee and director benefit plans                  433,191         345,562         581,973
                  Contributions to employee benefit plans                            --              --         333,721
                  Three-for-two stock split                                          --        (642,368)             --
-----------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                               9,227,013       8,793,822       9,090,628
-----------------------------------------------------------------------------------------------------------------------
Retained earnings (note 9):
         Balance at beginning of year                                        22,999,174      20,828,365      18,796,941
                  Net earnings                                                  574,762       2,677,482       2,518,124
                  Cash dividends declared ($.28, $.27 and $.27
                           per share in 1998, 1997 and 1996, respectively)     (546,453)       (507,607)       (486,700)
                  Treasury stock disposals over cost, net                            --             934              --
-----------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                              23,027,483       22,999,174     20,828,365
-----------------------------------------------------------------------------------------------------------------------
Treasury stock (note 8):
         Balance at beginning of year                                                --               --             --
                  Purchases -- 3,046 shares in 1997                                  --           47,975             --
                  Sales to employee benefit plans -- 3,046 shares in 1997            --          (47,975)            --
-----------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                                      --               --             --
-----------------------------------------------------------------------------------------------------------------------
Notes receivable from employees (note 9):
         Balance at beginning of year                                          (182,221)        (220,781)      (147,410)
                  Sales under employee stock purchase plan                      (99,756)         (64,525)      (169,275)
                  Payments received/forgiven on notes                            88,639          103,085         95,904
-----------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                                (193,338)        (182,221)      (220,781)
-----------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income:
-----------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment:
         Balance at beginning of year                                          (990,315)         450,067        248,907
                  Translation adjustment                                        533,923       (1,440,382)       201,160
-----------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                                (456,392)        (990,315)       450,067
-----------------------------------------------------------------------------------------------------------------------
Pension liability adjustment:
         Balance at beginning of year                                          (720,000)      (4,080,000)    (5,480,000)
                  Pension liability adjustment                                       --        3,360,000      1,400,000
-----------------------------------------------------------------------------------------------------------------------
         Balance at end of year                                                (720,000)        (720,000)    (4,080,000)
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  $32,847,304       31,827,563     27,317,138
=======================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

98 OILGEAR ANNUAL REPORT

THE OILGEAR COMPANY AND SUBSIDIARIES, DECEMBER 31, 1998, 1997


ASSETS                                                                                        1998           1997
--------------------------------------------------------------------------------------------------------------------
Current assets:
         Cash and cash equivalents                                                        $ 4,058,530      3,010,929
         Trade accounts receivable, less allowance for doubtful
                  receivables of $345,365 and $211,372 in 1998 and 1997, respectively      17,639,231     18,677,849
         Inventories (note 3)                                                              30,084,072     26,396,825
         Prepaid expenses                                                                     356,897        444,099
         Other current assets                                                               2,425,476      1,106,497
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                                       54,564,206     49,636,199
--------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (note 5):
         Land                                                                               1,124,031      1,072,366
         Buildings                                                                         11,551,569     11,231,982
         Machinery and equipment                                                           47,846,176     46,628,669
         Drawings, patterns and patents                                                     3,773,156      3,280,865
--------------------------------------------------------------------------------------------------------------------
                                                                                           64,294,932     62,213,882
         Less accumulated depreciation and amortization                                    34,814,532     30,834,701
--------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                          29,480,400     31,379,181
Pension intangible (note 9)                                                                   350,000        500,000
Other assets (notes 9)                                                                      6,464,320      7,681,978
--------------------------------------------------------------------------------------------------------------------
                                                                                          $90,858,926     89,197,358
====================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY                                                          1998           1997
--------------------------------------------------------------------------------------------------------------------
Current liabilities:
         Short-term borrowings (note 4)                                                   $   144,178      4,078,147
         Current installments of long-term debt (note 5)                                    1,998,180      1,488,301
         Accounts payable                                                                   7,784,829      8,166,590
         Customer deposits                                                                  2,218,400      2,396,477
         Accrued compensation                                                               2,058,169      2,546,207
         Other accrued expenses and income taxes (note 8)                                   4,514,690      3,535,224
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  18,718,446     22,210,946
--------------------------------------------------------------------------------------------------------------------
Long-term debt, less current installments (note 5)                                         24,557,893     20,791,956
Unfunded employee retirement plan costs (note 9)                                            1,550,000      1,700,000
Unfunded post-retirement health care costs (note 9)                                        10,905,000     10,970,000
Other noncurrent liabilities                                                                1,648,355      1,194,928
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          57,379,694     56,867,830
--------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                                631,928        501,965
--------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (notes 9 and 11)
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity (notes 5 and 9):
         Common stock, par value $1 per share, authorized 4,000,000 shares;
                  issued 1,962,538 and 1,927,103 shares in 1998 and 1997, respectively      1,962,538      1,927,103
         Capital in excess of par value                                                     9,227,013      8,793,822
         Retained earnings                                                                 23,027,483     22,999,174
--------------------------------------------------------------------------------------------------------------------
                                                                                           34,217,034     33,720,099
Deduct:
         Notes receivable from employees for purchase of
                  common stock of the Company                                                (193,338)      (182,221)
--------------------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income:
         Foreign currency translation adjustment                                             (456,392)      (990,315)
         Pension liability adjustment (note 9)                                               (720,000)      (720,000)
--------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                 32,847,304     31,827,563
--------------------------------------------------------------------------------------------------------------------
                                                                                          $90,858,926     89,197,358
====================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

98 OILGEAR ANNUAL REPORT
THE OILGEAR COMPANY AND SUBSIDIARIES, YEARS ENDED DECEMBER 31, 1998,
1997 AND 1996


                                                                                         1998            1997             1996
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
         Net earnings                                                                $  574,762       2,677,482         2,518,124
         Adjustments to reconcile net earnings to net cash
                  provided by operating activities:
                           Depreciation and amortization                              3,704,166       3,631,740         3,405,180
                           Common and treasury stock issued in connection with:
                                    Funding of expense for employee retirement plans         --              --           304,500
                                    Compensation element of sales to employees
                                       and employee savings plan                        143,102         184,332           189,400
                           Deferred income taxes                                        371,000         (28,000)          (13,000)
                           Minority interest in consolidated subsidiaries                32,670          85,242            52,298
                           Change in assets and liabilities:
                                    Trade accounts receivable                         1,368,450      (4,489,581)        1,589,878
                                    Inventories                                      (3,461,247)       (745,435)          746,867
                                    Prepaid expenses                                    100,268          43,906           (54,426)
                                    Accounts payable                                   (506,401)      2,698,845        (2,156,055)
                                    Customer deposits                                  (220,489)        477,916          (686,109)
                                    Accrued compensation                               (557,824)        (38,993)          196,533
                                    Other, net                                         (596,602)     (1,547,538)          141,808
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               951,855       2,949,916         6,234,998
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
         Additions to property, plant and equipment                                  (1,553,704)     (6,824,333)       (4,826,302)
         Investment in subsidiaries                                                    (110,000)        (71,000)         (146,466)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                (1,663,704)     (6,895,333)       (4,972,768)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
         Net borrowings (repayments) under line of credit agreements                 (3,915,474)      3,972,556          (500,000)
         Repayment of long-term debt                                                 (1,879,996)     (1,836,110)       (2,300,887)
         Proceeds from issuance of long-term debt                                     6,073,074       5,981,028         1,300,000
         Cash used or (restricted) for capital expenditures                           1,617,265      (2,954,789)               --
         Dividends paid                                                                (546,453)       (507,607)         (486,700)
         Purchase of treasury stock                                                          --         (47,975)               --
         Proceeds from sale of treasury stock                                                --          48,909                --
         Proceeds from sale of common stock                                             265,198         189,631           373,335
         Payments received on notes receivable from employees                            49,209          46,035            45,692
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                      1,662,823       4,891,678        (1,568,560)
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                             96,627        (303,016)         (105,172)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  1,047,601         643,245          (411,502)
Cash and cash equivalents:
         At beginning of year                                                         3,010,929       2,367,684         2,779,186
---------------------------------------------------------------------------------------------------------------------------------
         At end of year                                                              $4,058,530       3,010,929         2,367,684
=================================================================================================================================
Supplemental disclosures of cash flow information:
Cash paid during the year for:
                  Interest                                                           $2,052,287       1,646,662         1,685,916
                  Income taxes                                                       $  235,149         543,231           571,414


                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                -----------------------------------------------------------------------------------------------------------------
Net earnings                                                                         $  574,762       2,677,482         2,518,124
Other comprehensive income (loss):
         Foreign currency translation adjustment                                        533,923      (1,440,382)          201,160
         Pension liability adjustment                                                        --       3,360,000         1,400,000
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                           $1,108,685       4,597,100         4,119,284
=================================================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

98 OILGEAR ANNUAL REPORT

THE OILGEAR COMPANY AND SUBSIDIARIES, YEARS ENDED
DECEMBER 31, 1998, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) CONSOLIDATION

     These consolidated financial statements include the accounts of The Oilgear Company and its subsidiaries (Company). All significant intercompany balances and transactions have been eliminated in consolidation.

(b) FOREIGN CURRENCY TRANSLATION

     Substantially all assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date and substantially all income and expense accounts are translated at the weighted average exchange rate during the year. Translation adjustments are not included in determining net earnings, but are a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in net earnings.

(c) CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents totaled approximately $2,312,000 and $3,283,000 at December 31, 1998 and 1997, respectively, and consisted primarily of commercial paper and short-term U.S. government securities. Approximately $1,338,000 of cash equivalents at December 31, 1998 are restricted for capital expenditures and are included in other assets in the consolidated balance sheets (see note 5).

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

(f) REVENUE RECOGNITION

     The Company recognizes revenue on systems contracts on the percentage-of-completion method. Losses are recognized at the time a loss is projected. Revenue is recognized on other sales of products generally upon shipment to the customer.

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

(h) INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(i) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Total research and development expense was approximately $2,500,000, $2,543,000 and $2,315,000 in 1998, 1997 and 1996, respectively.

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

(k) EARNINGS PER SHARE

     Basic earnings per share ("EPS") is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS does not consider common stock equivalents. Diluted EPS reflects the dilution that would occur if convertible debt securities and employee stock options were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net earnings of the entity. The computation of diluted EPS uses the "if converted" and "treasury stock" methods to reflect dilution.

     The number of weighted-average shares outstanding, used in calculating basic EPS was 1,946,805 in 1998, 1,896,248 in 1997, and 1,806,663 in 1996. The
number of weighted-average shares outstanding, used in calculating diluted EPS was 1,955,803 in 1998, 1,913,948 in 1997, and 1,820,795 in 1996. The difference between the number of shares used in the two calculations is due to employee stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

98 OILGEAR ANNUAL REPORT

THE OILGEAR COMPANY AND SUBSIDIARIES, YEARS ENDED
DECEMBER 31, 1998, 1997 AND 1996


(l) COMMON STOCK SPLIT

     On December 10, 1997, the Board of Directors declared a three-for-two stock split on the Company's common stock. One additional share was issued for each two shares of common stock held by shareholders of record on December 22, 1997. The new shares were distributed on January 20, 1998. Par value per share remained unchanged at $1.00.

(m) NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 1998, the Company adopted SFAS 130, Reporting Comprehensive Income. SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income, foreign currency translation adjustment and pension liability adjustment and is presented in the consolidated statements of comprehensive income. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

     In 1998, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information, and SFAS 132, Employer's Disclosures about Pensions and Other Post-retirement Benefits. SFAS 131 establishes standards for reporting information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 132 revises disclosures about pensions and other post-retirement benefit plans. All prior year segment and benefit plan disclosures have been restated to conform with the requirements of SFAS 131 and 132.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for periods beginning after December 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company plans to adopt SFAS 133 in the first quarter of fiscal year 2000. The Company is currently evaluating the effect that SFAS 133 will have on its financial position and results of operations.

(n) RECLASSIFICATIONS

     Certain amounts as originally reported in 1997 and 1996 have been reclassified to conform with the 1998 presentation.

(2) BUSINESS DESCRIPTION AND OPERATIONS

     The Oilgear Company focuses on one segment, the fluid power industry. The Company provides advanced technology in the design and production of unique fluid power components, systems and electronic controls. Products include piston pumps, motors, valves, controls, manifolds, electronic systems and components, cylinders, reservoirs, skids and meters. Industries that use these products are primary metals, machine tool, automobile, petroleum, construction equipment, chemical, plastic, glass, lumber, rubber and food. The products are sold as individual components or integrated into high performance systems.Geographic area information is as follows:


                                1998           1997           1996
----------------------------------------------------------------------
Net sales to unaffiliated
  customers:
Within the United States   $55,271,518      51,655,659      46,188,297
United States exports        8,919,971      10,475,381      14,957,673
----------------------------------------------------------------------
Total United States         64,191,489      62,131,040      61,145,970
Foreign                     32,263,491      28,772,807      28,474,892
----------------------------------------------------------------------
                           $96,454,980      90,903,847      89,620,862
----------------------------------------------------------------------

(3) INVENTORIES

Inventories at December 31, 1998 and 1997 consist of the following:


                       1998             1997
-----------------------------------------------
Raw materials      $ 2,601,718        1,740,946
Work in process     23,196,578       21,924,987
Finished goods       6,281,776        4,960,892
-----------------------------------------------
                    32,080,072       28,626,825
LIFO reserve        (1,996,000)      (2,230,000)
-----------------------------------------------
Total              $30,084,072       26,396,825


     Inventories stated on the LIFO basis are valued at $19,404,000 and $16,871,000 at December 31, 1998 and 1997, respectively.

     During 1998, 1997 and 1996, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by approximately $740,000, $750,000 and $1,350,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1998, 1997 and 1996 prices, respectively.

(4) SHORT-TERM BORROWINGS

     In 1997, the Company increased domestic short-term borrowings in the form of bank revolving business notes by $4,000,000. Interest paid on these notes was calculated at LIBOR plus 1.4%. In 1998 these notes were converted to a five-year term loan. There were no domestic short-term borrowings at December 31, 1998.

     Short-term borrowings under a $200,000 line of credit by one of the Company's Indian joint ventures amounted to approximately $144,000 and $78,000 at December 31, 1998 and 1997, respectively. The Indian joint venture line of credit bears interest at approximately 18.7% as of December 31, 1998. There were no short-term borrowings outstanding on a $500,000 European line of credit at December 31, 1998 and 1997. The European line of credit bears interest at the bank's base rate plus 2% (8.2% as of December 31, 1998). These lines of credit are collateralized by substantially all assets of the applicable Indian joint venture and European subsidiaries.

(5) LONG-TERM DEBT

Long-term debt consisted of the following:



                                                  1998            1997
-------------------------------------------------------------------------
Revolving loan agreement                      $13,265,208      13,327,247
Industrial Revenue Bonds, due in
         annual installments of $400,000
         through October 2007                   3,600,000       4,000,000
Notes payable to banks                          7,561,000       2,337,500
Note payable to a municipality, due
         in monthly installments through
         January 2006 at 4.2% per annum.          374,963         419,325
Mortgage notes of German subsidiary,
         payable in Deutsche Marks and due
         in annual installments through 2007 at
         interest rates ranging from 4.8% to
         7.6% per annum.                          995,216       1,228,033
Mortgage notes of French subsidiary,
         payable in French Francs and due in
         quarterly installments through 2002
         at 9.2% and 9.8% interest per annum.     159,925         186,538
Capital leases                                    452,332         573,092
Other                                             147,429         208,522
-------------------------------------------------------------------------
                                               26,556,073      22,280,257
Less current installments                       1,998,180       1,488,301
-------------------------------------------------------------------------
Long-term debt, less current
         installments                         $24,557,893      20,791,956
=========================================================================


     In 1998, the Company amended its revolving loan agreement. The amended agreement provides for borrowings up to $16,000,000 through April 2001. The amended agreement fixed the interest rate on the first $6,000,000 at 6.4%. The interest rate on the balance (approximately $7,265,000 at December 31, 1998) will be calculated at the bank's prime rate or LIBOR plus 1.4% (7.0% at December 31, 1998). Under the agreement, the Company is required to pay a commitment fee of .375 of 1% per annum on unused loan amounts available.

     The industrial revenue bonds were issued in October 1997 under a capital lease agreement between the County of Dodge, NE and the Company. It covers the expansion of the Fremont, NE manufacturing facility and related machine tools. The bonds are remarketed weekly and bear interest at a market rate. The average effective rate in 1998 and 1997 was 3.7% and 4.0%, respectively. The lease requires annual rental amortization payments of $400,000 plus interest through October 2007. The Company has the option to purchase the property during the lease period and upon termination of the lease the Company will obtain title to the property. The Industrial Revenue Bonds are collateralized by the property and equipment purchased from the bond proceeds. Allowable equipment purchases and expenses paid out of bond proceeds in 1998 and 1997 were approximately $1,617,000 and $1,045,000, respectively. The unused proceeds and related accumulated interest income from the industrial revenue bonds at December 31, 1998 and 1997 were approximately $1,338,000 and $2,955,000, respectively. These amounts are included in other assets in the consolidated balance sheets. Such funds are restricted for capital expenditures at the Fremont, NE manufacturing facility. The bond payments are guaranteed by a bank letter of credit that has an annual cost of .75% of the outstanding principal balance of the bonds.

     In 1998, the Company converted its $4,000,000 short-term borrowings and added an additional $2,000,000 to a new $6,000,000 five year note payable to bank bearing interest at 6.6% with monthly payments of $100,000 plus interest. The balance at December 31, 1998 was $5,300,000.

     The Company has borrowings of 1,000,000 Pounds Sterling ($1,659,500 and $1,651,000 at December 31, 1998 and 1997, respectively, included in notes payable to banks) due April 2001. The interest rate on this loan floats on a quarterly basis based on bank interest rates in the United Kingdom (8.5% at December 31, 1998).

     The Company also has notes payable to a bank and a municipality with balances of approximately $601,500 and $375,000, respectively, at December 31, 1998. These notes bear interest at 8.5% and 4.2%, respectively. These notes are payable in monthly installments through January 2006.

     All borrowings under the amended revolving loan agreement and notes payable to banks and municipality are collateralized by substantially all domestic property, plant and equipment.

     Covenants in connection with long-term debt provide for, among other things, a specified minimum level of consolidated net worth and working capital and limitations on additional long-term debt and capital expenditures. The Company was in compliance with all covenants at December 31, 1998.

     Aggregate annual principal payments for long-term debt maturing during the next five years, including capital leases, are: 1999 - $1,998,180; 2000 - $1,950,368; 2001 - $17,337,516; 2002 - $1,900,031; and 2003 - $1,291,752.

(6) LEASES

     The Company has non-cancelable operating leases, primarily for automobiles, equipment, and sales facilities. Rent expense for operating leases during 1998, 1997 and 1996 was $1,425,000, $1,006,000 and $935,000, respectively.

     Future minimum lease payments under non-cancelable operating leases for each of the next five years are: 1999 - $1,918,000; 2000 - $1,579,000; 2001 -
$1,268,000; 2002 - $1,136,000; and 2003 - $1,109,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

98 OILGEAR ANNUAL REPORT

THE OILGEAR COMPANY AND SUBSIDIARIES, YEARS ENDED
DECEMBER 31, 1998, 1997 AND 1996


(7) NON-OPERATING INCOME, NET

Non-operating income consists of the following:


                                1998           1997        1996
-----------------------------------------------------------------
Interest income               $306,630       154,077      119,917
Foreign currency
         exchange gain (loss)  181,648      (146,811)    (195,036)
Miscellaneous, net              42,580       245,591      218,712
-----------------------------------------------------------------
                              $530,858       252,857      143,593

(8) INCOME TAXES

Income tax expense (benefit) attributable to earnings before income taxes and minority interest consists of:


                                1998           1997        1996
-----------------------------------------------------------------
Current:
         Federal             $(364,000)      237,000     772,000
         State                      --        50,000      50,000
         Foreign               670,000       341,000     241,000
-----------------------------------------------------------------
                               306,000       628,000   1,063,000
Deferred                       371,000       (28,000)    (13,000)
-----------------------------------------------------------------
Total                        $ 677,000       600,000   1,050,000
-----------------------------------------------------------------


     The rate of expected income tax expense differs from the effective income tax rate as follows:


                                                  1998      1997     1996
-------------------------------------------------------------------------
Computed "expected" income tax rate               34.0%     34.0%    34.0%
State taxes (net of federal income
         tax benefit)                               --       1.0      0.9
Provision for prior years' estimated
         income taxes                               --       9.2     13.8
Benefit of carryforwards not
         recognized                              31.94       7.1       --
Change in balance of valuation
         allowance allocated to
         income tax expense                      (20.0)    (34.2)   (16.7)
Unremitted foreign earnings and
         foreign tax rate differential             4.8      (3.9)    (3.2)
Other items, net                                   2.1       4.6      0.2
-------------------------------------------------------------------------
Effective income tax rate                         52.8%     17.8%    29.0%
=========================================================================


     The significant components of deferred income tax expense (benefit) attributable to earnings before income taxes and minority interest are as follows:


                                            1998          1997         1996
------------------------------------------------------------------------------
Deferred tax expense (exclusive
         of the effects of other
         components listed below)         $218,000      2,824,000    1,152,000
Effects of adjustments in
         the beginning of year
         valuation allowance               153,000     (2,852,000)  (1,165,000)
------------------------------------------------------------------------------
                                          $371,000        (28,000)     (13,000)
==============================================================================

     During 1997, the Company allocated $1,520,000 of tax benefit to shareholders' equity related to the change in unfunded employee retirement plan costs. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are as follows:


                                              1998          1997
-----------------------------------------------------------------
Deferred tax assets:
         Accounts receivable              $   60,000       60,000
         Compensation                        725,000      653,000
         Warranty reserve                     68,000      130,000
         Employee benefits accruals        3,253,000    3,400,000
         Tax credit carryforwards            860,000    1,110,000
         Net operating loss carryforwards    812,000      389,000
-----------------------------------------------------------------
Total gross deferred tax assets            5,778,000    5,742,000
Less valuation allowance                     722,000      569,000
-----------------------------------------------------------------
Net deferred tax assets                    5,056,000    5,173,000
-----------------------------------------------------------------
Deferred tax liabilities:
         Depreciation                      4,927,000    4,999,000
         Inventories                         500,000      187,000
         Other                                45,000       32,000
-----------------------------------------------------------------
Total gross deferred tax liabilities       5,472,000    5,218,000
-----------------------------------------------------------------
Net deferred tax liability                $ (416,000)     (45,000)
=================================================================


     The valuation allowance for deferred tax assets as of January 1, 1997 was $3,421,000. The net change in the total valuation allowance for the years ended December 31, 1998 and 1997 was an increase of $153,000 and a decrease of $2,852,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     At December 31,1998 the Company has a U.S. general business tax credit carryforward of approximately $510,000 and an AMT tax credit carryforward of approximately $350,000. The U.S. business tax credits begin expiring in 2001 through 2013 and the AMT tax credits have no expiration. The Company also has a tax operating loss carryforward applicable to a foreign subsidiary of approximately $400,000 which can be carried forward indefinitely and a U.S. tax operating loss carryforward of approximately $2,000,000 which can be carried forward for 20 years.

     The unremitted earnings of the Company's foreign subsidiaries, on which income taxes have not been provided, are considered permanently invested and aggregated approximately $9,000,000 at December 31, 1998.

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

     Unfunded employee retirement plan costs reflect the excess of the unfunded accumulated benefit obligation over accrued pension cost. This excess has been partially offset by an intangible asset with the remainder reflected as an adjustment to accumulated other comprehensive income in shareholders' equity. Plan assets are primarily invested in The Oilgear Company common stock (115,617 shares at both December 31, 1998 and 1997), money market, equity and long-term bond mutual funds. Data relative to 1998 and 1997 is as follows:


FUNDED STATUS                                          1998            1997
-------------------------------------------------------------------------------
Actuarial present value of vested
         benefit obligation                       $(18,800,000)    (17,600,000)
Nonvested benefit obligation                        (1,500,000)     (1,100,000)
------------------------------------------------------------------------------
Accumulated benefit obligation
         including vested benefits                 (20,300,000)    (18,700,000)
Excess of projected benefit obligation
         over accumulated benefit obligation        (2,000,000)       (800,000)
------------------------------------------------------------------------------
Projected benefit obligation                       (22,300,000)    (19,500,000)
Plan assets at fair value                           19,000,000      19,100,000
------------------------------------------------------------------------------
Projected benefit obligation
         in excess of plan assets                   (3,300,000)       (400,000)
Unrecognized net transition liability                  300,000         400,000
Unrecognized prior service cost                       (600,000)             --
Unrecognized net loss from past
         experience, experience different
         from that assumed and effects
         of changes in assumptions                   7,650,000       3,700,000
------------------------------------------------------------------------------
Prepaid pension cost, included
         in other assets                             4,050,000       3,700,000
Adjustment for additional minimum
         liability, reflected as unfunded
         employee retirement plan costs             (1,550,000)     (1,700,000)
------------------------------------------------------------------------------
Total prepaid pension cost                        $  2,500,000       2,000,000
==============================================================================
CHANGE IN PLAN ASSETS                                  1998            1997
------------------------------------------------------------------------------
Fair value of plan assets at
         beginning of year                        $ 19,100,000      15,400,000
         Actual return on plan assets                1,100,000       4,000,000
         Employer contributions                        300,000       1,200,000
         Benefits paid                              (1,500,000)     (1,300,000)
         Administrative expenses                      (100,000)       (200,000)
         Transfer from Retirement Stock Plan           100,000              --
------------------------------------------------------------------------------
Fair value of plan assets at end of year          $ 19,000,000      19,100,000
==============================================================================
CHANGE IN PROJECTED BENEFIT OBLIGATION                 1998           1997
------------------------------------------------------------------------------
Projected benefit obligation at
         beginning of year                        $(19,500,000)    (18,400,000)
         Service cost                                 (300,000)       (500,000)
         Interest cost                              (1,300,000)     (1,300,000)
         Plan amendments                               600,000             --
         Benefits paid                               1,500,000      1,300,000
         Acturarial loss                            (3,200,000)      (600,000)
         Transfer from Stock Retirement Plan          (100,000)            --
------------------------------------------------------------------------------
         Projected benefit obligation
         at end of year                           $(22,300,000)    (19,500,000)
==============================================================================


Net pension expense under these plans for the year is comprised of the following:


                                             1998            1997           1996
----------------------------------------------------------------------------------
Service cost                            $   300,000         500,000        400,000
Interest cost on projected
         benefit obligation               1,300,000       1,300,000      1,300,000
Return on plan assets                    (1,800,000)     (3,900,000)    (2,200,000)
Net amortization and deferral
         of net transition liability        200,000       2,700,000      1,300,000
----------------------------------------------------------------------------------
Net pension expense                     $         -         600,000        800,000
==================================================================================


     The actuarial present value of the projected benefit obligation was determined using a weighted-average discount rate of 7.0% in 1998 and 1997 and 7.5% in 1996 and a rate of increase in compensation levels (as applicable) of 3% offset by projected payments from the Stock Retirement Plan as outlined in the plan's provisions. The expected long-term rate of return used to measure plan assets was 10% in 1998, 1997 and 1996.

     The Company has a pension plan (UK Plan) for substantially all United Kingdom employees that provides defined benefits based upon years of service and salary. The provisions of the UK Plan provide for vesting after six months of continuous employment and employee contributions equal to 6% of salary. At the most recent actuarial determination date, April 1995, the pension plan data comprised the following:

----------------------------------------------------------------------
Actuarial present value of vested
         accumulated plan benefits                          $7,000,000
======================================================================
Market value of net assets available for benefits           $7,000,000
======================================================================


     Pension expense for the UK Plan was $162,000, $241,000 and $240,000 in 1998, 1997 and 1996, respectively.

     The Stock Retirement Plan is a defined contribution plan covering substantially all domestic salaried employees. The Stock Retirement Plan is non-contributory and provides for discretionary Company contributions based on a percentage of defined earnings of eligible employees. No contributions were made to the Stock Retirement Plan in 1998 and 1997. The amount charged to expense for contributions made in 1996 was approximately $305,000. The Stock Retirement Plan owned 437,233 and 437,248 shares of the Company's common stock as of December 31, 1998 and 1997, respectively. Certain benefits payable under the Stock Retirement Plan serve to reduce benefits payable under the non-contributory defined benefit retirement plan referred to above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

98 OILGEAR ANNUAL REPORT

THE OILGEAR COMPANY AND SUBSIDIARIES, YEARS ENDED
DECEMBER 31, 1998, 1997 AND 1996


     The amounts charged to expense under the Savings Plan, including the stock discount, were $300,000, $314,000 and $306,000 in 1998, 1997 and 1996, respectively. The Savings Plan owned 328,958 and 360,319 shares of the Company's common stock as of December 31, 1998 and 1997, respectively.

     The Company also has the Oilgear Milwaukee Shop Savings Plan, under which eligible domestic collective bargaining unit employees may elect, through payroll deductions, to defer from 1% to 15% of their earnings, subject to certain limitations, on a pretax basis. The Company was not required to pay matching contributions in 1996. Beginning with payrolls paid after October 31, 1997 the Company started to contribute an additional 10% on the first 5% of employee contributions. Contributions are placed in trust for investments in defined funds. The amount charged to expense for 1998 and 1997 was approximately $16,000 and $3,000, respectively.

(c) EMPLOYEE STOCK PURCHASE PLAN

     The Company has a key employee stock purchase plan under which shares of common stock may be sold to key employees under restricted sales agreements. The shares are sold at the market price at the time of the sale. One-half of the purchase price is payable under 5% promissory notes over a three-year period. The Company forgives the last portion of the note over a three-year period, beginning the year in which the first half is repaid, if employment has continued. The anticipated compensation element of the shares sold, represented by the potential forgiveness of the last one-half of the principal due, is charged to operations on the straight-line basis over the life of the note. The amounts charged to operations were $51,000, $63,000 and $66,000 in 1998, 1997 and 1996, respectively.

(d) STOCK OPTION PLAN

     The Oilgear Company 1992 Stock Option Plan (Option Plan) provides for the issuance of both incentive stock options and nonqualified stock options to purchase up to 150,000 shares of common stock. Eligibility for participation in the Option Plan is determined by the Compensation Committee of the Board of Directors (Committee). The exercise price of the options is determined by the Committee, but shall be greater than or equal to the fair market value of the Company's common stock when the option is granted. All stock options have five-year terms and vest incrementally, becoming fully exercisable after three years from the date of grant. The Committee establishes the period or periods of time within which the option may be exercised within the parameters of the Option Plan document.

A summary of stock option activity related to the Company's plan is as follows:


                                                                Weighted
                                                  Number      Average Price
                                                of Shares       Per Share
----------------------------------------------------------------------------
Outstanding at December 31, 1995                  90,692         $ 8.65
         Granted                                  21,458         $ 9.78
         Exercised                                (7,187)        $ 7.33
         Canceled and available for reissue      (20,477)        $ 7.33
-----------------------------------------------------------------------------
Outstanding at December 31, 1996                  84,486         $ 9.35
         Granted                                  32,874         $13.08
         Exercised                               (19,862)        $ 8.54
         Canceled and available for reissue      (34,488)        $ 8.54
-----------------------------------------------------------------------------
Outstanding at December 31, 1997                  63,010         $11.91
         Granted                                   5,626         $14.08
         Exercised                                (1,985)        $11.84
         Canceled and available for reissue       (8,909)        $11.84
-----------------------------------------------------------------------------
Outstanding at December 31, 1998                  57,742         $12.31
-----------------------------------------------------------------------------
Range of exercise prices
         at December 31, 1998                                $8.83 - $16.00
-----------------------------------------------------------------------------
Options available for grant at
         December 31, 1998                        49,666
-----------------------------------------------------------------------------


Other information regarding the Company's stock option plan is as follows:



                                              1998      1997      1996
-----------------------------------------------------------------------
Options exercisable at end of year           16,434    13,731    48,657
-----------------------------------------------------------------------
Weighted-average exercise price of
         exercisable options                $ 11.00     11.09      8.54
-----------------------------------------------------------------------
Weighted-average fair value of
         options granted during year        $  0.83      1.82      1.05
-----------------------------------------------------------------------


     At December 31, 1998, the weighted-average remaining contractual lives of stock options outstanding is approximately 3.8 years.

     Had compensation cost for the Company's stock options been recognized using the fair value method, the Company's pro forma operating results would have been as follows:


                              1998      1997      1996
---------------------------------------------------------
Net earnings               $561,210  2,665,169  2,511,315
---------------------------------------------------------
Basic earnings per share        .29       1.41       1.39
---------------------------------------------------------
Diluted earnings per share      .29       1.39       1.38
---------------------------------------------------------

     The fair value of each option grant was estimated using the Black-Scholes option pricing model with an expected volatility of 24%, an expected dividend rate of approximately 2%, a risk free rate equivalent to 4 year U.S. Treasury securities and an expected life of 3.5 years. The pro forma operating results reflect only options granted since 1995.

(e) DIRECTORS' STOCK PLAN

     The Oilgear Company Directors' Stock Plan provides for directors of Oilgear, eligible to receive directors' fees, to receive Oilgear common stock in lieu of all or part of their directors' fees. There are 15,000 shares authorized for issuance under the plan of which 2,000, 1,500 and 1,125 shares were issued in 1998, 1997 and 1996, respectively. As of December 31, 1998, 8,125 shares remain available for issuance.

(f) POST-RETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS

     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired domestic employees. All non-bargaining unit domestic employees eligible to receive retiree health care benefits as of December 31, 1991 are eligible to receive a health care credit based upon a defined formula or a percentage multiplied by the Medicare eligible premium. Non-bargaining unit domestic employees hired subsequent to, or ineligible at December 31, 1991, will receive no future retiree health care benefits. As of February 22, 1996, active bargaining unit domestic employees are provided retiree health care benefits up to the amount of credits each employee accumulates during their employment with the Company. All bargaining unit domestic retirees as of February 22, 1996 are provided retiree health care benefits in accordance with the employment agreement at the time of their retirement. Employees terminating their employment prior to normal retirement age forfeit their rights, if any, to receive health care and life insurance benefits.

     The post-retirement healthcare and life insurance benefits are 100% funded by the Company on a pay as you go basis. There are no assets in these plans.

     The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 1998 and 1997:


                                                     1998          1997
--------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation:                                  $ (8,504,000)    (8,806,000)
Plan assets at fair value                                --             --
--------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation in excess of plan assets:           (8,504,000)    (8,806,000)
Unrecognized prior service cost                    (432,000)      (467,000)
Unrecognized net gain                            (1,969,000)    (1,697,000)
--------------------------------------------------------------------------
Accrued post-retirement benefit costs,
  reflected as unfunded post-retirement
  health care costs                            $(10,905,000)    (10,970,000)
===========================================================================


The following table presents the plan's changes in accumulated post-retirement benefit obligation


                                                     1998          1997
--------------------------------------------------------------------------

Accumulated post-retirement benefit
  obligation in excess of plan assets
  at beginning of year                         $ (8,806,000)    (8,029,000)
  Service cost                                      (87,000)       (96,000)
  Interest cost                                    (594,000)      (580,000)
  Benefits paid                                     630,000        603,000
  Actuarial gain/(loss)                             353,000       (704,000)
--------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation in excess of plan assets
  at end of year                               $  8,504,000)    (8,806,000)
==========================================================================

Net periodic post-retirement benefit cost includes the following components:

                                     1998             1997          1996
-------------------------------------------------------------------------
Service cost                       $  87,000         96,000        99,000
Interest cost                        594,000        580,000       557,000
Net amortization and deferral       (116,000)      (212,000)     (245,000)
-------------------------------------------------------------------------
Net periodic post-retirement
         benefit cost              $ 565,000        464,000       411,000
=========================================================================


     For measurement purposes, the following health care cost assumptions were made:

     For all retiree and active groups, health care costs increase at a rate of 6.5% in year one, grading down to a rate of 4.5% in year six and thereafter.

     The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1998 by $370,000 and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended December 31, 1998 by $25,000. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.0%, 7.0% and 7.5% at December 31, 1998, 1997 and 1996, respectively.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 1998:

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

     KPMG LLP is the firm of independent auditors retained to express their opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of The Oilgear Company. Their audit procedures include an evaluation and review of the Company's system of internal control to establish the audit scope, tests of selected transactions, and other audit procedures.

     The entire Board of Directors functions as an audit committee and meets with the independent auditors and the Company's management to review the scope and findings of the audit, review the Company's system of internal control, and review other accounting and financial matters. The Company will continue to conduct its business affairs in accordance with the highest ethical standards.


David A. Zuege

David A. Zuege, President
and Chief Executive Officer


Thomas J. Price

Thomas J. Price,
Vice President - Finance
and Corporate Secretary


INDEPENDENT AUDITORS' REPORT


Shareholders and the Board of Directors

The Oilgear Company:

     We have audited the accompanying consolidated balance sheets of The Oilgear Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Oilgear Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



KPMG LLP
KPMG LLP

Milwaukee, Wisconsin
March 3, 1999



                                       20