Form 10-K405, Exhibit 13
period 1999-12-31
OILGEAR CO
filed 2000-03-30
CIK 74058

                                                                     EXHIBIT 13
                                                                    (1999 10-K)
-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION
-------------------------------------------------------------------------------


DISCUSSION OF RESULTS OF OPERATIONS
SHIPMENTS,
  ORDERS & BACKLOG                              1999         1998         1997
==============================================================================
Net orders                               $87,339,000   94,650,000   96,966,000
Percentage increase
  (decrease)                                    (7.7%)       (2.4%)       13.2%
Net sales (shipments)                    $90,709,000  $96,455,000   90,904,000
Percentage increase
  (decrease)                                    (6.0%)        6.1%         1.4%
Backlog at December 31                   $18,844,000  $22,214,000   24,019,000
Percentage increase
  (decrease)                                   (15.2%)       (7.5%)       33.8%

     NET SALES of $90.7 million for 1999 were 6.0% lower than the $96.5 million for 1998. Most of the decrease came from the continued decline in demand for fluid power products in the Domestic markets. Customer sales in the United States, including exports, decreased by 10.2%. Orders improved in the United States during the second half of 1999. We are cautiously optimistic for a slight improvement in orders during 2000. Although the European economy for fluid power products was soft, the European segment had an increase in net sales of 4.6% in local currencies which translated into a 0.4% increase when the local currencies were converted to US dollars. The strong US dollar and UK pound against the Euro will make it more difficult to sell products manufactured in the United States and the United Kingdom during 2000. Net sales from the International segment increased 35.5%. Current increased order activity in the International segment makes us optimistic that net sales from this segment will continue to grow in 2000. Despite the decrease in consolidated net sales, the Company believes it didn't lose market share during 1999.

     Net sales of $96.5 million for 1998 were 6.1% higher than the $90.9 million for 1997. Increased demand for custom engineered hydraulic and electrohydraulic systems used in forging and extrusion machines built in the United States was the primary reason net sales in the Domestic segment increased by approximately 10.8%. The demand in the United States economy for fluid power products started to weaken in the third quarter and fell significantly during the fourth quarter causing the United States order level for 1998 to decrease from the levels they were at in 1997. The 12.2% increase in European net sales is primarily the result of increased orders at our Spanish subsidiary. Soft markets in Asia and South America combined with a strengthening U.S. dollar compared to local currencies in those countries caused International net sales to decrease by approximately 31.4%.

PROFIT, INCOME & EARNINGS                       1999         1998         1997
==============================================================================
Gross profit                             $25,188,000   25,821,000   28,397,000
Gross profit margin                             27.8%        26.8%        31.2%
Percentage increase
  (decrease)                                     3.7%       (14.1%)        1.3%

     GROSS PROFIT MARGIN was 27.8% in 1999 compared to 26.8% in 1998 and 31.2% in 1997. The improvement in 1999 was primarily the result of an improved mix of products in net sales with higher margins. The improvement was partially offset by the under-absorption of fixed overhead costs due to lower volumes.

     The gross profit margin declined in 1998 due to initial start-up costs for new products and higher production costs (including hiring, training and overtime costs) at our piston pump plant in Fremont, Nebraska and a higher mix of products in net sales with lower margins.

SELLING, GENERAL AND                           1999         1998         1997
ADMINISTRATIVE EXPENSES
=============================================================================
Research and
development                              $2,100,000    2,000,000    2,100,000
Percentage increase
  (decrease)                                    5.0%        (4.8%)        9.8%
Selling, general and
administrative less research
and development                         $19,781,000   20,914,000   21,537,000
Percentage increase
  (decrease)                                   (5.4%)       (2.9%)       (2.2%)
Percentage of net sales                        21.8%        21.7%        23.7%

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, less research and development, decreased by 5.4% and 2.9% in 1999 and 1998, respectively. The continued emphasis on cost reductions and the restructuring in the Domestic operations at the end of 1998 accounted for most of the change.

     The Company's research and development expense remained approximately at the same level for 1999, 1998 and 1997. The Company continues its commitment to its customer demands for new and more efficient hydraulic products. This commitment produced new customers and new applications for the Company's products.

     INTEREST EXPENSE decreased by 21.4% or approximately $461,000 in 1999 and increased by 30.6% or approximately $504,000 in 1998. The primary reason was the decrease in the average net borrowings during 1999 and increase in the average ~net borrowings during 1998.

     OTHER NON-OPERATING INCOME decreased by approximately $281,000 in 1999 and increased by approximately $278,000 in 1998 primarily from the swing in gains or losses from foreign currency transactions. In 1999 there was a foreign currency loss of approximately $222,000, in 1998 there was a foreign currency gain of approximately $182,000 and in 1997 there was a foreign currency loss of approximately $147,000.

     INCOME TAXES decreased to an effective rate of 19.9% in 1999 compared to 52.8% in 1998 due to the current income tax benefit that was recognized from the utilization of net operating loss carryforwards. In 1998, the effective rate increased to 52.8% compared to 17.8% in 1997 due to net operating losses generated in 1998 that did not result in a deferred tax benefit. See note 8 to the Consolidated Financial Statements for a reconciliation of the effective rates.

FORWARD LOOKING COMMENTS AND MATTERS THAT MAY AFFECT FUTURE OPERATIONS

     The Company is going into 2000 with a decreased backlog of orders, but a stronger U.S. fluid power market. The strong U.S. dollar in 1999 has continued into the first two months of 2000. At this time, the Company has been able to overcome this currency exchange factor. Domestic orders for the beginning of 2000 have increased over the same period in 1999. European orders for the beginning of 2000 are stable. International orders other than Europe have increased in the first two months of 2000. If there is increased demand in the world for capital equipment projects that require fluid power technology, then the Company is ready to supply the engineering, hydraulic and electrical products and customer service required in meeting those demands.


6 ANNUAL REPORT 1999

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION
-------------------------------------------------------------------------------

INFLATION AND CHANGING PRICES

     Oilgear uses the LIFO method of accounting for 69% of its inventories and has reserves for obsolete and slow moving inventory. The majority of the Company's assets were purchased over the last forty years and resides in the United States and Western Europe. These assets are in operation and have been maintained through the years. Management believes that inflation has not significantly distorted the net earnings reported for the Company. However, because of inflation and the extent to which these assets have been depreciated, management believes the book value of the Company, stated in historical dollars at $16.62 per share, significantly understates the current or replacement value of the Company's assets.

DISCUSSION OF FINANCIAL POSITION

     The Consolidated Balance Sheets present the Company's financial position at year end compared with the previous year end. This financial statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

     The effect of currency rate changes during 1999 caused a $1,446,000 decrease in shareholders' equity. These rate changes also caused significant decreases in trade accounts receivable, inventories, and property, plant and equipment, as well as significant decreases in accounts payable and the various accrual accounts.


WORKING CAPITAL                                              1999         1998
==============================================================================
Current assets                                        $49,361,000   54,288,000
Current liabilities                                    15,861,000   18,807,000
Working capital                                        33,500,000   35,481,000
Current ratio                                                 3.1          2.9

The most significant decreases in current assets came primarily from a 18.9% decrease in inventory ($5,428,000), a 53.3% decrease in costs and estimated earnings in excess of billings on uncompleted contracts ($584,000) and a 52.6% decrease in other current assets ($1,085,000). Management's focus on reducing inventory levels to align with current customer demand resulted in the decline in inventory. A non trade receivable collected in 1999 was the primary reason for the decline in other current assets.

     The decrease in current liabilities came primarily from a 20.1% decrease in accounts payable ($1,566,000), a 76.4% decrease in customer deposits ($1,695,000) and a 20.1% decrease in other accrued expenses ($909,000). The lower level of net sales was the primary reason for the decreases. These decreases were partially offset by a 723.3% increase in billings in excess of costs and estimated earnings on uncompleted contracts ($638,000) and a 27.0% increase in accrued compensation and employee benefits ($555,000). The accrual of variable compensation at the end of 1999 compared to none at the end of 1998 was the primary reason for the increase in accrued compensation and employee benefits.

     Working capital decreased primarily from the result of currency translation, but the current ratio remained strong in 1999 increasing to 3.1 from 2.9 at the end of 1998.

     NET PROPERTY, PLANT AND EQUIPMENT decreased by 9.8% ($2,895,000) primarily because 1999 depreciation expense was higher than the new capital expenditures.

     OTHER ASSETS decreased by 19.9% or $1,286,000. The use of restricted cash from the Nebraska industrial revenue bonds to purchase machinery and equipment at the Fremont, Nebraska plant was the primary reason other assets declined.

     Intangible pension asset, prepaid pension cost, unfunded employee retirement plan costs, unfunded post-retirement health care costs and minimum pension liability adjustment are explained further in note 9 to the Consolidated Financial Statements.

CAPITALIZATION                                               1999         1998
==============================================================================
Interest bearing debt                                 $20,719,000   26,700,000
Shareholders' equity                                   33,078,000   32,847,000
Debt and equity (Capitalization)                       53,797,000   59,547,000
Debt-to-Capitalization ratio                                38.5%        44.8%


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
1999                                                      FIRST      SECOND       THIRD      FOURTH
===================================================================================================
Net sales                                           $23,210,000  22,357,000  22,294,000  22,848,000
Net earnings                                            482,000     341,000     301,000     204,000
Basic earnings per share of common stock                   0.25        0.17        0.15        0.10
Diluted earnings per share of common stock                 0.25        0.17        0.15        0.10
Dividends per share of common stock                        0.07        0.07        0.07        0.07
Stock price low*                                           6.75        4.50        6.25        6.25
Stock price high*                                         12.88        9.63        9.50        8.69

1998                                                      FIRST      SECOND       THIRD      FOURTH
===================================================================================================
Net sales                                           $21,971,000  25,079,000  25,920,000  23,485,000
Net earnings (loss)                                     402,000     685,000     169,000    (682,000)
Basic earnings (loss) per share of common stock            0.21        0.35        0.09       (0.35)
Diluted earnings (loss) per share of common stock          0.21        0.35        0.09       (0.35)
Dividends per share of common stock                        0.07        0.07        0.07        0.07
Stock price low*                                          13.00       14.50       10.00        9.50
Stock price high*                                         17.75       19.50       15.94       14.00
 *High and low sales prices in the Nasdaq Stock Market..



Growth Through Technology                                            OILGEAR  7

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION
-------------------------------------------------------------------------------

     INTEREST BEARING DEBT decreased by 22.4% ($5,981,000) with cash provided by operating activities. See Consolidated Statements of Cash Flows.

DISCUSSION OF CASH FLOWS

     THE CONSOLIDATED STATEMENTS OF CASH FLOWS reflect cash inflows and outflows from the Company's operating, investing and financing activities.

CASH FLOWS                                      1999         1998         1997
==============================================================================
Provided by operating
activities                               $10,113,000      952,000    2,950,000
Used by investing
activities                                (1,761,000)  (1,664,000)  (6,895,000)
Provided (used) by
financing activities                      (5,402,000)   1,663,000    4,891,000
Effect of exchange on
cash and cash
equivalents                                 (330,000)      97,000     (303,000)
Net increase in cash
and cash equivalents                     $ 2,640,000    1,048,000      643,000

     In 1999, net cash provided by operating activities increased by $9,181,000. The increase was primarily the result of an increase in net earnings to $1,328,000 in 1999 from $575,000 in 1998, a decrease in inventories of $4,784,000 compared to an increase of $2,038,000 in 1998 and the net change in other, net (net other assets and liabilities) which provided cash of $2,373,000 in 1999 compared to using cash of $1,604,000 in 1998.

     In 1998 net cash provided by operating activities decreased by $1,998,000. The decrease was primarily the result of the decrease in net earnings to $575,000 in 1998 from $2,677,000 in 1997, a decrease in trade accounts receivable of $953,000 compared to an increase of $4,490,000 in 1997, an increase in inventories of $2,038,000 compared to an increase of $745,000 in 1997 and a decrease in accounts payable of $506,000 compared to an increase of $2,699,000 in 1997.

     Capital expenditures increased $207,000 in 1999 and decreased by $5,271,000 in 1998. In 1997 investing activities included the expansion of the Company's Fremont, Nebraska facility. This addition was needed to manage the increased demand for the Company's new products and to continue to deliver excellent customer service. The acquisitions and upgrading of the Company's machine tools and computer equipment occurred in all three years. The Company doesn't anticipate a building expansion in 2000.

     The Company entered into operating lease agreements for capital equipment with a fair market value of approximately $3,700,000 and $3,600,000 in 1999 and 1998, respectively, for use in the Fremont and Milwaukee manufacturing facilities.

     In 1999, the net cash used by financing activities was $5,402,000 compared to net cash provided by financing activities in 1998 and 1997 of $1,663,000 and $4,891,000, respectively. The primary reason for the change was the net of debt and restricted cash which decreased by $5,016,000 in 1999, but increased by $1,895,000 and $5,163,000 in 1998 and 1997, respectively.

     Cash dividends paid in each quarter of 1999 and 1998 were $.07 per share and $.067 per share in 1997.

     The Company's common stock is traded over-the-counter in the Nasdaq Stock Market, symbol OLGR. Oilgear believes it is desirable for its employees to have an ownership interest in the Company. Several programs that are described in note 9 to the Consolidated Financial Statements support this concept. The Company sold common stock as follows:

COMMON STOCK                                        SHARES               VALUE
1999                                                28,245            $299,000
1998                                                35,435            $469,000
1997                                                35,876            $381,000


     The Company's financial position at December 31, 1999 continues to be strong and management believes the Company has adequate means for meeting its future capital and operating needs.

MARKET RISK MANAGEMENT

     The Company is exposed to market risk stemming from changes in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in earnings and cash flows. The Company has significant foreign operations for which the functional currencies are denominated primarily in the Euro and British Pound Sterling. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the U. S. dollar, the sales, expenses, profits, assets and liabilities of the Company's foreign operations, as reported in the Company's consolidated financial statements, increase or decrease, accordingly. The Company's debt structure and interest rate risk are managed through the use of fixed and floating rate debt. The Company's primary exposure is to United States interest rates (see notes 4 and 5 to the Consolidated Financial Statements). A 100 basis point movement in interest rates on floating rate debt outstanding at December 31, 1999 would result in a change in earnings before income taxes of approximately $80,000.

YEAR 2000 ISSUE

     As of January 1, 2000, the Company has addressed both the internal and key supplier Year 2000 issues and to date no major Year 2000 issues have been discovered. The total cost of the Year 2000 project was not material to the operations of the Company and was funded through operating cash flows. However, there can be no assurance that Year 2000 issues will not be encountered in the future or that the costs of any such Year 2000 issues will not have a materially adverse impact on the Company's business, operations or financial condition in future periods.



8  ANNUAL REPORT 1999

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION
-------------------------------------------------------------------------------


EURO CONVERSION

     The Company has assessed the impact the Euro conversion will have on its operations with regard to competition, currency risk, contracts, taxation and information technology. The software needed to properly process transactions in the Euro has been upgraded. The Company believes the conversion to the Euro which began in January 1999 will not have a material adverse effect upon its business or its financial condition. However, there can be no assurance that unforeseen difficulties and costs may not arise.

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

     - Factors affecting the fair market value of the Company's common stock or other factors that would negatively impact the funding of the employee benefit plans.

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



5 YEAR SUMMARY
OPERATIONS                                         1999            1998             1997            1996            1995
========================================================================================================================
Net sales                                   $90,709,000      96,455,000       90,904,000      89,621,000      82,157,000
Net earnings                                  1,328,000         575,000        2,677,000       2,518,000       2,192,000
Basic earnings per share of common stock           0.67            0.30             1.41            1.39            1.26
Diluted earnings per share of common stock         0.67            0.29             1.40            1.38            1.24
Dividends per share                                0.28            0.28             0.27            0.27            0.27
CAPITALIZATION
========================================================================================================================
Interest bearing debt                       $20,719,000      26,700,000       26,358,000      18,451,000      19,899,000
Shareholders' equity                         33,078,000      32,847,000       31,828,000      27,317,000      22,772,000
Total assets                                 81,365,000      90,583,000       89,197,000      77,839,000      77,902,000
Book value per share                              16.62           16.74            16.52           14.58           12.89
December 31st stock price*                         6.88           11.00            15.67           10.00           11.33
 *The last sale price for the year in the Nasdaq Stock Market.

Growth Through Technology                                            OILGEAR  9

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997

OPERATIONS                                        1999       1998         1997
==============================================================================
Net sales (note 2)                         $90,709,332  96,454,980  90,903,847
Cost of sales (note 3)                      65,520,933  70,633,595  62,507,029
------------------------------------------------------------------------------
Gross profit                                25,188,399  25,821,385  28,396,818
Selling, general and administrative
  expenses                                  21,881,227  22,913,649  23,637,125
------------------------------------------------------------------------------
Operating income                             3,307,172   2,907,736   4,759,693
Interest expense                             1,693,455   2,154,162   1,649,826
Other non-operating income,
  net (note 7)                                 249,895     530,858     252,857
------------------------------------------------------------------------------
Earnings before income taxes and
  minority interest                          1,863,612   1,284,432   3,362,724
Income tax expense (note 8)                    370,000     677,000     600,000
Minority interest                              165,544      32,670      85,242
------------------------------------------------------------------------------
Net earnings                               $ 1,328,068     574,762   2,677,482
-------------------------------------------===================================
Basic weighted-average outstanding shares    1,983,456   1,946,805   1,896,248
------------------------------------------------------------------------------
Diluted weighted-average outstanding shares  1,983,736   1,955,803   1,913,948
------------------------------------------------------------------------------
Basic earnings per share of common stock   $      0.67        0.30        1.41
-------------------------------------------===================================
Diluted earnings per share of common stock $      0.67        0.29        1.40
==============================================================================
SHAREHOLDERS' EQUITY
==============================================================================
Common stock:
  Balance at beginning of year             $ 1,962,538   1,927,103   1,248,859
    Sales to employee and director benefit
      plans (28,245, 35,435 and
      35,876 shares in 1999, 1998 and
      1997, respectively)                       28,245      35,435      35,876
    Three-for-two stock split                       --          --     642,368
------------------------------------------------------------------------------
  Balance at end of year                     1,990,783   1,962,538   1,927,103
------------------------------------------------------------------------------
Capital in excess of par value:
  Balance at beginning of year               9,227,013   8,793,822   9,090,628
    Sales to employee and director
      benefit plans                            270,893     433,191     345,562
    Three-for-two stock split                       --          --    (642,368)
------------------------------------------------------------------------------
  Balance at end of year                     9,497,906   9,227,013   8,793,822
------------------------------------------------------------------------------
Retained earnings:
  Balance at beginning of year              23,027,483  22,999,174  20,828,365
    Net earnings                             1,328,068     574,762   2,677,482
    Cash dividends declared ($.28, $.28
      and $.27 per share in 1999, 1998
      and 1997, respectively)                 (557,042)   (546,453)   (507,607)
    Gain (loss) on sale of treasury stock       (4,194)         --         934
------------------------------------------------------------------------------
  Balance at end of year                    23,794,315  23,027,483  22,999,174
------------------------------------------------------------------------------
Treasury stock:
  Balance at beginning of year                      --          --           --
    Purchases of 2,775 and 3,046 shares
      in 1999 and 1997, respectively           (29,253)         --     (47,975)
    Sales to employee benefit plans of
      1,975 and 3,046 shares in 1999
      and 1997, respectively                    20,453          --      47,975
------------------------------------------------------------------------------
  Balance at end of year                        (8,800)         --          --
------------------------------------------------------------------------------
Notes receivable from employees:
  Balance at beginning of year                (193,338)   (182,221)   (220,781)
    Sales under employee stock
      purchase plan                           (137,500)    (99,756)    (64,525)
    Payments received/forgiven on notes        107,019      88,639     103,085
------------------------------------------------------------------------------
  Balance at end of year                      (223,819)   (193,338)   (182,221)
------------------------------------------------------------------------------
Accumulated other comprehensive income:
Foreign currency translation adjustment:
  Balance at beginning of year                (456,392)   (990,315)    450,067
      Translation adjustment                (1,445,982)    533,923  (1,440,382)
------------------------------------------------------------------------------
    Balance at end of year                  (1,902,374)   (456,392)   (990,315)
------------------------------------------------------------------------------
 Minimum pension liability adjustment:
    Balance at beginning of year              (720,000)   (720,000) (4,080,000)
      Minimum pension liability adjustment     650,000          --   3,360,000
------------------------------------------------------------------------------
    Balance at end of year                     (70,000)   (720,000)   (720,000)
------------------------------------------------------------------------------
Total shareholders' equity                 $33,078,011  32,847,304  31,827,563
-------------------------------------------===================================
See accompanying notes to consolidated financial statements.

10  ANNUAL REPORT 1999

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999 and 1998

ASSETS                                                  1999              1998
==============================================================================
Current assets:
  Cash and cash equivalents                      $ 6,698,452         4,058,530
  Trade accounts receivable, less allowance
    for doubtful receivables of
    $268,000 and $345,000 in 1999
    and 1998, respectively                        17,563,376        18,054,508
  Inventories (note 3)                            23,232,920        28,661,018
  Costs and estimated earnings in excess of
    billings on uncompleted contracts (note 3)       511,564         1,096,042
  Prepaid expenses                                   378,680           356,897
  Other current assets                               976,355         2,061,476
------------------------------------------------------------------------------
Total current assets                              49,361,347        54,288,471
------------------------------------------------------------------------------
Property, plant and equipment, at cost:
  Land                                             1,010,165         1,124,031
  Buildings                                       11,196,541        11,551,569
  Machinery and equipment                         47,233,691        47,846,176
  Drawings, patterns and patents                   4,249,083         3,773,156
------------------------------------------------------------------------------
                                                  63,689,480        64,294,932
  Less accumulated depreciation and amortization  37,103,920        34,814,532
------------------------------------------------------------------------------
Net property, plant and equipment                 26,585,560        29,480,400
Intangible pension asset (note 9)                    240,000           350,000
Other assets (notes 5 and 9)                       5,178,340         6,464,320
------------------------------------------------------------------------------
                                                 $81,365,247        90,583,191
-------------------------------------------------=============================

Liabilities and Shareholders' Equity                    1999              1998
==============================================================================
Current liabilities:
  Short-term borrowings (note 4)                 $   158,244           144,178
  Current installments of long-term debt (note 5)  2,014,355         1,998,180
  Accounts payable                                 6,219,199         7,784,829
  Billings in excess of costs and estimated
    earnings on uncompleted contracts (note 3)       726,671            88,265
  Customer deposits                                  523,717         2,218,400
  Accrued compensation and employee benefits       2,612,856         2,058,169
  Other accrued expenses and income
    taxes (note 8)                                 3,605,491         4,514,690
------------------------------------------------------------------------------
Total current liabilities                         15,860,533        18,806,711
------------------------------------------------------------------------------
Long-term debt, less current
  installments (note 5)                           18,546,233        24,557,893
Unfunded employee retirement plan
  costs (note 9)                                     790,000         1,550,000
Unfunded post-retirement health care
  costs (note 9)                                  10,809,000        10,905,000
Other noncurrent liabilities                       1,483,998         1,284,355
------------------------------------------------------------------------------
Total liabilities                                 47,489,764        57,103,959
------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries       797,472           631,928
Commitments and contingencies (notes 6, 9 and 11)
Shareholders' equity:
  Common stock, par value $1 per share,
    authorized 4,000,000 shares; issued
    1,990,783 and 1,962,538 shares in 1999
    and 1998, respectively                         1,990,783         1,962,538
  Capital in excess of par value                   9,497,906         9,227,013
  Retained earnings                               23,794,315        23,027,483
------------------------------------------------------------------------------
                                                  35,283,004        34,217,034
  Deduct:
    Treasury stock, 800 shares in 1999, at cost       (8,800)                -
    Notes receivable from employees for
      purchase of common stock (note 9)             (223,819)         (193,338)
    Accumulated other comprehensive income:
      Foreign currency translation adjustment     (1,902,374)         (456,392)
      Minimum pension liability
        adjustment (note 9)                          (70,000)         (720,000)
------------------------------------------------------------------------------
    Total accumulated other comprehensive income  (1,972,374)       (1,176,392)
------------------------------------------------------------------------------
Total shareholders' equity                        33,078,011        32,847,304
------------------------------------------------------------------------------
                                                 $81,365,247        90,583,191
-------------------------------------------------=============================
See accompanying notes to consolidated financial statements.



Growth Through Technology                                          OILGEAR  11

------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS AND COMPREHENSIVE INCOME
------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997


Cash Flows                                                          1999             1998              1997
===========================================================================================================
Cash flows from operating activities:
  Net earnings                                              $  1,328,068          574,762         2,677,482
  Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
     Depreciation and amortization                             4,078,318        3,704,166         3,631,740
     Common and treasury stock issued in connection with:
       Compensation element of sales to employees
         and employee savings plan                                84,527          143,102           184,332
     Deferred income taxes                                      (225,000)         371,000           (28,000)
     Minority interest in consolidated subsidiaries              165,544           32,670            85,242
     Change in assets and liabilities:
       Trade accounts receivable                                (221,113)         953,173        (4,489,581)
       Inventories                                             4,783,505       (2,038,193)        (745,435)
       Prepaid expenses                                          (57,962)         100,268            43,906
       Accounts payable                                       (1,290,258)        (506,401)        2,698,845
       Customer deposits                                      (1,599,581)        (220,489)          477,916
       Accrued compensation                                      713,789         (557,824)          (38,993)
       Other, net                                              2,372,693       (1,604,379)       (1,547,538)
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                   $ 10,132,530          951,855         2,949,916
-----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment                  (1,760,946)      (1,553,704)       (6,824,333)
  Investment in subsidiaries                                          --         (110,000)          (71,000)
-----------------------------------------------------------------------------------------------------------
Net cash used by investing activities                       $ (1,760,946)      (1,663,704)       (6,895,333)
-----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayments) under line of
    credit agreements                                             17,487       (3,915,474)        3,972,556
  Repayment of long-term debt                                 (5,836,257)      (1,879,996)       (1,836,110)
  Proceeds from issuance of long-term debt                            --        6,073,074         5,981,028
  Cash used or (restricted) for capital expenditures             802,529        1,617,265        (2,954,789)
  Dividends paid                                                (557,042)        (546,453)         (507,607)
  Purchase of treasury stock                                     (29,253)              --           (47,975)
  Proceeds from sale of treasury stock                            16,259               --            48,909
  Proceeds from sale of common stock                             124,441          265,198           189,631
  Payments received on notes receivable from employees            59,692           49,209            46,035
-----------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities            $(5,402,144)        1,662,823         4,891,678
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
   cash equivalents                                         $  (329,518)           96,627          (303,016)
-----------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                      2,639,922        1,047,601           643,245
Cash and cash equivalents:
  At beginning of year                                         4,058,530        3,010,929         2,367,684
-----------------------------------------------------------------------------------------------------------
  At end of year                                            $  6,698,452        4,058,530         3,010,929
------------------------------------------------------------===============================================
Supplemental disclosures of cash flow information:
Cash paid during the year for:
    Interest                                                $  1,663,570        2,052,287         1,646,662
    Income taxes                                            $      6,448          235,149           543,231
------------------------------------------------------------===============================================


COMPREHENSIVE INCOME
===========================================================================================================
Net earnings                                                $  1,328,068          574,762         2,677,482
Other comprehensive income (loss):
  Foreign currency translation adjustment                     (1,445,982)         533,923        (1,440,382)
  Minimum pension liability adjustment                           650,000               --         3,360,000
-----------------------------------------------------------------------------------------------------------
Total comprehensive income                                  $    532,086        1,108,685         4,597,100
------------------------------------------------------------===============================================
See accompanying notes to consolidated financial statements.


12  ANNUAL REPORT 1999

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) CONSOLIDATION

     These consolidated financial statements include the accounts of The Oilgear Company and its subsidiaries (Company). The Company is also involved in three joint ventures (two in India in which the Company has a 51% interest and one in Taiwan in which the Company has a 58% interest). All significant intercompany balances and transactions have been eliminated in consolidation.

(B) FOREIGN CURRENCY TRANSLATION

     Substantially all assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date and substantially all income and expense accounts are translated at the weighted-average exchange rate during the year. Translation adjustments are not included in determining net earnings, but are a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in net earnings.

(C) CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents totaled approximately $1,922,000 and $2,312,000 at December 31, 1999 and 1998, respectively, and consisted primarily of money market funds, commercial paper and short-term U.S. government securities. Approximately $535,000 and $1,338,000 of cash equivalents at December 31, 1999 and 1998, respectively are restricted for capital expenditures and are included in other assets in the consolidated balance sheets (see note 5).

(D) INVENTORIES

     Inventories are stated at the lower of cost or market. Cost has been calculated on the last-in, first-out (LIFO) method for the majority of domestic inventories. For the balance of inventories, cost has been calculated under the first-in, first-out (FIFO) or average actual cost methods. Market means current replacement cost not to exceed net realizable value. Reserves for obsolete and slow moving inventory are charged to cost of sales.

(E) DEPRECIATION AND AMORTIZATION

     Depreciation and amortization of plant and equipment are provided over the estimated useful lives of the respective assets under the straight-line method. Estimated useful lives range from 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 5 to 17 years for drawings, patterns and patents.

(F) REVENUE RECOGNITION

     The Company recognizes revenue on systems contracts on the percentage-of-completion method. Revenue earned is recorded based on the percentage of costs incurred to internal engineering estimates of total costs to perform each contract. Contract costs include all direct material, labor, and those indirect costs related to contract performance. Changes in performance, conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Losses are recognized at the time a loss is projected. Revenue is recognized on other sales of products upon shipment to the customer.

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

(I) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Total research and development expense was approximately $2,100,000, $2,000,000 and $2,100,000 in 1999, 1998 and 1997, respectively.

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

(K) EARNINGS PER SHARE

     Basic earnings per share (EPS) is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS does not consider common stock equivalents. Diluted EPS reflects the dilution that would occur if convertible debt securities and employee stock options were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net earnings of the Company. The computation of diluted EPS uses the "if converted" and "treasury stock" methods to reflect dilution.

     The number of weighted-average shares outstanding used in calculating basic EPS was 1,983,456 in 1999, 1,946,805 in 1998, and 1,896,248 in 1997. The number of weighted-average shares outstanding used in calculating diluted EPS was 1,983,736 in 1999, 1,955,803 in 1998, and 1,913,948 in 1997. The difference between the number of shares used in the two calculations is due to assumed conversion of employee stock options where the exercise price is less than the market price of the underlying stock.


GROWTH THROUGH TECHNOLOGY                                           OILGEAR  13

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997

(L) COMMON STOCK SPLIT

     On December 10, 1997, the Board of Directors declared a three-for-two stock split of the Company's common stock. One additional share was issued for each two shares of common stock held by shareholders of record on December 22, 1997. The new shares were distributed on January 20, 1998. Par value per share remained unchanged at $1.00.

(M) NEW ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives will be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is required to adopt SFAS 133 in the first quarter of fiscal year 2001. The Company is currently evaluating the effect that SFAS 133 will have on its financial position and results of operations.

(N) RECLASSIFICATIONS

     Certain amounts as originally reported in 1998 and 1997 have been reclassified to conform with the 1999 presentation.

(2) BUSINESS DESCRIPTION AND OPERATIONS

     The Company manages its operations in three reportable segments based upon geographic area. Domestic includes the United States and Canada, European includes Europe and International includes Asia, Latin America, Australia and most of Africa.

     The individual subsidiaries of the Company operate predominantly in the fluid power industry. The Company provides advanced technology in the design and production of unique fluid power components, systems and electronic controls. Products include piston pumps, motors, valves, controls, manifolds, electrohydraulic systems and components, cylinders, reservoirs, skids and meters. Industries that use these products are primary metals, machine tool, automobile, petroleum, construction equipment, chemical, plastic, glass, lumber, rubber and food. The products are sold as individual components or integrated into high performance systems.

     The accounting policies of the segments are the same as those of the Company as described in note 1, except that segment financial information is presented on a basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making. Segment net sales are attributed to the subsidiary from which the product is sold. In computing operating income by segment, no allocations of corporate expenses, research and development costs (R&D), interest expense, non-operating income, income taxes or minority interest have been made. Identifiable assets of the European and International segments are those assets related to the operations of the applicable subsidiaries. Domestic assets consist of all other operating assets of the Company except for corporate assets which are principally assets used in the Company's research and development facilities.

     Geographic segment information is as follows:

SALES TO UNAFFILIATED
CUSTOMERS                                         1999        1998        1997
==============================================================================
Domestic                                   $51,726,519  60,252,462  54,359,813
European                                    28,752,054  28,649,718  25,528,353
International                               10,230,759   7,552,800  11,015,681
------------------------------------------------------------------------------
Total                                      $90,709,332  96,454,980  90,903,847
-------------------------------------------===================================
INTERSEGMENT SALES
Domestic                                     7,514,872   7,747,143   9,787,175
European                                     1,213,378   2,322,182   1,418,284
-------------------------------------------===================================
OPERATING INCOME
Domestic                                     3,089,204   2,802,070   4,547,897
European                                     1,890,538   2,157,173   1,282,225
International                                  987,040     498,493   1,611,136
Corporate expenses,
including R&D                               (2,659,610) (2,550,000) (2,681,565)
------------------------------------------------------------------------------
Total                                      $ 3,307,172   2,907,736   4,759,693
-------------------------------------------===================================
IDENTIFIABLE ASSETS
Domestic                                    49,406,985  58,355,279  61,024,659
European                                    24,570,824  26,151,752  23,636,435
International                                5,778,819   4,688,108   3,368,357
Corporate                                    1,608,619   1,388,052   1,167,907
------------------------------------------------------------------------------
Total                                      $81,365,247  90,583,191  89,197,358
-------------------------------------------===================================
DEPRECIATION AND
AMORTIZATION
Domestic                                     2,938,872   2,657,895   2,688,691
European                                       827,836     798,362     709,728
International                                   77,083      70,000      60,000
Corporate                                      234,527     177,909     173,321
------------------------------------------------------------------------------
Total                                      $ 4,078,318   3,704,166   3,631,740
-------------------------------------------===================================
CAPITAL EXPENDITURES
Domestic                                       573,907     570,025   5,360,213
European                                       603,850     570,231     843,193
International                                  174,144      51,981     148,475
Corporate                                      409,045     361,467     472,452
------------------------------------------------------------------------------
Total                                      $ 1,760,946   1,553,704   6,824,333
-------------------------------------------===================================

(3) INVENTORIES AND UNCOMPLETED CONTRACTS

     Inventories at December 31, 1999 and 1998 consist of the following:

                                                              1999        1998
==============================================================================
Raw materials                                          $ 2,447,402   2,601,718
Work in process                                         17,634,558  21,773,524
Finished goods                                           4,777,960   6,281,776
------------------------------------------------------------------------------
                                                        24,859,920  30,657,018
LIFO reserve                                            (1,627,000) (1,996,000)
------------------------------------------------------------------------------
Total                                                  $23,232,920  28,661,018
------------------------------------------------------========================

     Inventories, stated on the LIFO basis, including amounts allocated to uncompleted contracts, are valued at $15,642,000 and $19,404,000 at December 31, 1999 and 1998, respectively

     During 1999, 1998 and 1997, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by approximately $850,000, $740,000 and $750,000 below the amount that would have resulted from liquidating inventory recorded at December 31, 1999, 1998 and 1997 prices, respectively.


14  ANNUAL REPORT 1999

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997

     A summary of costs and estimated earnings on uncompleted contracts at December 31, 1999 and 1998 is as follows:

                                                              1999        1998
==============================================================================
Cost incurred                                          $ 3,871,802   1,909,272
Estimated earnings thereon                               1,567,880     758,764
------------------------------------------------------------------------------
                                                         5,439,682   2,668,036
Less billings to date                                   (5,654,789) (1,660,259)
------------------------------------------------------------------------------
                                                       $  (215,107)  1,007,777
-------------------------------------------------------=======================
Cost and estimated earnings in
excess of billings on uncompleted
contracts                                              $   511,564   1,096,042
------------------------------------------------------------------------------
Billings in excess of costs and
  estimated earnings on uncompleted contracts             (726,671)    (88,265)
------------------------------------------------------------------------------
                                                       $  (215,107)  1,007,777
-------------------------------------------------------=======================

4) SHORT-TERM BORROWINGS

     Each of the Company's two Indian joint ventures have a $200,000 line of credit. Short-term borrowings under these lines of credit amounted to approximately $158,000 and $144,000 at December 31, 1999 and 1998, respectively. Current borrowings under these lines of credit bear interest at approximately 15.8% as of December 31, 1999. The Company also has a $500,000 European line of credit that bears interest at the bank's base rate plus 2% (9.3% as of December 31, 1999). There were no borrowings outstanding against the European line of credit at December 31, 1999 and 1998. These lines of credit are collateralized by substantially all assets of the applicable Indian joint ventures and European subsidiaries, respectively.

(5) LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                              1999        1998
==============================================================================
Revolving Loan Agreement                               $ 9,429,681  13,265,208
Industrial Revenue Bonds                                 3,200,000   3,600,000
Notes payable to banks                                   6,233,800   7,561,000
Note payable to a municipality, due
  in monthly installments through
  January 2006 at 4.2% per annum.                          328,650     374,963
Mortgage notes of German subsidiary,
  payable in Deutsche Marks and due
  in annual installments through 2007 at
  interest rates ranging from 4.8% to 7.6% per annum. 768,109 995,216 Mortgage notes of French subsidiary, payable in French Francs and due in
  quarterly installments through 2002
  at 9.2% and 9.8% per annum.                               99,167     159,925
Capital leases                                             501,181     452,332
Other                                                           --     147,429
------------------------------------------------------------------------------
                                                        20,560,588  26,556,073
Less current installments                                2,014,355   1,998,180
------------------------------------------------------------------------------
Long-term debt, less current
  installments                                         $18,546,233  24,557,893
-------------------------------------------------------=======================

     The Revolving Loan Agreement provides for borrowings up to $16,000,000 through April 2002. The interest rate on the first $6,000,000 is fixed at 6.4%. The interest rate on the balance (approximately $3,430,000 and $7,265,000 at December 31, 1999 and 1998, respectively) is calculated at the bank's prime rate or LIBOR plus 1.4% (7.9% at December 31, 1999). Under the Revolving Loan Agreement, the Company is required to pay a commitment fee of .375 of 1% per annum on unused loan amounts available.

     The Industrial Revenue Bonds were issued in October 1997 under a capital lease agreement between the County of Dodge, Nebraska and the Company. It covers the expansion of the Fremont manufacturing facility and related machine tools. The bonds are remarketed weekly and bear interest at a market rate. The average effective rate in 1999 was 3.6%. The lease requires annual rental amortization payments of $400,000 plus interest through October 2007. The Company has the option to purchase the property during the lease period and upon termination of the lease the Company will obtain title to the property. The Industrial Revenue Bonds are collateralized by the property and equipment purchased from the bond proceeds. Allowable equipment purchases and expenses paid out of bond proceeds in 1999 and 1998 were approximately $803,000 and $1,617,000, respectively. The unused proceeds and related accumulated interest income from the Industrial Revenue Bonds at December 31, 1999 and 1998 were approximately $535,000 and $1,338,000, respectively. These amounts are included in other assets in the consolidated balance sheets. Such funds are restricted for capital expenditures at the Fremont manufacturing facility. The bond payments are guaranteed by a bank letter of credit that has an annual cost of .75% of the outstanding principal balance of the bonds.

     In 1998, the Company converted its $4,000,000 short-term borrowings and added an additional $2,000,000 to a new $6,000,000 five year note payable to bank bearing interest at 6.6% with monthly payments of $100,000 plus interest through May 2003. The balance at December 31, 1999 and 1998 was $4,100,000 and $5,300,000, respectively.

     The Company has borrowings of 1,000,000 Pounds Sterling ($1,617,500 and $1,659,500 at December 31, 1999 and 1998, respectively, included in notes payable to banks) due April 2002. The interest rate on this loan floats on a quarterly basis based on bank interest rates in the United Kingdom ~(7.5% at December 31, 1999).

     The Company also has a note payable to a bank of approximately $516,300, and $601,500 at December 31, 1999 and 1998, respectively. This note bears interest at 7.5% and is payable in monthly installments of $7,100 plus interest through January 2006.

     All borrowings under the Revolving Loan Agreement and notes payable to banks and municipality are collateralized by substantially all domestic property, plant and equipment.

     Covenants in connection with long-term debt provide for, among other things, a specified minimum level of consolidated net worth and working capital and limitations on additional long-term debt and capital expenditures. The Company was in compliance with all covenants at December 31, 1999.

     Aggregate annual principal payments for long-term debt maturing during the next five years, including capital leases, are: 2000 - $2,014,355; 2001 - $2,364,864; 2002 - $12,959,239; 2003- $1,287,210; and 2004 - $579,852.

(6) LEASES

     The Company has non-cancelable operating leases, primarily for automobiles, equipment, and sales facilities. Rent expense for operating leases during 1999, 1998 and 1997 was $2,047,000, $1,425,000 and $1,006,000, respectively.

     Future minimum lease payments under non-cancelable operating leases for each of the next five years and thereafter are: 2000 - $1,991,000; 2001 - $1,650,000; 2002 - $1,482,000; 2003 - $1,379,000; 2004 - $1,277,000; and
thereafter - $1,612,000.


GROWTH THROUGH TECHNOLOGY                                          OILGEAR  15

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997

(7) OTHER NON-OPERATING INCOME, NET

     Non-operating income consists of the following:

                                               1999          1998         1997
==============================================================================
Interest income                            $216,906       306,630      154,077
Foreign currency
  exchange gain (loss                      (222,309)      181,648     (146,811)
Miscellaneous, net                          255,298        42,580      245,591
------------------------------------------------------------------------------
                                           $249,895       530,858      252,857
-------------------------------------------===================================

(8) INCOME TAXES

     Income tax expense (benefit) attributable to earnings before income taxes and minority interest consists of:

                                               1999          1998         1997
==============================================================================
Current:
  Federal                                  $     --      (364,000)     237,000
  State                                      65,000            --       50,000
  Foreign                                   530,000       670,000      341,000
------------------------------------------------------------------------------
                                            595,000       306,000      628,000
Deferred                                   (225,000)      371,000      (28,000)
------------------------------------------------------------------------------
Total                                      $370,000       677,000      600,000
-------------------------------------------===================================

     The rate of expected income tax expense differs from the effective income tax rate as follows:

                                               1999          1998         1997
==============================================================================
Computed "expected" income tax rate            34.0%         34.0%        34.0%
State taxes (net of federal income
  tax benefit)                                  2.3            --          1.0
Provision for prior years' estimated
  income taxes                                   --            --          9.2
Benefit of carryforwards not
  recognized                                    4.8          31.9          7.1
Change in balance of valuation
  allowance allocated to
  income tax expense                          (19.3)        (20.0)       (34.2)
Unremitted foreign earnings and
  foreign tax rate differential                (3.2)          4.8         (3.9)
Other items, net                                1.3           2.1          4.6
------------------------------------------------------------------------------
Effective income tax rate                      19.9%         52.8%        17.8%
----------------------------------------------================================

     The significant components of deferred income tax expense (benefit) attributable to earnings before income taxes and minority interest are as follows:

                                               1999          1998         1997
==============================================================================
Deferred tax expense (benefit)
  exclusive of the effects of other
  components listed below                 $  46,000       (64,000)   2,824,000
Effects of adjustments in
  the beginning of year
  valuation allowance                      (271,000)      435,000   (2,852,000)
------------------------------------------------------------------------------
                                          ($225,000)      371,000      (28,000)
-----------------------------------------=====================================

     During 1997, the Company allocated $1,520,000 of tax benefit to shareholders' equity related to the change in unfunded employee retirement plan costs.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are as follows:

                                                           1999           1998
==============================================================================
Deferred tax assets:
  Accounts receivable                                $   60,000         60,000
  Compensation                                          720,000        725,000
  Warranty reserve                                      100,000         68,000
  Employee benefits accruals                          3,447,000      3,253,000
  Tax credit carryforwards                            1,000,000        860,000
  Net operating loss carryforwards                      734,000      1,094,000
------------------------------------------------------------------------------
Total gross deferred tax assets                       6,061,000      6,060,000
Less valuation allowance                                733,000      1,004,000
------------------------------------------------------------------------------
Net deferred tax assets                               5,328,000      5,056,000
------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                        4,782,000      4,927,000
  Inventories                                           694,000        500,000
  Other                                                  43,000         45,000
------------------------------------------------------------------------------
Total gross deferred tax liabilities                  5,519,000      5,472,000
------------------------------------------------------------------------------
Net deferred tax liability                           $ (191,000)      (416,000)
-----------------------------------------------------=========================

     The valuation allowance for deferred tax assets as of January 1, 1998 was $569,000. The net change in the total valuation allowance for the years ended December 31, 1999 and 1998 was a decrease of $271,000 and an increase of $435,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     During 1999, 1998 and 1997, the Company utilized net operating loss carryforwards to reduce current U.S. and foreign income tax expense by approximately $360,000, $150,000 and $110,000, respectively.

     At December 31,1999 the Company has a U.S. general business tax credit carryforward of approximately $650,000 and an AMT tax credit carryforward of approximately $350,000. The U.S. business tax credits begin expiring in 2001 through 2014, while the AMT tax credits have no expiration. The Company also has a tax operating loss carry forward applicable to a foreign subsidiary of approximately $425,000 which can be carried forward indefinitely and a U.S. tax operating loss carry forward of approximately $1,500,000 which can be carried forward for 19 years.

     The unremitted earnings of the Company's foreign subsidiaries, on which income taxes have not been provided, are considered permanently invested and aggregated approximately $10,000,000 at December 31, 1999.

(9) EMPLOYEE BENEFIT PLANS
(A) PENSION PLANS

     The Company has noncontributory defined benefit retirement plans covering substantially all domestic employees. The plan covering salaried and management employees provides pension benefits that are based on years of service and the employee's compensation during the last ten years prior to retirement. Benefits payable under this plan may be reduced by benefits payable under The Oilgear Stock Retirement Plan (Stock Retirement Plan). The


16  ANNUAL REPORT 1999

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997


plan covering hourly employees and union members generally provides benefits of stated amounts for each year of service. The Company's policy is to fund pension costs to conform to the Employee Retirement Income Security Act of 1974.

     Unfunded employee retirement plan costs reflect the excess of the unfunded accumulated benefit obligation over accrued pension cost. This excess has been partially offset by an intangible asset with the remainder reflected as an adjustment to accumulated other comprehensive income in shareholders' equity. Plan assets are primarily invested in The Oilgear Company common stock (115,617 shares at December 31, 1999 and 1998, respectively), money market, equity and long-term bond mutual funds. Data relative to 1999 and 1998 is as follows:

FUNDED STATUS                                                1999         1998
==============================================================================
Accumulated benefit obligation
  including vested benefits                           (19,300,000) (20,300,000)
Excess of projected benefit
  obligation over accumulated
  benefit obligation                                   (1,700,000)  (2,000,000)
------------------------------------------------------------------------------
Projected benefit obligation                          (21,000,000) (22,300,000)
Plan assets at fair value                              18,500,000   19,000,000
------------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                             (2,500,000)  (3,300,000)
Unrecognized net transition liability
  being recognized over 15 years                          200,000      300,000
Unrecognized prior service cost                          (550,000)    (600,000)
Unrecognized net loss from past
  experience, experience different
  from that assumed and effects
  of changes in assumptions                             6,300,000    7,650,000
------------------------------------------------------------------------------
Prepaid pension cost, included in other assets          3,450,000    4,050,000
Adjustment for additional minimum
  liability, reflected as unfunded
  employee retirement plan costs                         (790,000)  (1,550,000)
------------------------------------------------------------------------------
Total prepaid pension cost                           $  2,660,000    2,500,000
-----------------------------------------------------=========================

CHANGE IN PLAN ASSETS                                        1999         1998
==============================================================================
Fair value of plan assets at
  beginning of year                                  $ 19,000,000   19,100,000
  Actual return on plan assets                            700,000    1,100,000
  Employer contributions                                       --      300,000
  Benefits paid                                        (1,500,000)  (1,500,000)
  Administrative expenses                                      --     (100,000)
  Transfer from Stock Retirement Plan                     300,000      100,000
------------------------------------------------------------------------------
Fair value of plan assets at end of year             $ 18,500,000   19,000,000
-----------------------------------------------------=========================

CHANGE IN PROJECTED BENEFIT
OBLIGATION                                                   1999         1998
==============================================================================
Benefit obligation at
  beginning of year                                  $(22,300,000) (19,500,000)
  Service cost                                           (500,000)    (300,000)
  Interest cost                                        (1,500,000)  (1,300,000)
  Plan amendments                                              --      600,000
  Benefits paid                                         1,500,000    1,500,000
  Actuarial gain (loss)                                 2,100,000   (3,200,000)
  Transfer from Stock Retirement Plan                    (300,000)    (100,000)
------------------------------------------------------------------------------
Projected benefit obligation~at end of year          $(21,000,000) (22,300,000)
-----------------------------------------------------=========================

     Net pension expense under these plans for the year is comprised of the following:

                                                    1999       1998       1997
==============================================================================
Service cost                               $   500,000     300,000     500,000
Interest cost on projected
  benefit obligation                         1,500,000   1,300,000   1,300,000
Return on plan assets                       (1,800,000) (1,800,000) (3,900,000)
Net amortization and deferral
  of net transition liability                  400,000     200,000   2,700,000
------------------------------------------------------------------------------
Net pension expense                        $   600,000           -     600,000
-------------------------------------------===================================

     The actuarial present value of the projected benefit obligation was determined using a weighted-average discount rate of 8.25% in 1999 and 7.0% in 1998 and 1997 and a rate of increase in compensation levels (as applicable) of 3% offset by projected payments from the Stock Retirement Plan as outlined in the plan's provisions. The expected long-term rate of return used to measure plan assets was 10% in 1999, 1998 and 1997 and the expected rate of return on the assets in the Stock Retirement Plan was 9.5% in 1999 and 9% in 1998 and 1997.

     The Company has a pension plan (UK Plan) for substantially all United Kingdom employees that provides defined benefits based upon years of service and salary. The provisions of the UK Plan provide for vesting after six months of continuous employment and employee contributions equal to 6% of salary. At the most recent actuarial determination date, April 1998, the pension plan data comprised the following:

------------------------------------------------------------------------------
Actuarial present value of vested
  accumulated plan benefits                                        $ 8,600,000
-------------------------------------------------------------------===========
Plan assets at fair value                                          $11,800,000
-------------------------------------------------------------------===========

     Pension expense for the UK Plan was $311,000, $268,000 and $241,000 in 1999, 1998 and 1997, respectively.

     The Stock Retirement Plan is a defined contribution plan covering substantially all domestic salaried employees. The Stock Retirement Plan is noncontributory and provides for discretionary Company contributions based on a percentage of defined earnings of eligible employees. No contributions were made to the Stock Retirement Plan in 1999, 1998 and 1997. The Stock Retirement Plan owned 437,233 shares of the Company's common stock as of December 31, 1999 and 1998, respectively. Certain benefits payable under the Stock Retirement Plan serve to reduce benefits payable under the noncontributory defined benefit retirement plan referred to above.

(B) EMPLOYEE SAVINGS PLANS

     The Company has an employee savings plan (Savings Plan), under which eligible domestic salaried employees may elect, through payroll deduction, to defer from 1% to 15% of their base salary, subject to certain limitations, on a pretax basis. The Company will contribute an additional 50% of the minimum 2% contribution and 25% of any additional contribution up to 3% above the minimum contribution. Contributions are placed in trust for investment in defined funds, including a stock fund for investment primarily in common stock of the Company. The Savings Plan trustee may purchase for the stock fund the Company's common stock, subject to certain limitations, at a price equal to 80% of the previous month's average low bid price. This discount is considered an additional Company contribution to the Savings Plan in the year of purchase.



GROWTH THROUGH TECHNOLOGY                                          OILGEAR  17

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997

The amounts charged to expense under the Savings Plan, including the stock discount, were $308,000, $300,000 and $314,000 in 1999, 1998 and 1997, respectively. The Savings Plan owned 383,644 and 328,958 shares of the Company's common stock as of December 31, 1999 and 1998, respectively.

     The Company also has the Oilgear Milwaukee Shop Savings Plan, under which eligible domestic collective bargaining unit employees may elect, through payroll deductions, to defer from 1% to 15% of their earnings, subject to certain limitations, on a pretax basis. Beginning with payrolls paid after October 31, 1997 the Company started to contribute an additional 10% on the first 5% of employee contributions. Contributions are placed in trust for investments in defined funds. The amounts charged to expense were approximately $14,000, $16,000 and $3,000 in 1999, 1998 and 1997, respectively.

(C) EMPLOYEE STOCK PURCHASE PLAN

     The Company has a key employee stock purchase plan under which shares of common stock may be sold to key employees under restricted sales agreements. The shares are sold at the market price at the time of the sale. One-half of the purchase price is payable under 5% promissory notes over a three-year period. The Company forgives the last portion of the note over a three-year period, beginning the year in which the first half is repaid, if employment has continued. The anticipated compensation element of the shares sold, represented by the potential forgiveness of the last one-half of the principal due, is charged to operations on the straight-line basis over the life of the note. The amounts charged to operations were $53,000, $51,000 and $63,000 in 1999, 1998 and 1997, respectively.

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

     A summary of stock option activity related to the Option Plan is as follows:

                                                      Weighted
                                                       Number    Average Price
                                                      of Shares    Per Share
==============================================================================
Outstanding at December 31, 1996                        84,486      $ 9.35
  Granted                                               32,874      $13.08
  Exercised                                            (19,862)     $ 8.54
  Canceled and available for reissue                   (34,488)     $ 8.54
------------------------------------------------------------------------------
Outstanding at December 31, 1997                        63,010      $11.91
  Granted                                                5,626      $14.08
  Exercised                                             (1,985)     $11.84
  Canceled and available for reissue                    (8,909)     $11.84
------------------------------------------------------------------------------
Outstanding at December 31, 1998                        57,742      $12.31
  Granted                                               31,000      $ 7.68
  Exercised                                                 --          --
  Canceled and available for reissue                    (1,112)     $14.78
------------------------------------------------------------------------------
Outstanding at December 31, 1999                        87,630      $10.76
-------------------------------------------------------=======================
Range of exercise prices of options
  outstanding at December 31, 1999                              $7.19 - $18.00
-------------------------------------------------------=======================
Options available for grant at
  December 31, 1999                                     16,778
-------------------------------------------------------=======================

     Other information regarding the Option Plan is as follows:

                                                        1999     1998     1997
==============================================================================
Options exercisable at end of year                    47,083   16,434   13,731
------------------------------------------------------------------------------
Weighted-average exercise price of
  exercisable options                                $ 12.00    11.00    11.09
------------------------------------------------------------------------------
Weighted-average fair value of
  options granted during year                        $  1.39     3.03     1.82
-----------------------------------------------------=========================

     At December 31, 1999, the weighted-average remaining contractual lives of stock options outstanding is approximately 2.5 years.

     Had compensation cost for the Company's stock options been recognized using the fair value method, the Company's pro forma operating results would have been as follows:

                                                  1999        1998        1997
==============================================================================
Net earnings reported                       $1,328,068     574,762   2,677,482
------------------------------------------------------------------------------
Pro forma net earnings                      $1,306,552     561,210   2,665,169
------------------------------------------------------------------------------
Pro forma basic net
  earnings per share                        $      .66         .29        1.41
------------------------------------------------------------------------------
Pro forma diluted net
  earnings per share                        $      .66         .29        1.39
--------------------------------------------==================================

     The fair value of the Company's stock options used to compute pro forma net earnings and earnings per share disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model with a risk-free interest rate equivalent to 3 year Treasury securities, and an expected life of 3.5 years. The Black-Scholes option pricing model also used the following weighted-average assumptions: 1999 - expected volatility of 24% and expected dividend yield of 4%; 1998 - expected volatility of 24% and expected dividend yield of 2%; and 1997 - expected volatility of 39% and expected dividend yield of 2%. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from traded options, and because changes in the subjective input can materially affect the fair value estimates, in the opinion of management the existing models do not necessarily provide a reliable single value of its options and may not be representative of the future effects on reported net earnings or the future stock price


18  ANNUAL REPORT 1999

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
The Oilgear Company and Subsidiaries, Years ended December 31, 1999, 1998 and 1997

of the Company's common stock. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period.

(E) DIRECTORS' STOCK PLAN

     The Oilgear Company Directors' Stock Plan provides for directors of Oilgear, eligible to receive directors' fees, to receive Oilgear common stock in lieu of all or part of their directors' fees. There are 15,000 shares authorized for issuance under the plan of which 2,000, 2,000 and 1,500 shares were issued in 1999, 1998 and 1997, respectively. As of December 31, 1999, 6,125 shares remain available for issuance.

(F) POST-RETIREMENT HEALTH CARE AND
    LIFE INSURANCE BENEFITS

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

     The post-retirement health care and life insurance benefits are 100% funded by the Company on a pay as you go basis. There are no assets in these plans.

     The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheet at December 31, 1999 and 1998:

1999                                                        1998
==============================================================================
Accumulated post-retirement benefit
obligation                                          $ (7,621,000)  (8,504,000)
Plan assets at fair value                                     --            --
------------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation in excess of plan assets                 (7,621,000)   (8,504,000)
Unrecognized prior service cost                         (383,000)    (432,000)
Unrecognized net gain                                 (2,805,000)   (1,969,000)
------------------------------------------------------------------------------
Net amount recognized                               $(10,809,000)  (10,905,000)
----------------------------------------------------==========================

The following table presents the plan's changes in accumulated post-retirement benefit obligation.

                                                            1999          1998
==============================================================================
Accumulated post-retirement benefit
obligation in excess of
plan assets at begining of year                     $ (8,504,000)   (8,806,000)
  Service cost                                           (95,000)      (87,000)
  Interest cost                                         (578,000)     (594,000)
  Benefits paid                                          540,000       630,000
  Actuarial gain                                       1,033,000       353,000
  Plan amendments                                        (17,000)           --
------------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation in excess of plan assets
  at end of year                                    $ (7,621,000)   (8,504,000)
----------------------------------------------------==========================

Net periodic post-retirement benefit cost includes the following components:

                                                     1999       1998      1997
==============================================================================
Service cost                                    $  95,000     87,000    96,000
Interest cost                                     578,000    594,000   580,000
Net amortization and deferral                    (230,000)  (116,000) (212,000)
------------------------------------------------------------------------------
Net periodic post-retirement
  benefit cost                                  $ 443,000    565,000   464,000
------------------------------------------------==============================

     For measurement purposes, the following health care cost assumptions were made:

     For all retiree and active groups, health care costs increase at a rate of 6.5% in 2000, grading down to a rate of 4.5% in year 2004 and thereafter.

     The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1999 by $146,000 and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended December 31, 1999 by $27,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation as of December 31, 1999 by $164,000 and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended December 31, 1999 by $22,000. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 8.0% at December 31, 1999 and 7.0%, at December 31, 1998 and 1997, respectively.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 1999 and 1998:

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

OTHER FINANCIAL INSTRUMENTS:

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, accounts payable and notes receivable from employees approximate their fair value.

(11) LEGAL CONTINGENCIES

     The Company is a defendant in several product liability actions that it believes are adequately covered by insurance.



GROWTH THROUGH TECHNOLOGY                                          OILGEAR  19

------------------------------------------------------------------------------
MANAGEMENT'S REPORT
------------------------------------------------------------------------------

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

     The Audit Committee of the Board of Directors meets with the independent auditors and the Company's management to review the scope and findings of the audit, review the Company's system of internal control, and review other accounting and financial matters. The Company will continue to conduct its business affairs in accordance with the highest ethical standards.



/s/ David A. Zuege
---------------------------
David A. Zuege, President
and Chief Executive Officer


/s/ Thomas J. Price
---------------------------
Thomas J. Price,
Vice President - Finance
and Corporate Secretary

------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------


Shareholders and the Board of Directors

The Oilgear Company:

     We have audited the accompanying consolidated balance sheets of The Oilgear Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations and shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Oilgear Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ KPMG LLP
KPMG LLP

Milwaukee, Wisconsin
March 1, 2000

20  ANNUAL REPORT 1999