Form 10-K405, Exhibit 13
period 2000-12-31
OILGEAR CO
filed 2001-04-02
CIK 74058

                                                                      EXHIBIT 13

ANNUAL REPORT 2000

 MANAGEMENT'S DISCUSSION


DISCUSSION OF RESULTS OF OPERATIONS

SHIPMENTS,
 ORDERS & BACKLOG                      2000             1999              1998
-------------------------------------------------------------------------------
Net orders                    $  94,661,000    $  87,339,000        94,650,000
Percentage increase
 (decrease)                             8.4%            (7.7%)            (2.4%)
Net sales (shipments)         $  92,318,000    $  90,709,000     $  96,455,000
Percentage increase
 (decrease)                             1.8%            (6.0%)             6.1%
Backlog at December 31        $  21,187,000    $  18,844,000     $  22,214,000
Percentage increase
 (decrease)                            12.4%           (15.2%)            (7.5%)

     NET SALES of $92.3 million for 2000 were 1.8% higher than the $90.7 million for 1999. Several large orders received for engineering and electrohydraulic components used in the sophisticated systems for the United States aerospace industry significantly contributed to the approximate 6.9% increase in the Domestic segment's net sales. The soft demand in the United States economy for fluid power products in the second half of 2000 had a negative effect on the Domestic segment's performance in 2000 despite the success with the system orders. Increased orders from the heavy equipment industry in Mexico and Korea significantly contributed to the 25.2% increase in the International segment's net sales despite most of the international local currencies weakening against the US dollar in 2000. The European segment's net sales decreased by 15.8%. Most of the decrease came from the difference in the average exchange rate used in 2000 compared to the average exchange rate used in 1999 to convert the Euro and the British Pound to US dollars. The weaker European currencies have also put pressure on European markets.

     Net sales of $90.7 million for 1999 were 6.0% lower than the $96.5 million for 1998. Most of the decrease came from the continued decline in demand for fluid power products in the United States markets. Customer sales in the United States decreased by 10.2%. Although the European economy for fluid power products was soft, the European segment had an increase in net sales of 4.6% in local currencies which translated into a 0.4% increase when the local currencies were converted to US dollars. Net sales from the International segment increased by 35.5%.

GROSS PROFIT                  2000          1999           1998
---------------------------------------------------------------------
Gross profit           $23,743,000   $23,328,000     24,592,000
Gross profit margin           25.7%         25.7%          25.5%
Percentage increase
 (decrease)                      -%          0.8%         (13.2%)

     GROSS PROFIT MARGIN was 25.7% in 2000 and 1999 and 25.5% in 1998. The Company reclassified non research and development engineering expenses from operating expenses to cost of sales for all years presented. These expenses have been determined to be product costs used in designing the engineered system products and writing software for the system control features.

SELLING, GENERAL AND             2000          1999            1998
ADMINISTRATIVE EXPENSES
-------------------------------------------------------------------
Research and
development                $2,100,000     2,100,000       2,000,000
Selling, general and
administrative less
research
and development           $18,965,000    17,921,000      19,685,000
Percentage increase
(decrease)                        5.8%         (9.0%)          (0.8%)
Percentage of net sales          20.5%         19.8%           20.4%

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES less research and development increased by 5.8% in 2000. Increased selling expenses with an emphasis on customer service and an increase in the allowance for doubtful receivables to cover the anticipated expense from a UK customer placed into receivership were the major reasons for the increase. The reserve for doubtful receivables was increased by approximately $600,000 to cover the entire amount owed by this UK customer. Any recovered amounts will be reflected in our 2001 results. The Company has been notified by the Receivers that a report on the receivership will be available to all unsecured creditors in three months and at the same time a meeting of the creditors will be convened. The Company has hired an attorney and will attempt to recover whatever portion of the receivable possible. The continued emphasis on cost reductions and the restructuring of the Domestic operations at the end of 1998 accounted for most of the decreases in 1999 as compared to 1998.

     The Company's research and development expense remained approximately at the same level for 2000, 1999 and 1998. The Company continues its commitment to its customer demands for new and more efficient hydraulic products. This commitment produced new customers and new applications for the Company's products.

     INTEREST EXPENSE decreased by approximately $113,000 and $461,000 in 2000 and 1999, respectively. The primary reason was the decrease in the weighted daily average of net borrowings.

     INCOME TAX effective rates were 32.0%, 19.9% and 52.8% in 2000, 1999 and 1998, respectively. Changes in the valuation allowance and foreign tax rate differentials were the principal reasons for the fluctuation in effective tax rates. See note 8 to the Consolidated Financial Statements for a reconciliation of the rates.

     NET EARNINGS decreased in 2000 compared to 1999 by approximately $554,000 for the reasons noted above and primarily due to an approximate increase of $664,000 in the allowance for doubtful receivables as a result of a customer in the UK being put into receivership as discussed above. In 1999, net earnings increased compared to 1998 by approximately $753,000, primarily as a result of decreasing operating expenses.

FORWARD LOOKING COMMENTS AND MATTERS THAT MAY AFFECT FUTURE
OPERATIONS

     The Company is going into 2001 with an increased backlog resulting from a few large system orders. However, the soft global fluid power market continued in the first two months of 2001 despite some success with the larger system contracts. The strong dollar has continued into the first two months of 2001 which will have a negative effect on net sales and gross margins in the European and International segments. If there is increased demand in the world for capital equipment projects that require fluid power technology, the Company is ready to supply the engineering, hydraulic and electrical products and customer service required to meet those demands.

INFLATION AND CHANGING PRICES

     Oilgear uses the LIFO method of accounting for 71% of its inventories and has reserves for obsolete and slow moving inventory. The Company's assets residing in the United States and Western Europe account for approximately 93% of the total assets of the Company. These assets are in operation and have been maintained through the years. Management believes that inflation has not significantly distorted the net earnings reported for the Company. However, because of inflation and the extent to which these assets have been depreciated, management believes the book value of the Company, stated in historical dollars at $15.88 per share, significantly understates the current or replacement value of the Company's assets.

DISCUSSION OF FINANCIAL POSITION

     The Consolidated Balance Sheets present the Company's financial position at year end compared with the previous year end. This financial statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

WORKING CAPITAL                                        2000                 1999
--------------------------------------------------------------------------------
Current assets                                  $52,110,000           49,361,000
Current liabilities                              19,248,000           15,861,000
Working capital                                  32,862,000           33,500,000
Current ratio                                          2.71                 3.11

     The most significant increase in 2000 current assets came from an increase in the engineered system contracts using the percentage of completion method of accounting which resulted in a 420.2% increase in costs and estimated earnings in excess of billings on uncompleted contracts ($2,150,000). An increase in trade accounts receivable of 5.9% ($1,030,000) was the result of a few significant customer invoices billed in 2000 and paid in 2001 net of an increase in the allowance for doubtful receivables of $664,000.

     The increase in current liabilities came primarily from a 24.3% increase in accounts payable ($1,508,000), a 219.1% increase in customer deposits ($1,147,000) and a 50.6% increase in the current debt ($1,100,000). The increase in the engineered system contracts was the primary reason for the change.

     Working capital did not change significantly in 2000 and the current ratio was strong in 2000 and 1999 at 2.71 and 3.11, respectively.

     OTHER ASSETS increased by 45.5% or $2,468,000. The increase in prepaid pension cost was the primary reason for the change. See intangible pension assets, unfunded employee retirement plan costs, unfunded post-retirement health care costs and minimum pension liability adjustment which are explained further in Note 9 to the Consolidated Financial Statements.

CAPITALIZATION                                        2000                 1999
--------------------------------------------------------------------------------
Interest bearing debt                          $23,331,000           20,719,000
Shareholders' equity                            31,387,000           33,078,000
Debt and equity                                 54,718,000           53,797,000
Ratio                                                 42.6%                38.5%

     The effect of currency rate changes during 2000 caused a $1,424,000 decrease in shareholders' equity.

     INTEREST BEARING DEBT increased by 12.6% ($2,612,000) in 2000. The cash was used to fund the operating activities and additions to property, plant and equipment. See Consolidated Statements of Cash Flows.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
2000                                                         FIRST            SECOND             THIRD           FOURTH
-----------------------------------------------------------------------------------------------------------------------
Net sales                                              $24,465,000        22,097,000        22,717,000       23,039,000
Net earnings (loss)                                        539,000           288,000           310,000         (363,000)
Basic earnings (loss) per share of common stock               0.27              0.15              0.16            (0.18)
Diluted earnings (loss) per share of common stock             0.27              0.15              0.16            (0.18)
Dividends per share of common stock                           0.07              0.07              0.07             0.07
Stock price low*                                              6.69              6.75              8.00             6.75
Stock price high*                                            10.00             11.50             11.50            10.13

1999                                                         FIRST            SECOND             THIRD           FOURTH
-----------------------------------------------------------------------------------------------------------------------
Net sales                                              $23,210,000        22,357,000        22,294,000       22,848,000
Net earnings                                               482,000           341,000           301,000          204,000
Basic earnings per share of common stock                      0.25              0.17              0.15             0.10
Diluted earnings per share of common stock                    0.25              0.17              0.15             0.10
Dividends per share of common stock                           0.07              0.07              0.07             0.07
Stock price low*                                              6.75              4.50              6.25             6.25
Stock price high*                                            12.88              9.63              9.50             8.69
 *High and low sales prices in the Nasdaq Stock Market.

ANNUAL REPORT 2000

MANAGEMENT'S DISCUSSION

DISCUSSION OF CASH FLOWS

     Cash and cash equivalents decreased by $1,597,000 in 2000 and increased by $2,640,000 and $1,048,000 in 1999 and 1998, respectively.

     The significant providers of cash in 2000 compared to 1999 are the following items. Net earnings were $774,000 compared to $1,328,000 in 1999. Depreciation was $3,909,000 compared to $4,078,000 in 1999. Accounts payable provided $1,687,000 compared to $1,290,000 used in 1999 and customer deposits provided $1,158,000 compared to $1,600,000 used in 1999. The increase in system order contracts in progress at the end of 2000 compared to 1999 caused the changes to accounts payable and customer deposits. Interest bearing debt provided $2,604,000 compared to $5,819,000 used in 1999. The material part of the interest bearing debt is a revolving line of credit that fluctuates with the timing of accounts receivable and inventory balances and the amount of work in progress from the system contracts.

     The significant users of cash in 2000 compared to 1999 are the following items. Trade accounts receivable used $1,470,000 because of a few significant invoices billed in 2000 but paid in 2001 compared to $221,000 used in 1999. Inventory used $1,230,000 to improve delivery time to customers compared to $4,784,000 provided in 1999. Billings, costs and estimated earnings on uncompleted contracts used $2,381,000 from the increase in system order contracts in progress at the end of 2000 compared to $1,223,000 provided in 1999. Capital expenditures used $2,539,000 in 2000 compared to $1,761,000 used in 1999. These expenditures were used to acquire and upgrade the Company's machine tools, computer equipment and building improvements. Other, net (net other assets and liabilities) used $3,460,000 from the increase in prepaid pension expense compared to $1,150,000 provided in 1999. All other items as a group used $648,000 compared to $768,000 provided in 1999.

     The significant providers and users of cash in 1999 compared to 1998 are the following items. Net earnings were $1,328,000 compared to $575,000 provided in 1998. Depreciation was $4,078,000 compared to $3,704,000 provided in 1998. Inventory provided $4,784,000 compared to $2,038,000 used in 1998. The net change in other, net (net other assets and liabilities) provided cash of $1,150,000 in 1999 compared to using cash of $597,000 in 1998.

     In 1999, the net cash used by financing activities was $5,402,000 compared to net cash provided by financing activities in 1998 of $1,663,000. The primary reason for the change was that in 1999 the net of debt and restricted cash decreased by $5,016,000 and in 1998 it increased by $1,895,000.

     The Company entered into operating lease agreements for approximately $1,750,000, $3,700,000 and $3,600,000 in 2000, 1999 and 1998, respectively, for capital equipment most of which was machines and tools for the Fremont and Milwaukee manufacturing facilities.

     The dividends paid in each quarter of 2000, 1999 and 1998 were $.07 per share.

     The Company's common stock is traded over-the-counter in the Nasdaq Stock Market, symbol OLGR. Oilgear believes it is desirable for its employees to have an ownership interest in the Company. Several programs that are described in note 9 to the Consolidated Financial Statements support this concept. The Company did not sell common stock in 2000. In 1999 and 1998 the Company sold common stock as follows:

COMMON STOCK               SHARES                  VALUE
---------------------------------------------------------
1999                       28,245               $299,000
1998                       35,435               $469,000

     In December 2000 the Company announced a stock buy back program for 100,000 shares of common stock during the next three years. The Company bought 22,982 and 2,775 shares in 2000 and 1999, respectively.

     The Company's financial position at December 31, 2000 continues to be strong and management believes the Company has adequate means for meeting its future capital and operating needs.

MARKET RISK MANAGEMENT

     The Company is exposed to market risk stemming from changes in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in earnings and cash flows. The Company has significant foreign operations, for which the functional currencies are denominated primarily in the Euro and British Pound Sterling. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the dollar, the sales, expenses, profits, assets and liabilities of the Company's foreign operations, as reported in the Company's Consolidated Financial Statements, increase or decrease accordingly. The Company's debt structure and interest rate risk are managed through the use of fixed and floating rate debt. The Company's primary exposure is to United States interest rates (see notes 4 and 5 to the Consolidated Financial Statements). A 100 basis point movement in interest rates on floating rate debt outstanding at December 31, 2000 would result in a change in earnings before income taxes of approximately $120,000.

EURO CONVERSION

     The Company has assessed the impact the Euro conversion will have on its operations with regard to competition, currency risk, contracts, taxation and information technology. The software needed to properly process transactions in the Euro has been upgraded. The Company believes the conversion to the Euro that began in January 1999 will not have a material adverse effect upon its business or its financial condition. However, there can be no assurance that unforeseen difficulties and costs may not arise.

CAUTIONARY FACTORS

     The discussions in this section and elsewhere contain various forward-looking statements concerning the Company's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may also be made by the Company from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words "anticipate," "believe," "estimate," "expect," "objective," and similar expressions are intended to identify forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks and uncertainties, many of which are beyond the Company's control, that could cause the Company's actual results and performance to differ materially from what is expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of the Company:

     - Factors affecting the Company's international operations, including relevant foreign currency exchange rates, which can affect the cost to produce the Company's products or the ability to sell the Company's products in foreign markets, and the value in United States dollars of sales made in foreign currencies. Other factors include foreign trade, monetary and fiscal policies; laws, regulations and other activities of foreign governments, agencies and similar organizations; and risks associated with having major facilities located in countries which have historically been less stable than the United States in several respects, including fiscal and political stability.

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

     - Unanticipated technological developments that result in competitive disadvantage and create the potential for impairment of existing assets.

5 YEAR SUMMARY

OPERATIONS                                        2000                1999         1998         1997         1996
------------------------------------------------------------------------------------------------------------------------
Net sales                                  $92,318,000          90,709,000   96,455,000   90,904,000   89,621,000
Net earnings                                   774,000           1,328,000      575,000    2,677,000    2,518,000
Basic earnings per share                          0.39                0.67         0.30         1.41         1.39
Diluted earnings per share                        0.39                0.67         0.29         1.40         1.38
Dividends per share                               0.28                0.28         0.28         0.27         0.27

CAPITALIZATION
------------------------------------------------------------------------------------------------------------------------
Interest bearing debt                      $23,331,000          20,719,000   26,700,000   26,358,000   18,451,000
Shareholders' equity                        31,387,000          33,078,000   32,847,000   31,828,000   27,317,000
Total assets                                84,832,000          81,365,000   90,583,000   89,197,000   77,839,000
Book value per share                             15.88               16.62        16.74        16.52        14.58
December 31st stock price*                        9.69                6.88        11.00        15.67        10.00

 *The last sale price for the year in the Nasdaq Stock Market.

CONSOLIDATED STATEMENTS OF OPERATIONS
& SHAREHOLDERS' EQUITY

The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and 1998
OPERATIONS                                                                                 2000              1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
Net sales (note 2)                                                                 $ 92,318,330        90,709,332        96,454,980
Cost of sales (note 3)                                                               68,575,411        67,380,893        71,862,702
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                         23,742,919        23,328,439        24,592,278
Selling, general and administrative expenses                                         21,065,209        20,021,267        21,684,542
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                      2,677,710         3,307,172         2,907,736
Interest expense                                                                      1,580,043         1,693,455         2,154,162
Other non-operating income, net (note 7)                                                198,716           249,895           530,858
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest                                    1,296,383         1,863,612         1,284,432
Income tax expense (note 8)                                                             416,000           370,000           677,000
Minority interest                                                                       106,284           165,544            32,670
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                       $    774,099         1,328,068           574,762
-----------------------------------------------------------------------------------================================================
Basic weighted average outstanding shares                                             1,981,236         1,983,456         1,946,805
-----------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average outstanding shares                                           1,986,330         1,983,736         1,955,803
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share of common stock                                           $       0.39              0.67              0.30
-----------------------------------------------------------------------------------================================================
Diluted earnings per share of common stock                                         $       0.39              0.67              0.29
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Common stock (note 9)
 Balance at beginning of year                                                      $  1,990,783         1,962,538         1,927,103
  Sales to employee and director benefit plans (28,245 and
   35,435 shares in 1999 and 1998, respectively)                                           --              28,245            35,435
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                               1,990,783         1,990,783         1,962,538
-----------------------------------------------------------------------------------------------------------------------------------
Capital in excess of par value (note 9)
 Balance at beginning of year                                                         9,497,906         9,227,013         8,793,822
  Sales to employee and director benefit plans                                             --             270,893           433,191
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                               9,497,906         9,497,906         9,227,013
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings (note 9)
 Balance at beginning of year                                                        23,794,315        23,027,483        22,999,174
  Net earnings                                                                          774,099         1,328,068           574,762
  Cash dividends declared ($.28
   per share in 2000, 1999 and 1998)                                                   (554,690)         (557,042)         (546,453)
  Gain (loss) on sale of treasury stock                                                   6,350            (4,194)             --
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                              24,020,074        23,794,315        23,027,483
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock:
 Balance at beginning of year                                                            (8,800)             --                --
  Purchases of 22,982 and 2,775 shares in 2000 and 1999, respectively                  (189,869)          (29,253)             --
  Sales to employee benefit plans of 9,000 and 1,975 shares in
  2000 and 1999, respectively                                                            70,462            20,453              --
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                                (128,207)           (8,800)             --
-----------------------------------------------------------------------------------------------------------------------------------
Notes receivable from employees (note 9)
 Balance at beginning of year                                                          (223,819)         (193,338)         (182,221)
  Sales under employee stock purchase plan                                              (57,313)         (137,500)          (99,756)
  Payments received/forgiven on notes                                                    93,932           107,019            88,639
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at end of year                                                                (187,200)         (223,819)         (193,338)
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income:
 Foreign currency translation adjustment:
  Balance at beginning of year                                                       (1,902,374)         (456,392)         (990,315)
   Translation adjustment                                                            (1,424,361)       (1,445,982)          533,923
-----------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                             (3,326,735)       (1,902,374)         (456,392)
-----------------------------------------------------------------------------------------------------------------------------------
 Minimum pension liability adjustment:
  Balance at beginning of year                                                          (70,000)         (720,000)         (720,000)
   Minimum pension liability adjustment                                                (410,000)          650,000              --
-----------------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                               (480,000)          (70,000)         (720,000)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                         $ 31,386,621        33,078,011        32,847,304
-----------------------------------------------------------------------------------================================================

See accompanying notes to consolidated financial statements.

ANNUAL REPORT 2000

CONSOLIDATED BALANCE SHEETS

The Oilgear Company and Subsidiaries, Years ended December 31, 2000 and 1999
ASSETS                                                                                                   2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                                      $  5,101,942             6,698,452
  Trade accounts receivable, less allowance for doubtful
   receivables of $932,000 and $268,000 in 2000 and 1999, respectively                             18,593,266            17,563,376
  Costs and estimated earnings in excess of billings on uncompleted
   contracts (note 3)                                                                               2,661,252               511,564
  Inventories (note 3)                                                                             23,829,798            23,232,920
  Prepaid expenses                                                                                    554,205               378,680
  Other current assets                                                                              1,369,592               976,355
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               52,110,055            49,361,347
-----------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (note 5)
  Land                                                                                                930,515             1,010,165
  Buildings                                                                                        11,039,499            11,196,541
  Machinery and equipment                                                                          48,377,971            47,233,691
  Drawings, patterns and patents                                                                    4,776,935             4,249,083
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   65,124,920            63,689,480
  Less accumulated depreciation and amortization                                                   40,289,092            37,103,920
-----------------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                                  24,835,828            26,585,560
Other assets (notes 9)                                                                              7,886,184             5,418,340
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $ 84,832,067            81,365,247
-------------------------------------------------------------------------------------------------==================================

LIABILITIES AND SHAREHOLDERS' EQUITY                                                                     2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
  Short-term borrowings (note 4)                                                                 $    780,679               158,244
  Current installments of long-term debt (note 5)                                                   2,492,294             2,014,355
  Accounts payable                                                                                  7,727,439             6,219,199
  Billings in excess of costs and estimated earnings on uncompleted
   contracts (note 3)                                                                                 503,975               726,671
  Customer deposits                                                                                 1,671,208               523,717
  Accrued compensation and employee benefits                                                        2,624,581             2,612,856
  Other accrued expenses and income taxes (note 8)                                                  3,447,749             3,605,491
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          19,247,925            15,860,533
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current installments (note 5)                                                 20,058,312            18,546,233
Unfunded employee retirement plan costs (note 9)                                                    1,090,000               790,000
Unfunded post-retirement health care costs (note 9)                                                10,595,000            10,809,000
Other noncurrent liabilities                                                                        1,550,453             1,483,998
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                  52,541,690            47,489,764
-----------------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                                        903,756               797,472
Commitments and contingencies (notes 9 and 11)
Shareholders' equity
  Common stock, par value $1 per share, authorized 4,000,000 shares;
   issued 1,990,783 shares in 2000 and 1999; outstanding 1,976,001
   and 1,989,983 shares in 2000 and 1999,  respectively                                             1,990,783             1,990,783
  Capital in excess of par value                                                                    9,497,906             9,497,906
  Retained earnings                                                                                24,020,074            23,794,315
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   35,508,763            35,283,004

  Deduct:
   Treasury stock, 14,782 and 800 shares in 2000 and 1999, respectively                              (128,207)               (8,800)
   Notes receivable from employees for purchase of Company common
   stock (note 9)                                                                                    (187,200)             (223,819)
   Accumulated other comprehensive income:
     Foreign currency translation adjustment                                                       (3,326,735)           (1,902,374)
     Minimum pension liability adjustment (note 9)                                                   (480,000)              (70,000)
-----------------------------------------------------------------------------------------------------------------------------------
   Total accumulated other comprehensive income                                                    (3,806,735)           (1,972,374)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                         31,386,621            33,078,011
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $ 84,832,067            81,365,247
-------------------------------------------------------------------------------------------------==================================

See accompanying notes to consolidated financial statements.

ANNUAL REPORT 2000

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

                                                                                            2000              1999             1998
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                                       $   774,099         1,328,068          574,762
  Adjustments to reconcile net earnings to net cash
    provided (used) by operating activities:
      Depreciation and amortization                                                    3,909,180         4,078,318        3,704,166
        Compensation element of sales of common and
          treasury stock to employees and employee savings plan                           43,526            84,527          143,102
      Deferred income taxes                                                              (77,000)         (225,000)         371,000
      Minority interest in net earnings of consolidated subsidiaries                     106,284           165,544           32,670
      Change in assets and liabilities:
        Trade accounts receivable                                                     (1,470,437)         (221,113)         953,173
        Inventories                                                                   (1,230,165)        4,783,505       (2,038,193)
        Billings, costs and estimated earnings on uncompleted contracts               (2,381,263)        1,222,884       (1,007,777)
        Prepaid expenses                                                                (198,344)          (57,962)         100,268
        Accounts payable                                                               1,686,572        (1,290,258)        (506,401)
        Customer deposits                                                              1,157,954        (1,599,581)        (220,489)
        Accrued compensation                                                              93,224           713,789         (557,824)
        Other, net                                                                    (3,460,057)        1,149,809         (596,602)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                     $(1,046,427)       10,132,530          951,855
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment                                          (2,538,558)       (1,760,946)      (1,553,704)
  Investment in subsidiaries                                                                --                --           (110,000)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                $(2,538,558)       (1,760,946)      (1,663,704)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net borrowings (repayments) under line of credit agreements                            650,745            17,487       (3,915,474)
  Repayment of long-term debt                                                         (1,982,352)       (5,836,257)      (1,879,996)
  Proceeds from issuance of long-term debt                                             3,935,317              --          6,073,074
  Restricted cash used for capital expenditures                                          555,235           802,529        1,617,265
  Dividends paid                                                                        (554,690)         (557,042)        (546,453)
  Purchase of treasury stock                                                            (189,869)          (29,253)            --
  Proceeds from sale of treasury stock                                                    19,500            16,259             --
  Proceeds from sale of common stock                                                        --             124,441          265,198
  Payments received on notes receivable from employees                                    50,406            59,692           49,209
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                     $ 2,484,292        (5,402,144)       1,662,823
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                         $  (495,817)         (329,518)          96,627
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  (1,596,510)        2,639,922        1,047,601
Cash and cash equivalents:
  At beginning of year                                                                 6,698,452         4,058,530        3,010,929
------------------------------------------------------------------------------------------------------------------------------------
  At end of year                                                                     $ 5,101,942         6,698,452        4,058,530
------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                                         $ 1,460,629         1,663,570        2,052,287
    Income taxes                                                                     $   482,501             6,448          235,149
-------------------------------------------------------------------------------------===============================================



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                         $   774,099         1,328,068          574,762
Other comprehensive income (loss):
  Foreign currency translation adjustment                                             (1,424,361)       (1,445,982)         533,923
  Minimum pension liability adjustment                                                  (410,000)          650,000             --
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                                    $(1,060,262)          532,086        1,108,685
-------------------------------------------------------------------------------------===============================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) CONSOLIDATION

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of The Oilgear Company and its subsidiaries (Company). The Company is also involved in three joint ventures (two in India in which the Company has a 51% interest and one in Taiwan in which the Company has a 58% interest). All significant intercompany balances and transactions have been eliminated in consolidation.

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

(c) CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents totaled approximately $1,035,000 and $1,922,000 at December 31, 2000 and 1999, respectively, and consisted primarily of money market funds, commercial paper and short-term U.S. Government securities. Approximately $535,000 of cash equivalents at December 31, 1999 are restricted for capital expenditures and are included in other assets in the consolidated balance sheets (see note 5).

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

(e) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from 20 to 40 years for buildings, 5 to 15 years for machinery and equipment and 5 to 17 years for drawings, patterns and patents.

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

(i) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to selling, general and administrative expenses in the year they are incurred. Total research and development expense was approximately $2,100,000 in 2000 and 1999 and $2,000,000 in 1998.

(j) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(k) EARNINGS PER SHARE

     Basic earnings per share (EPS) is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS does not consider common stock equivalents. Diluted EPS reflects the dilution that would occur if common shares that participated in the net earnings of the Company were issued upon the exercise of dilutive employee stock options. The computation of diluted EPS uses the "if converted" and "treasury stock" methods to reflect dilution.

     The weighted-average number of shares outstanding used in calculating basic EPS was 1,981,236 in 2000, 1,983,456 in 1999, and 1,946,805 in 1998. The
weighted-

ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

average number of shares outstanding used in calculating diluted
EPS was 1,986,330 in 2000, 1,983,736 in 1999, and 1,955,803 in 1998. The
difference between the number of shares used in the two calculations is due to assumed exercise of employee stock options where the exercise price is less than the market price of the underlying stock.

(l) NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for the Company as of January 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company expects the adoption of these new accounting standards to have no impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101). An amendment in June 2000 delayed the effective date for the Company until the fourth quarter of 2000, which is when the Company adopted the bulletin. The adoption of SAB 101 did not have an impact on the consolidated financial statements.

(m) RECLASSIFICATIONS

     Certain amounts as originally reported in 1999 and 1998 have been reclassified to conform with the 2000 presentation.

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

     Geographic segment information is as follows:

SALES TO UNAFFILIATED
CUSTOMERS                                2000             1999             1998
--------------------------------------------------------------------------------
Domestic                         $ 55,289,002       51,726,519       60,252,462
European                           24,222,350       28,752,054       28,649,718
International                      12,806,978       10,230,759        7,552,800
--------------------------------------------------------------------------------
Total                            $ 92,318,330       90,709,332       96,454,980
---------------------------------===============================================
INTERSEGMENT SALES
Domestic                            7,281,785        7,514,872        7,747,143
European                            1,561,307        1,213,378        2,322,182
---------------------------------===============================================
OPERATING INCOME
Domestic                            3,198,525        3,089,204        2,802,070
European                              859,619        1,890,538        2,157,173
International                       1,233,639          987,040          498,493
Corporate expenses,
including R&D                      (2,614,073)      (2,659,610)      (2,550,000)
--------------------------------------------------------------------------------
Total                            $  2,677,710        3,307,172        2,907,736
---------------------------------===============================================
IDENTIFIABLE ASSETS
Domestic                           51,102,716       49,406,985       58,355,279
European                           25,627,153       24,570,824       26,151,752
International                       6,322,871        5,778,819        4,688,108
Corporate                           1,779,327        1,608,619        1,388,052
--------------------------------------------------------------------------------
Total                            $ 84,832,067       81,365,247       90,583,191
---------------------------------===============================================
DEPRECIATION AND
AMORTIZATION
Domestic                            2,887,535        2,938,872        2,657,895
European                              652,983          827,836          798,362
International                         126,398           77,083           70,000
Corporate                             242,264          234,527          177,909
--------------------------------------------------------------------------------
Total                            $  3,909,180        4,078,318        3,704,166
---------------------------------===============================================
CAPITAL EXPENDITURES
Domestic                            1,230,810          573,907          570,025
European                              515,915          603,850          570,231
International                         378,862          174,144           51,981
Corporate                             412,971          409,045          361,467
--------------------------------------------------------------------------------
Total                            $  2,538,558        1,760,946        1,553,704
---------------------------------===============================================


(3) INVENTORIES

     Inventories at December 31, 2000 and 1999 consist of the following:

                                                2000           1999
-------------------------------------------------------------------
Raw materials                           $  2,811,283      2,447,402
Work in process                           18,652,886     17,634,558
Finished goods                             3,868,629      4,777,960
-------------------------------------------------------------------
                                          25,332,798     24,859,920
Lifo reserve                              (1,503,000)    (1,627,000)
-------------------------------------------------------------------
Total                                   $ 23,829,798     23,232,920
----------------------------------------===========================

     Inventories, stated on the LIFO basis, including amounts allocated to uncompleted contracts, are valued at $16,935,000 and $15,642,000 at December, 31, 2000 and 1999, respectively.

     During 2000, 1999 and 1998, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of sales, thus reducing cost of sales by approximately $490,000, $850,000 and $740,000 below the amount that would have resulted from replacing the inventory at prices in effect at December 31, 2000, 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

     A summary of costs and estimated earnings on uncompleted contracts at December 31, 2000 and 1999 is as follows:


                                                         2000              1999
--------------------------------------------------------------------------------
Cost incurred                                     $ 6,767,179         3,871,802
Estimated earnings thereon                          2,978,800         1,567,880
--------------------------------------------------------------------------------
                                                    9,745,979         5,439,682
Less billings to date                              (7,588,702)       (5,654,789)
--------------------------------------------------------------------------------
                                                  $ 2,157,277          (215,107)
--------------------------------------------------==============================
Cost and estimated earnings in
excess of billings on uncompleted
contracts                                         $ 2,661,252           511,564
--------------------------------------------------------------------------------
Billings in excess of costs and
estimated earnings on
uncompleted contracts                                (503,975)         (726,671)
--------------------------------------------------------------------------------
                                                  $ 2,157,277          (215,107)
--------------------------------------------------==============================

(4) SHORT-TERM BORROWINGS

     Each of the Company's two joint ventures in India have a $200,000 line of credit. Short-term borrowings under these lines of credit amounted to approximately $290,000 and $158,000 at December 31, 2000 and 1999, respectively. Current borrowings under these lines of credit bear interest at 13.0% as of December 31, 2000. At December 31, 2000, the Indian joint ventures had $105,000 of export receivables that were discounted with a bank and secured by current assets of the Indian joint venture. The Company also has a $500,000 European line of credit that bears interest at the bank's base rate plus 2% (7.8% as of December 31, 2000). Short-term borrowings under this line of credit amounted to approximately $385,000 at December 31, 2000. There were no short-term borrowings outstanding on the European line of credit at December 31, 1999. These lines of credit are collateralized by substantially all assets of the applicable Indian joint ventures and European subsidiaries, respectively.

(5) LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                            2000            1999
--------------------------------------------------------------------------------
Revolving Loan Agreement                             $13,364,998       9,429,681
Industrial Revenue Bonds                               2,800,000       3,200,000
Notes payable to banks                                 4,824,200       6,233,800
Note payable to a municipality, due
  in monthly installments through
  January 2006 at 4.2% per annum.                        280,342         328,650
Mortgage notes of German subsidiary,
  payable in Deutsche Marks and due
  in annual installments through 2007 at
  interest rates ranging from 4.8% to
  7.6% per annum.                                        690,533         768,109
Mortgage notes of French subsidiary,
  payable in French Francs and due in
  quarterly installments through 2002
  at 9.2% and 9.8% per annum.                             53,917          99,167
Capital leases                                           536,616         501,181
--------------------------------------------------------------------------------
                                                      22,550,606      20,560,588
Less current installments                              2,492,294       2,014,355
--------------------------------------------------------------------------------
Long-term debt, less current
  installments                                       $20,058,312      18,546,233
--------------------------------------------------------------------------------

     The Revolving Loan Agreement, as amended in June 2000, provides for borrowings up to $14,000,000 through April 2003 with an additional $2,000,000 available through April 2001. The interest rate on the first $6,000,000 is fixed at 6.4%. The interest rate on the balance (approximately $7,365,000 and $3,430,000 at December 31, 2000 and 1999, respectively) is calculated at LIBOR plus 1.65% (8.3% at December 31, 2000). The premium above LIBOR (ranging between 1.0% and 1.9%) is determined by the ratio of funded debt to earnings before interest, taxes depreciation and amortization.

     Under the Revolving Loan Agreement, the Company is required to pay a commitment fee of .375 of 1% per annum on the unused portion of the revolving loan agreement loan based on the April 2003 commitment of $14,000,000.

     The Industrial Revenue Bonds were issued in October 1997 under a capital lease agreement between the County of Dodge, Nebraska and the Company to cover the expansion of the Fremont manufacturing facility and related machine tools. The bonds are remarketed weekly and bear interest at a market rate. The average effective rate in 2000 was 4.4%. The lease requires annual rental amortization payments of $400,000 plus interest through October 2007. The Company has the option to purchase the property during the lease period and upon termination of the lease the Company will obtain title to the property. The Industrial Revenue Bonds are collateralized by the property and equipment purchased from the bond proceeds. Allowable equipment purchases and expenses paid out of bond proceeds in 2000 and 1999 were approximately $555,000 and $803,000, respectively. The unused proceeds and related accumulated interest income from the Industrial Revenue Bonds at December 31, 1999 were approximately $535,000. These amounts are included in other assets in the consolidated balance sheets. Such funds are restricted for capital expenditures at the Fremont manufacturing facility. There are no unused proceeds at December 31, 2000. The bond payments are guaranteed by a bank letter of credit that has an annual cost of .75% of the outstanding principal balance of the bonds.

     The Company has a five year note payable to a bank bearing interest at 6.6% with monthly payments of $100,000 plus interest through May 2003. The balance at December 31, 2000 and 1999 was $2,900,000 and $4,100,000, respectively.

     The Company has borrowings of 1,000,000 Pounds Sterling ($1,493,100 and $1,617,500 at December 31, 2000 and 1999, respectively, included in notes payable to banks) due April 2003. The interest rate on this loan floats on a quarterly basis based on bank interest rates in the United Kingdom (7.7% at December 31, 2000).

     The Company also has a note payable to a bank of approximately $431,100, and $516,300 at December 31, 2000 and 1999, respectively. This note bears interest at 7.5% and is payable in monthly installments of $7,100 plus interest through January 2006.

     All borrowings under the Revolving Loan Agreement and notes payable to banks and municipality are collateralized by substantially all domestic property, plant and equipment.

     Covenants in connection with long-term debt provide for, among other things, a specified minimum level of consolidated net worth and working capital and limitations on additional long-term debt and capital expenditures. The Company was in compliance with all covenants at December 31, 2000.

     Aggregate annual principal payments for long-term debt maturing during the next five years, including capital leases, are: 2001 - $2,492,294; 2002 - $1,982,558; 2003 - $16,143,146; 2004 - $560,074; and 2005 - $562,611.

ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

(6) LEASES

     The Company has non-cancelable operating leases, primarily for automobiles, equipment, and sales facilities. Rent expense for operating leases during 2000, 1999 and 1998 was $2,389,000, $2,047,000 and $1,425,000, respectively.

     Future minimum lease payments under non-cancelable operating leases for each of the next five years are: 2001 - $2,379,000; 2002 - $2,105,000; 2003 -
$1,863,000; 2004 - $1,678,000; 2005 - $1,417,000 and thereafter - $1,136,000.

(7) OTHER NON-OPERATING INCOME, NET

     Non-operating income consists of the following:

                                               2000           1999          1998
--------------------------------------------------------------------------------
Interest income                           $ 160,443        216,906       306,630
Foreign currency
  exchange gain (loss)                      (26,807)      (222,309)      181,648
Miscellaneous, net                           65,080        255,298        42,580
--------------------------------------------------------------------------------
                                          $ 198,716        249,895       530,858
------------------------------------------======================================

(8)  INCOME TAXES

     Income tax expense (benefit) attributable to earnings before income taxes and minority interest consists of:

                                       2000              1999              1998
--------------------------------------------------------------------------------
Current:
  Federal                          $   --                --            (364,000)
  State                              65,000            65,000              --
  Foreign                           428,000           530,000           670,000
--------------------------------------------------------------------------------
                                    493,000           595,000           306,000
Deferred                            (77,000)         (225,000)          371,000
--------------------------------------------------------------------------------
Total                             $ 416,000           370,000           677,000
----------------------------------==============================================

     The expected income tax rate based on the U.S. statutory rate of 34% differs from the effective income tax rate as follows:

                                                    2000        1999        1998
--------------------------------------------------------------------------------
Computed "expected" income
  tax rate                                         34.0%       34.0%       34.0%
State taxes (net of federal income
  tax benefit)                                      3.3         2.3         --
Change in balance of valuation
  allowance allocated to
  income tax expense                              (18.4)      (14.5)       11.9
Unremitted foreign earnings and
  foreign tax rate differential                    12.2        (3.2)        4.8
Other items, net                                    0.9         1.3         2.1
--------------------------------------------------------------------------------
Effective income tax rate                          32.0%       19.9%       52.8%
------------------------------------------------================================

     The significant components of deferred income tax expense (benefit) attributable to earnings before income taxes and minority interest are as follows:

                                                   2000        1999         1998
--------------------------------------------------------------------------------
Deferred tax expense (benefit)
  exclusive of the effects of other
  components listed below                     $ 161,000      46,000      (64,000)
Effects of adjustments in
  the beginning of year
  valuation allowance                          (238,000)   (271,000)     435,000
--------------------------------------------------------------------------------
                                              $ (77,000)   (225,000)     371,000
----------------------------------------------==================================


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are as follows:

                                                          2000             1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                              $   100,000           60,000
  Compensation                                         734,000          720,000
  Warranty reserve                                     114,000          100,000
  Employee benefits accruals                         2,123,000        3,447,000
  Tax credit carryforwards                           1,070,000        1,000,000
  Net operating loss carryforwards                   1,563,000          734,000
--------------------------------------------------------------------------------
Total gross deferred tax assets                      5,704,000        6,061,000
Less valuation allowance                               759,000          733,000
--------------------------------------------------------------------------------
Net deferred tax assets                              4,945,000        5,328,000
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                       4,444,000        4,782,000
  Inventories                                          594,000          694,000
  Other                                                 21,000           43,000
--------------------------------------------------------------------------------
Total gross deferred tax liabilities                 5,059,000        5,519,000
--------------------------------------------------------------------------------
Net deferred tax liability                         $  (114,000)        (191,000)
--------------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of January 1, 1999 was $1,004,000. The net change in the total valuation allowance for the years ended December 31, 2000 and 1999 was an increase of $26,000 and a decrease of $271,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     At December 31, 2000 the Company has a U.S. general business tax credit carryforward of approximately $670,000 and an AMT tax credit carryforward of approximately $400,000. The U.S. business tax credits expire in 2001 through 2015 and the AMT tax credits may be carried forward indefinitely. The Company also has a tax operating loss carryforward applicable to a foreign subsidiary of approximately $1,100,000 which can be carried forward indefinitely and a U.S. tax operating loss carryforward of approximately $3,000,000 which can be carried forward for 20 years. The Company also has an AMT tax operating loss carry forward of approximately $2,500,000.

     The unremitted earnings of the Company's foreign subsidiaries, on which income taxes have not been provided, are considered permanently invested and aggregated approximately $11,000,000 at December 31, 2000.

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

The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

conform to the Employee Retirement Income Security Act of 1974.

     Unfunded employee retirement plan costs reflect the excess of the unfunded accumulated benefit obligation over accrued pension cost. This excess has been partially offset by an intangible asset with the remainder reflected as an adjustment to accumulated other comprehensive income in shareholders' equity. Plan assets are primarily invested in The Oilgear Company common stock (115,617 shares at December 31, 2000 and 1999, money market, equity and long-term bond mutual funds. Data relative to 2000 and 1999 is as follows:

FUNDED STATUS                                             2000             1999
--------------------------------------------------------------------------------
Accumulated benefit obligation
  including vested benefits                        (22,000,000)     (19,300,000)
Excess of projected benefit
  obligation over accumulated
  benefit obligation                                (1,000,000)      (1,700,000)
--------------------------------------------------------------------------------
Projected benefit obligation                       (23,000,000)     (21,000,000)
Plan assets at fair value                           21,100,000       18,500,000
--------------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                          (1,900,000)      (2,500,000)
Unrecognized net transition liability
  being recognized over 15 years                       100,000          200,000
Unrecognized prior service cost                       (500,000)        (550,000)
Unrecognized net loss from past
  experience, experience different
  from that assumed and effects
  of changes in assumptions                          8,600,000        6,300,000
--------------------------------------------------------------------------------
Prepaid pension cost, included
  in other assets                                    6,300,000        3,450,000
Adjustment for additional minimum
  liability, reflected as unfunded
  employee retirement plan costs                    (1,090,000)        (790,000)
--------------------------------------------------------------------------------
Total prepaid pension cost                        $  5,210,000        2,660,000
--------------------------------------------------==============================

CHANGE IN PLAN ASSETS                                     2000             1999
--------------------------------------------------------------------------------
Fair value of plan assets at
  beginning of year                               $ 18,500,000       19,000,000
  Actual return on plan assets                         700,000          700,000
  Employer contributions                             3,500,000             --
  Benefits paid                                     (1,500,000)      (1,500,000)
  Administrative expenses                             (200,000)            --
  Transfer from Stock Retirement Plan                  100,000          300,000
--------------------------------------------------------------------------------
Fair value of plan assets at
end of year                                       $ 21,100,000       18,500,000
--------------------------------------------------==============================

CHANGE IN PROJECTED BENEFIT
OBLIGATION                                                2000             1999
--------------------------------------------------------------------------------
Benefit obligation at
  beginning of year                               $(21,000,000)     (22,300,000)
  Service cost                                        (400,000)        (500,000)
  Interest cost                                     (1,700,000)      (1,500,000)
  Benefits paid                                      1,500,000        1,500,000
  Actuarial gain (loss)                             (1,300,000)       2,100,000
  Transfer from Stock Retirement Plan                 (100,000)        (300,000)
--------------------------------------------------------------------------------

Projected benefit obligation
at end of year                                    $(23,000,000)     (21,000,000)
--------------------------------------------------==============================


         Net pension expense under these plans for the year is comprised of the following:

                                             2000           1999           1998
--------------------------------------------------------------------------------
Service cost                          $   400,000        500,000        300,000
Interest cost on projected
  benefit obligation                    1,700,000      1,500,000      1,300,000
Return on plan assets                  (1,800,000)    (1,800,000)    (1,800,000)
Net amortization and deferral
  of net transition liability             300,000        400,000        200,000
--------------------------------------------------------------------------------
Net pension expense                   $   600,000        600,000           --
--------------------------------------------------------------------------------

     The actuarial present value of the projected benefit obligation was determined using a weighted-average discount rate of 8.25% in 2000 and 1999 and 7.0% in 1998 and a rate of increase in compensation levels (as applicable) of 3%, offset by projected payments from the Stock Retirement Plan as outlined in the plan's provisions. The expected long-term rate of return used to measure plan assets was 10% in 2000, 1999 and 1998, and the expected rate of return on the assets in the Stock Retirement Plan was 9.5% in 2000 and 1999 and 9% in 1998.

     The Company has a pension plan (UK Plan) for substantially all United Kingdom employees that provides defined benefits based upon years of service and salary. The provisions of the UK Plan provide for vesting after six months of continuous employment and employee contributions equal to 6% of salary. At the most recent actuarial determination date, April 1998, the pension plan data comprised the following:

--------------------------------------------------------------------------------
Actuarial present value of vested
  accumulated plan benefits                                          $ 8,600,000
---------------------------------------------------------------------===========
Market value of net assets available for benefits                    $11,800,000
--------------------------------------------------------------------------------


     Pension expense for the UK Plan was $296,000, $311,000 and $268,000 in 2000, 1999 and 1998, respectively.

     The Stock Retirement Plan is a defined contribution plan covering substantially all domestic salaried employees. The Stock Retirement Plan is noncontributory and provides for discretionary Company contributions based on a percentage of defined earnings of eligible employees. No contributions were made to the Stock Retirement Plan in 2000, 1999 and 1998. The Stock Retirement Plan owned 430,401 and 437,233 shares of the Company's common stock as of December 31, 2000 and 1999, respectively. Certain benefits payable under the Stock Retirement Plan serve to reduce benefits payable under the non-contributory defined benefit retirement plan referred to above.

(B) EMPLOYEE SAVINGS PLANS

     The Company has an employee savings plan (Savings Plan), under which eligible domestic salaried employees may elect, through payroll deduction, to defer from 1% to 15% of their base salary, subject to certain limitations, on a pretax basis. The Company contributes an additional 50% of the minimum 2% contribution and 25% of any additional contribution up to 3% above the minimum contribution. Contributions are placed in trust for investment in defined funds, including a stock fund for investment primarily in common stock of the Company. The Savings Plan trustee may purchase for the stock fund the Company's common stock, subject to certain limitations, at a price equal to 80% of the previous month's average low bid price. This discount is considered an additional Company contribution to the Savings Plan in the year of purchase.

     The amounts charged to expense under the Savings Plan, including the stock discount, were $327,000, $308,000 and $300,000 in 2000, 1999 and 1998, respectively. The Savings Plan owned 318,394 and 383,644 shares of the Company's common stock as of December 31, 2000 and 1999, respectively.

     The Company also has the Oilgear Milwaukee Shop Savings Plan, under which eligible domestic collective

ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

bargaining unit employees may elect, through payroll deductions, to defer from 1% to 15% of their earnings, subject to certain limitations, on a pretax basis. The Company contributes an additional 10% on the first 5% of employee contributions. Contributions are placed in trust for investments in defined funds. The amounts charged to expense were approximately $19,000, $14,000 and $16,000 in 2000, 1999 and 1998, respectively.

     The Company has a savings plan called the Group Personal Pension Plan (the
Plan) for the United Kingdom permanent employees who are between 20 and 60 years old and have three months of service. The minimum contribution requirement for employees joining the Plan is a gross contribution of 4% of base salary. The maximum contribution is set by the Inland Revenue and depends on the participant's age. The maximum contribution for employees up to age 35 is 17.5% of total compensation (inclusive of the Company's contribution) rising to 20.0% for participant's between ages 36 and 45, 25.0% at ages 46 to 50, 30.0% at ages 51 to 55, 35.0% between 56 and 60 and 40.0% at age 61 or more. The Company pays an amount equal to 4.0% of base salary on March 6 of each year. The Company also pays the whole cost of the death benefit (two and one half times a participants base salary) provided under the plan. The expense for this Plan was $16,000, $22,000 and $12,000 in 2000, 1999 and 1998, respectively.

(C) EMPLOYEE STOCK PURCHASE PLAN

     The Company has a key employee stock purchase plan under which shares of common stock may be sold to key employees under restricted sales agreements. The shares are sold at the market price at the time of the sale. One-half of the purchase price is payable under 5% promissory notes over a three-year period. The Company forgives the last portion of the note over a three-year period, beginning the year in which the first half is repaid, if employment has continued. The anticipated compensation element of the shares sold, represented by the potential forgiveness of the last one-half of the principal due, is charged to operations on the straight-line basis over the life of the note. The amounts charged to operations were $44,000, $53,000 and $51,000 in 2000, 1999 and 1998, respectively.

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

     A summary of stock option activity related to the Company's plan is as follows:

                                                                        WEIGHTED
                                                         NUMBER      AVERAGE PRICE
                                                       OF SHARES       PER SHARE
-----------------------------------------------------------------------------------
Outstanding at December 31, 1997                         63,010        $   11.91
  Granted                                                 5,626        $   14.08
  Exercised                                              (1,985)       $   11.84
  Canceled and available for reissue                     (8,909)       $   11.84
-----------------------------------------------------------------------------------
Outstanding at December 31, 1998                         57,742        $   12.31
  Granted                                                31,000        $    7.68
  Exercised                                                --               --
  Canceled and available for reissue                     (1,112)       $   14.78
-----------------------------------------------------------------------------------
Outstanding at December 31, 1999                         87,630        $   10.76
  Granted                                                30,500        $    7.13
  Exercised                                                --               --
  Canceled and available for reissue                    (14,701)       $   11.56
-----------------------------------------------------------------------------------
Outstanding at December 31, 2000                        103,429        $    9.46
-------------------------------------------------------============================
Range of exercise prices of options
  outstanding at December 31, 2000                                   $7.13 - $18.00
-------------------------------------------------------============================
Options available for grant at
  December 31, 2000                                         979
-------------------------------------------------------============================

     Other information regarding the Company's stock option plan is as follows

                                                  2000         1999         1998
--------------------------------------------------------------------------------
Options exercisable at end of year              56,378       47,083       16,434
--------------------------------------------------------------------------------
Weighted-average exercise price of
  exercisable options                          $ 11.12        12.00        11.00
--------------------------------------------------------------------------------
Weighted-average fair value of
  options granted during year                  $  1.27         1.39         3.03
-----------------------------------------------=================================

     At December 31, 2000, the weighted-average remaining contractual lives of stock options outstanding is approximately 2.6 years.

     Had compensation cost for the Company's stock options been recognized using the fair value method, the Company's pro forma operating results would have been as follows:

                                          2000              1999            1998
--------------------------------------------------------------------------------
Net earnings reported              $   774,099         1,328,068         574,762
--------------------------------------------------------------------------------
Pro forma net earnings             $   737,049         1,306,552         561,210
--------------------------------------------------------------------------------
Pro forma basic net
 earnings per share                $       .37               .66             .29
--------------------------------------------------------------------------------
Pro forma diluted net
 earnings per share                $       .37               .66             .29
--------------------------------------------------------------------------------

     The fair value of the Company's stock options used to compute pro forma net earnings and earnings per share disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model with a risk-free interest rate equivalent to 3 year Treasury securities and an expected life of 3.5 years. The Black-Scholes option pricing model also used the following weighted-average assumptions: 2000-expected volatility of 23% and expected dividend yield of 3%; 1999- expected volatility of 24% and expected dividend yield of 4%; 1998-expected volatility of 24% and expected dividend yield of 2%. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from traded options, and because changes in the subjective input can materially affect the fair value estimates, in the opinion of management the existing models do not necessarily provide a reliable single value of its options and may not be representative of the future effects on reported net earnings or the future stock price of the Company's common stock. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Oilgear Company and Subsidiaries, Years ended December 31, 2000, 1999 and
1998

(E) DIRECTORS' STOCK PLAN

     The Oilgear Company Directors' Stock Plan provides for directors of Oilgear, eligible to receive directors' fees, to receive Oilgear common stock in lieu of all or part of their directors' fees. There are 15,000 shares authorized for issuance under the plan of which 2,000 shares were issued in 2000, 1999 and 1998. As of December 31, 2000, 4,125 shares remain available for issuance.

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

     The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31, 2000 and 1999:

                                                          2000             1999
--------------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation                                      $ (7,720,000)      (7,621,000)
Plan assets at fair value                                 --               --
--------------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation in excess of plan assets               (7,720,000)      (7,621,000)
Unrecognized prior service cost                       (350,000)        (383,000)
Unrecognized net gain                               (2,525,000)      (2,805,000)
--------------------------------------------------------------------------------
Net amount recognized                             $(10,595,000)     (10,809,000)
--------------------------------------------------==============================


The following table presents the plan's changes in accumulated post-retirement benefit obligation.


                                                           2000            1999
--------------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation in excess of
  plan assets at beginning of year                  $(7,621,000)     (8,504,000)
  Service cost                                          (79,000)        (95,000)
  Interest cost                                        (587,000)       (578,000)
  Benefits paid                                         567,000         540,000
  Actuarial gain                                           --         1,033,000
  Plan amendments                                          --           (17,000)
--------------------------------------------------------------------------------
Accumulated post-retirement benefit
  obligation in excess of plan assets
  at end of year                                    $(7,720,000)     (7,621,000)
----------------------------------------------------============================

Net periodic post-retirement benefit cost includes the following components:

                                               2000          1999          1998
--------------------------------------------------------------------------------
Service cost                              $  79,000        95,000        87,000
Interest cost                               587,000       578,000       594,000
Net amortization and deferral              (313,000)     (230,000)     (116,000)
--------------------------------------------------------------------------------
Net periodic post-retirement
  benefit cost                            $ 353,000       443,000       565,000
--------------------------------------------------------------------------------

     For measurement purposes, the following health care cost assumptions were made:

     For all retiree and active groups, health care costs increase at a rate of 5.5% in 2001, grading down to a rate of 4.5% in year 2004 and thereafter.

     The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December, 31, 2000 by $149,000 and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended December 31, 2000 by $12,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation as of December 31, 2000 by $169,000 and the aggregate of the service and interest cost components of net periodic post-retirement cost for the year ended December 31, 2000 by $14,000. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 8.0% at December 31, 2000 and 1999 and 7.0% at December 31, 1998.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 2000 and 1999:

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

(11) LEGAL CONTINGENCIES

     The Company is a defendant in several product liability actions which management believes are adequately covered by insurance.

ANNUAL REPORT 2000                                               NEW PRODUCTS

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


/s/ David A. Zuege

David A. Zuege, President
and Chief Executive Officer



/s/ T. J. Price

Vice President, Chief Financial Officer and
Secretary

Shareholders and the Board of Directors

The Oilgear Company:

     We have audited the accompanying consolidated balance sheets of The Oilgear Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations and shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Oilgear Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/S/ KPMG LLP

KPMG LLP


Milwaukee, Wisconsin
March 5, 2001




20